SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the months of August and September 2006

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated September 22, 2006

Press Release dated September 12, 2006

Report on the First Half of 2006 as of June 30, 2006
(not including the opinion of the External Auditors that will be deposited within October 30, 2006 in compliance with the terms set by the current Italian legislation)

Press Release dated August 1, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: September 30, 2006

Società per Azioni Rome, Piazzale Enrico Mattei, 1 Capital stock euro 4,005,358,876 fully paid Registro Imprese di Roma, c. f. 00484960588 Tel. +39-0659821 Fax +39-0659822141 www.eni.it

ENI INTERIM RESULTS 2006

•	Net profit confirmed at euro 5.28 billion, up 21.5% from a year ago
•	Approved an interim dividend for 2006 of euro 0.60 per share

Rome, 22 September 2006 - Eni’s Board of Directors yesterday approved the consolidated 2006 Interim Report subject to a limited review by external auditors currently underway. Operating profit is confirmed at euro 10,542 million (up 29.2%) and net profit at euro 5,275 million (up and 21.5% year-on-year) as announced on 28 July 2006, along with the publication of the group results for the second quarter of 20061.

Following the announcement at the second quarter results, Eni’s Board of Directors today resolved to pay an interim dividend for fiscal year 2006 amounting to euro 0.60 per share2 (up 33.3% from the 2005 interim dividend) to shares on the register at the ex-dividend date (23 October 2006), with payments starting on 26 October 2006. Holders of ADRs will receive euro 1.20 per ADR, payable on 2 November 2006 to ADR holders as of the 25 October 2006 record date3. Eni’s independent auditors provided their opinion on the distribution of the interim dividend as required by Article 2433-bis paragraph 5 of the Italian Civil Code.

Eni’s consolidated 2006 Interim Report and the accounts of the parent company Eni SpA as of 30 June 2006 have been submitted to the Board of Statutory Auditors and to external auditors.

Eni’s summarized profit and loss account, balance sheet and cash flow statement for the Group and the parent company Eni SpA are attached to this press release.

__________________

(1)	Eni’s Report on the Second Quarter of 2006 is available on the Eni web site at www.eni.it.
(2)	Following new Italian tax laws in force from 1 January 2004, dividends do not entitle to a tax credit and are either subject to a withholding tax or partially cumulated to the receiver’s taxable income, depending on the receiver fiscal status.
(3)	On ADR payment date, JPMorgan Chase Bank, N.A. will pay the dividend less the entire amount of withholding tax under Italian law (currently 27%) to all Depository Trust Company Participants, representing payment of Eni SpA’s gross dividend.

Contacts
e-mailbox: segreteriasocietaria.azionisti@eni.it

Investor Relations:
e-mailbox: investor.relations@eni.it
Tel.: +39 0252051651 - fax: +39 0252031929

Eni Press Office:
e-mailbox: ufficiostampa@eni.it
Tel.: +39 0252031287 +39 0659822040

* * *

This press release and Eni’s consolidated Report on the First Half of 2006 are available on the Eni web site at www.eni.it.

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, oilfield services construction and engineering industries. Eni is present in 70 countries and is Italy’s largest company by market capitalisation.

Attachment

Summarized Group Accounts4

Summarized Group Profit and Loss Account

(million euro)

First half

2005	2005	2006	Change	% Ch.

73,728	Net sales from operations	34,101	44,323	10,222	30.0
798	Other income and revenues	317	372	55	17.4
(51,918)	Operating expenses	(23,627)	(31,119)	(7,492)	(31.7)
	of which non recurring items:
(290)	- Antitrust fine
(5,781)	Depreciation, amortization and writedowns	(2,630)	(3,034)	(404)	(15.4)
16,827	Operating profit	8,161	10,542	2,381	29.2
(366)	Net financial income (expense)	(208)	151	359	..
914	Net income from investments	413	467	54	13.1
17,375	Profit before income taxes	8,366	11,160	2,794	33.4
(8,128)	Income taxes	(3,790)	(5,547)	(1,757)	(46.4)
9,247	Net profit	4,576	5,613	1,037	22.7
	of which:
8,788	- net profit pertaining to Eni	4,343	5,275	932	21.5
459	- net profit of minorities	233	338	105	45.1

Summarized Group Balance Sheet

(million euro)

31 Dec. 2005	30 Jun. 2006	Change

Fixed assets
Property, plant and equipment, net	45,013	43,051	(1,962)
Other assets		654	654
Compulsory stock	2,194	1,866	(328)
Intangible assets, net	3,194	3,172	(22)
Investments, net	4,311	4,267	(44)
Accounts receivable financing and securities related to operations	775	626	(149)
Net accounts payable in relation to capital expenditure	(1,196)	(916)	280
	54,291	52,720	(1,571)
Working capital, net	(3,568)	(5,423)	(1,855)
Employee termination indemnities and other benefits	(1,031)	(1,040)	(9)
Capital employed, net	49,692	46,257	(3,435)
Shareholders’ equity including minority interests	39,217	39,863	646
Net borrowings	10,475	6,394	(4,081)
Total liabilities and shareholders’ equity	49,692	46,257	(3,435)

__________________

(4)	For a reconciliation of summarized Group profit and loss account, balance sheet and cash flow statement with the corresponding statutory tables see Eni’s consolidated Report on the First Half of 2006, in the section “Financial review”. Summarized Group profit and loss account, balance sheet and cash flow statement are unaudited.

Summarized Group Cash Flow Statement

(million euro)	First half

2005	2006	Change

Net profit before minority interest	4,576	5,613	1,037
Adjustments to reconcile to cash generated from operating income before changes in working capital:
- amortization and depreciation and other non monetary items	2,488	2,575	87
- net gains on the disposal of assets	(19)	(60)	(41)
- dividends, interest, taxes, extraordinary income (expense)	3,893	5,583	1,690
Cash generated from operating income before changes in working capital	10,938	13,711	2,773
Changes in working capital related to operations	360	1,004	644
Dividends received, taxes paid, interest (paid) received	(2,685)	(4,047)	(1,362)
Net cash provided by operating activities	8,613	10,668	2,055
Capital expenditure	(3,206)	(3,054)	152
Investments	(48)	(57)	(9)
Disposals	273	104	(169)
Other cash flow related to capital expenditure, investments and disposals	(24)	80	104
Free cash flow	5,608	7,741	2,133
Borrowings (repayment) of debt related to financing activities	85	466	381
Changes in short and long-term financial debt	(1,578)	(1,143)	435
Dividends paid and changes in minority interests and reserves	(3,829)	(3,778)	51
Effect of changes in consolidation and exchange differences	40	(141)	(181)
NET CASH FLOW FOR THE PERIOD	326	3,145	2,819

(million euro)	First half

2005	2006	Change

Change in net borrowings
Free cash flow	5,608	7,741	2,133
Net borrowings of acquired companies
Net borrowings of divested companies	21	1	(20)
Exchange differences on net borrowings and other changes	(768)	117	885
Dividends paid and changes in minority interests and reserves	(3,829)	(3,778)	51
CHANGE IN NET BORROWINGS	1,032	4,081	3,049

Summarized accounts of the parent company Eni SpA

Pursuant to the provisions of Article 4 of Decree No. 38 dated 28 February 2005, from the fiscal year 2006, individual accounts of the parent company Eni SpA are prepared in accordance with International Financial Reporting Standards (IFRSs), approved by the European Commission. In the First Half Report of 2006 is also indicated Eni SpA Accounts at 30 June 2006 prepared in accordance with the IFRSs with the following supplementary information: (i) the restatement of the accounts of Eni SpA for 2005 full year and first half in accordance with IFRSs; (ii) the result of the audit performed by the external auditor on the reconciliations required by IFRS 1.

Summarized Profit and Loss Account of Eni SpA

(million euro)	First half

2005	2005	2006	Change

	Revenue
44,794	Net sales from operations	20,249	27,486	7,237
231	Other income and revenues	72	85	13
45,025	Total revenue	20,321	27,571	7,250
	Operating expenses
(39,537)	Purchases, services and other	(17,314)	(24,911)	(7,597)
(780)	Payroll and related costs	(374)	(401)	(27)
(872)	Depreciation, amortization and writedowns	(412)	(376)	36
3,836	Operating profit	2,221	1,883	(338)
(29)	Net financial income (expense)	(39)	26	65
3,606	Net income from investments	2,744	4,318	1,574
7,413	Profit before income taxes	4,926	6,227	1,301
(1,371)	Income taxes	(809)	(772)	37
6,042	Net profit	4,117	5,455	1,338

Summarized Balance Sheet of Eni SpA

(million euro)	31 Dec. 2005	30 Jun. 2006	Change

Fixed assets
Property, plant and equipment, net	4,954	4,921	(33)
Compulsory stock	1,766	1,746	(20)
Intangible assets, net	858	837	(21)
Investments, net	20,805	20,749	(56)
Accounts receivable financing and securities related to operations	29	29	0
Net accounts payable in relation to capital expenditure	(445)	(120)	325
	27,967	28,162	195
Working capital, net	95	584	489
Employee termination indemnities and other benefits	(255)	(257)	(2)
Capital employed, net	27,807	28,489	682
Shareholders’ equity	26,872	28,973	2,101
Net borrowings	935	(484)	(1,419)
Total liabilities and shareholders’ equity	27,807	28,489	682

Summarized Cash Flow Statement of Eni SpA

(million euro)	First half

2005	2006	Change

Profit of the year	4,117	5,455	1,338
Adjustments to reconcile to cash generated from operating income before changes in working capital:
- amortization and depreciation and other non monetary items	633	772	139
- net gains on the disposal of assets	5	(605)	(610)
- dividends, interest, taxes, extraordinary income (expense)	(2,179)	(3,203)	(1,024)
Cash generated from operating income before changes in working capital	2,576	2,419	(157)
Changes in working capital related to operations	822	1,114	292
Dividends received, taxes paid, interest (paid) received	1,138	1,474	336
Net cash provided by operating activities	4,536	5,007	471
Capital expenditure	(349)	(391)	(42)
Investments	(4)	(217)	(213)
Disposals	122	705	583
Other cash flow related to capital expenditure, investments and disposals	(78)	(325)	(247)
Free cash flow	4,227	4,779	552
Borrowings (repayment) of debt related to financing activities	28	(1,495)	(1,523)
Changes in short and long-term financial debt	267	15	(252)
Dividends paid and changes in minority interests and reserves	(3,602)	(3,360)	242
NET CASH FLOW FOR THE PERIOD	920	(61)	(981)

Free cash flow	4,227	4,779	552
Net borrowings of acquired and divested businesses	54		(54)
Dividends paid and changes in minority interests and reserves	(3,602)	(3,360)	242
CHANGE IN NET BORROWINGS	679	1,419	740

PRESS RELEASE

Meeting Eni Gazprom

The agreement will be signed by 15 October 2006, and subsequently presented to the boards of directors as is customary and to the relevant authorities.

Moscow, 12 September 2006 – In Moscow today, Gazprom CEO Alexei Miller and Eni CEO Paolo Scaroni established guidelines for an agreement between the two companies.

The agreement will focus on the upstream and downstream sectors including oil, natural gas, power and liquefied natural gas (LNG).

The agreement will be signed by 15 October 2006, and subsequently presented to the boards of directors as is customary and to the relevant authorities.

Company contacts:

Press Office +39 02 52031875 – 06 5982398

Switchboard: +39 0659821

ufficio.stampa@eni.it

segreteriasocietaria.azionisti@eni.it

investor.relations@eni.it

Website: www.eni.it

Contents

Contents

MISSION
We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity

BOARD OF DIRECTORS (1)
Chairman
Roberto Poli (2)
Chief Executive Officer and General Manager of Eni SpA
Paolo Scaroni (3)
Directors
Alberto Clô, Renzo Costi, Dario Fruscio, Marco Pinto, Marco Reboa, Mario Resca, Pierluigi Scibetta

GENERAL MANAGERS
Exploration & Production Division
Stefano Cao (4)
Gas & Power Division
Domenico Dispenza (5)
Refining & Marketing Division
Angelo Taraborelli (6)
BOARD OF STATUTORY AUDITORS (7)
Chairman
Paolo Andrea Colombo
Statutory Auditors
Filippo Duodo, Edoardo Grisolia, Riccardo Perotta, Giorgio Silva
Alternate Auditors
Francesco Bilotti, Massimo Gentile

MAGISTRATE OF THE COURT OF ACCOUNTS
DELEGATED TO THE FINANCIAL CONTROL OF ENI SpA
Lucio Todaro Marescotti (8)
Alternate
Angelo Antonio Parente (9)

External Auditors (10)
PricewaterhouseCoopers SpA

The composition and powers of the Internal Control Committee, Compensation Committee and International Oil Committee are presented in the section “Corporate Governance” in the Report of the Directors.
(1) Appointed by the Shareholders’ Meeting held on 27 May 2005 for a three-year period. The Board of Directors expires at the date of approval of the financial statements for the 2007 financial year
(2) Appointed by the Shareholders’ Meeting held on 27 May 2005
(3) Powers conferred by the Board of Directors on 1 June 2005
(4) Appointed by the Board of Directors on 14 November 2000
(5) Appointed by the Board of Directors on 14 December 2005 from 1 January 2006
(6) Appointed by the Board of Directors on 14 April 2004	(7) Appointed by the Shareholders’ Meeting held on 27 May 2005 for a three-year period, expiring at the date of approval of the financial statements for the 2007 financial year
(8) Duties assigned by resolution of the Governing Council of the Court of Accounts on 19-20 July 2006
(9) Duties assigned by resolution of the Governing Council of the Court of Accounts on 27-28 May 2003
(10) Appointed by the Shareholders’ Meeting of 28 May 2004 for a three-year term

Report on the First Half of 2006

Contents

Operating and financial review and consolidated accounts

Operating and financial review		Operating review
	4	Exploration & Production
	11	Gas & Power
	17	Refining & Marketing
	20	Petrochemicals
	22	Oilfield Services Construction and Engineering
	24	Technological innovation
	27	Financial Review
	49	Other information
	54	Glossary
Consolidated accounts for the first half of 2006	58	Balance sheets
	59	Profit and loss account
	60	Statements of changes in shareholders’ equity
	62	Statement of cash flows
	65	Basis of presentation
	65	Principles of consolidation
	66	Evaluation criteria
	72	Changes in accounting principles
	72	Use of accounting estimates
	76	Notes to the Consolidated Financial Statements
Accounts of the parent company Eni SpA as of 30 June 2006 and Interim Dividend for 2006	121
Reports of Independent Auditors	128

Eni means Eni SpA and its consolidated subsidiaries

Contents

ENI REPORT ON THE FIRST HALF OF 2006

Highlights

› Eni’s net profit for the first half of 2006 came in at euro 5.28 billion, up euro 0.9 billion, or 21.5%, from the first half of 2005, reflecting an excellent operating performance (up euro 2.38 billion). Adjusted net profit1 which excludes the net impact of an inventory holding gain and special items was up 23.3% to euro 5.44 billion

› Taking into account the results achieved, Eni’s Board of Directors resolved to distribute an interim dividend for fiscal year 2006 of euro 0.60 per share (euro 0.45 in 2005, up 33.3%). In the first half of 2006 a total of 42 million own shares were purchased at a cost of euro 978 million

› Liquid and natural gas production increased 4.3% to 1.79 mmboe/d from the first half of 2005, resulting from organic growth in particular in Libya, Angola and Egypt. This increase reaches 6.1% excluding the adverse impact of lower entitlements in certain Production Sharing Agreements and buy-back contracts (down 32 kboe/d). Despite the drag on production of certain unpredictable events in Venezuela and Nigeria, Eni’s management is confident to attain a production growth rate of 3% for the full year, under a Brent reference price of about 55 dollar/bbl

› Exploration activities have been intensified: capital expenditure for the first half amounted to o378 million, doubling the level of 2005 first half. Promising discoveries were made in Italy, Nigeria, Congo, Algeria, Egypt, Libya and Norway. In addition, Eni’s exploration portfolio was enhanced both by acquiring new acreage in well established areas such as Pakistan, Australia, Congo and Angola and by entering new high potential countries such as Mozambique and East Timor. Total acreage acquired covers 51,000 square kilometers (99% operated)

› Natural gas sales in Europe increased by 3.11 bcm, or 6.4% from the first half of 2005, to 51.82 bcm reflecting growth in the number of clients

› As part of its strategy of diversification in natural gas sources, Eni and its partners signed a framework agreement for doubling the capacity of the Damietta liquefaction plant in Egypt by means of the construction of a second train with a treatment capacity of 7.6 bcm/y of gas equal to approximately 5 mmtonnes/y of LNG. The project will allow Eni to ramp natural gas production in the Nile Delta offshore starting-up new fields, thus reinforcing the key role of the Damietta plant as a natural gas hub in the Mediterranean basin

› Eni agreed with the Turkish company çalik Enerji a project for the construction of an oil pipeline linking the Turkish coast of the Black Sea at Samsun with the Ceyhan commercial hub on the Mediterranean coast. The new infrastructure will be 550-kilometer long with a maximum transport capacity of 1.5 mmbbl/d of oil, corresponding to approximately 75 mmtonnes/y and will allow to export Russian and Kazakh oil to Western markets avoiding the Bosphorus and Dardanelles straits thus contributing to protecting the environment

__________________

(1)	For a definition and a reconciliation of replacement cost operating/net profit, which exclude inventory holding gains/losses, and adjusted operating/net profit, which exclude special items, to reported operating profit and net profit, see page 37.

Contents

ENI REPORT ON THE FIRST HALF OF 2006

Summary financial data	(million euro)	First half
2005	2005	2006	Change	% Ch.

73,728	Net sales from operations		34,101	44,323	10,222	30.0
16,827	Operating profit		8,161	10,542	2,381	29.2
17,558	Adjusted operating profit		8,181	10,587	2,406	29.4
8,788	Eni’s net profit (1)		4,343	5,275	932	21.5
9,251	Adjusted Eni’s net profit (1)		4,409	5,437	1,028	23.3
14,936	Net cash provided by operating activities		8,613	10,668	2,055	23.9
7,414	Capital expenditure		3,206	3,054	(152)	(4.7)
39,217	Shareholders’ equity including minority interest		37,711	39,863	2,152	5.7
10,475	Net borrowings at period end		9,411	6,394	(3,017)	(32.1)
49,692	Net capital employed		47,122	46,257	(865)	(1.8)
204	R&D costs		108	102	(6)	(5.6)
2,34	Earnings per share	(euro)	1.15	1.42	0.27	23.5
3,97	Cash flow per share	(euro)	2.29	2.87	0.58	25.3
47,06	Number of own shares purchased	(million)	11.55	41.97	30.42	263.4
1,034	Cost of purchased own shares		228	978	750	328.9

(1)	For a definition and a reconciliation of replacement cost operating/net profit, which exclude inventory holding gains/losses, and adjusted operating/net profit, which exclude special items, to reported operating profit and net profit, see page 37.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in average net borrowings for the first half of the year cannot be extrapolated for the full year.

Summary operating data	First half
2005	2005	2006	Change	% Ch.

	Daily production:
1,111	oil	(kbbl)	1,104	1,099	(5)	(0.5)
626	natural gas (1)	(kboe)	610	688	78	12.8
1,737	hydrocarbons (1)	(kboe)	1,714	1,787	73	4.3
93.81	Natural gas sales in Europe	(bcm)	48.71	51.82	3.11	6.4
5.82	- of which upstream sales	(bcm)	2.97	3.08	0.11	3.7
30.22	Natural gas transported on behalf of third parties in Italy	(bcm)	16.33	16.49	0.16	1.0
22.77	Electricity production sold	(TWh)	10.55	12.42	1.87	17.7
51.63	Sales of refined products	(mmtonnes)	24.81	24.87	0.06	0.2
6,282	Service stations at period end (in Italy and outside Italy)	(units)	9,139	6,282	(2,857)	(31.3)
7,282	Production of petrochemicals products	(ktonnes)	3,579	3,554	(25)	(0.7)
5,376	Sales of petrochemicals products	(ktonnes)	2,673	2,680	7	0.3
8,188	Orders acquired in OSC&E segment	(million euro)	5,065	5,970	905	17.9
10,122	Order backlog in OSC&E segment	(million euro)	10,417	12,455	2,038	19.6
72,258	Employees at period end	(units)	71,853	72,329	476	0.7

(1)	Includes own consumption of natural gas (44, 42 and 50 kboe/d in 2005, in the first half of 2005 and in the first half of 2006, respectively).

Key market indicators	First half
2005	2005	2006	Change	% Ch.

54.38	Average price of Brent dated crude oil (1)	49.55	65.69	16.14	32.6
1.244	Average EUR/USD exchange rate (2)	1.285	1.229	(0.056)	(4.4)
43.71	Average price in euro of Brent dated crude oil	38.56	53.45	14.89	38.6
5.78	Average European refining margin (3)	5.52	4.36	(1.16)	(21.0)
4.65	Average European refining margin in euro	4.30	3.55	(0.75)	(17.4)
2.2	Euribor - three-month rate (%)	2.14	2.8	0.7	33.3
3.5	Libor - three-month dollar rate (%)	3.03	4.9	1.9	63.3

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

Exploration & Production

Mineral right portfolio
and exploration activities

As of 30 June 2006, Eni’s portfolio of mineral rights consisted of 1,054 exclusive or shared interests[1] for exploration and development in 36 countries on five continents, for a total net acreage of 303,507 square kilometers (266,002 at 31 December 2005). Of these, 52,940 square kilometers concerned production and development (55,098 at 31 December 2005). Outside Italy net acreage (280,357 square kilometers) increased by 34,408 square kilometers resulting from acquisitions in Angola, Congo, Egypt, Pakistan, Australia, Venezuela, Brazil, Norway, the United States and in new countries such as Mozambique and East Timor.	In Italy total acreage (23,150 square kilometers) declined by 903 square kilometers due to releases.
In the first half of 2006, an intense exploration campaign was carried out in well established areas as evidenced by relevant capital expenditure (euro 378 million, up 103% from the first half of 2005). A total of 34 new exploratory wells were drilled (20 of which represented Eni’s share), as compared to 28 in the first half of 2005 (9 represented Eni’s share). Overall success rate was 25.9% (31.2% of which represented Eni’s share), as compared to 25.8% (40.2% of which represented Eni’s share) in the first half of 2005.

__________________

(1)	Of these, 1 exploration and development right held in joint venture and accounted for with the equity method and 5 exploration rights held through affiliates for activities in Saudi Arabia, Russia and Spain.

Production
First half
2005	2005	2006	Change	% Ch.

1,737	Daily production of hydrocarbons (1)	(kboe)	1,714	1,787	73	4.3
261	Italy		267	242	(25)	(9.4)
480	North Africa		449	548	99	22.0
343	West Africa		326	375	49	15.0
283	North Sea		288	291	3	1.0
370	Rest of world		384	331	(53)	(13.8)
614.9	Production sold (1)	(mmboe)	301.4	313.6	12.2	4.0

(1)	Includes Eni’s share of production of joint ventures accounted for with the equity method of accounting.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

Oil and natural gas production for the first half of 2006 averaged 1,787 kboe/d, representing an increase of 4.3% or 73 kboe/d from the first half of 2005, driven by organic growth mainly in Libya, Angola and Egypt. Production was adversely impacted by: (i) lower entitlements in certain PSAs and buy-back contracts of 32 kboe/d due to higher oil prices; (ii) the unilateral cancellation of the contract with the Venezuelan state company PDVSA concerning the Dación field with effect from 1 April 2006 (down 29 kbbl/d); (iii) field declines in mature areas, mainly in natural gas production in Italy; (iv) the impact of outages and disruptions in Nigeria due to social unrest, of hurricanes on production in the Gulf of Mexico and technical problems at plants in Norway, Italy and Kazakhstan. Excluding the impact of adverse entitlement effects, oil and natural gas production increased by 6.1%. The share of production outside Italy was 86% (84% in the first half of 2005).
Daily production of oil and condensates (1,099 kbbl/d) was in line with the first six months of 2005 (down 0.5%). Decreases concerned: (i) Venezuela, due to the unilateral cancellation of the contract with the Venezuelan state company PDVSA concerning the Dación field with effect from 1 April 2006; (ii) Nigeria, due to outages and disruptions related to social unrest in the country, offset in part by the reaching of full production of the Bonga field in OML 118 permit (Eni’s interest 12.5%); (iii) Italy, due to technical problems at the FPSO unit on the Aquila field; (iv) Kazakhstan, due to maintenance interventions on	the production facilities of the Karachaganak field in the first part of the year; (v) USA, due to the residual impact of hurricanes in the fourth quarter of 2005. Increases were registered in: (i) Angola, due to the reaching of full production of the Kissanje and Dikanza fields in Phase B of the Kizomba development project in Block 15 (Eni’s interest 20%) and North Sanha/Bomboco fields in Block 0 (Eni’s interest 9.8%), as well as the integrated startup of the Benguela/Belize/Lobito/Tomboco fields in Block 14 (Eni’s interest 20%); (ii) Libya, due to the reaching of full production at the Bahr Essalam offshore field as part of the Western Libyan Gas Project (Eni’s interest 50%); (iii) Algeria, due to increased production at the Rod and satellite fields (Eni operator with a 63.96% interest).
Daily production of natural gas (688 kboe) increased by 78 kboe from the first half of 2005, up 12.8%, due essentially to increases registered in: (i) Libya, due to the reaching of full production at the Bahr Essalam field (Eni’s interest 50%); (ii) Egypt, for the reaching of full production at the eI Temsah 4 platform and the Barboni field in the offshore of the Nile Delta and increased supplies to the Damietta liquefaction plant (Eni’s interest 40%); (iii) Nigeria, due to increased supplies to the Bonny liquefaction plant (Eni’s interest 10.4%) related to the startup of trains 4 and 5; (iv) Australia, due to the startup of supplies to the Darwin liquefaction plant linked to the Bayu Undan liquid and

First half
2005	2005	2006	Change	% Ch.

1,111	Daily production of oil and condensates (1)	(kbbl)	1,104	1,099	(5)	(0.5)
86	Italy		89	79	(10)	(11.2)
308	North Africa		300	326	26	8.7
310	West Africa		294	330	36	12.2
179	North Sea		184	183	(1)	(0.5)
228	Rest of world		237	181	(56)	(23.6)
402.6	Production sold (1)	(mmbbl)	198.9	197.4	(1.5)	(0.8)

(1)	Includes Eni’s share of production of joint ventures accounted for with the equity method of accounting.

First half
2005	2005	2006	Change	% Ch.

626	Daily production of natural gas (1)	(kboe)	610	688	78	12.8
175	Italy		178	163	(15)	(8.4)
172	North Africa		149	222	73	49.0
33	West Africa		32	45	13	40.6
104	North Sea		104	108	4	3.8
142	Rest of world		147	150	3	2.0
212.3	Production sold (1)	(mmboe)	102.5	116.2	13.7	13.4

(1)	Includes Eni’s share of production of joint ventures accounted for with the equity method of accounting.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

gas field (Eni’s interest 12.04%). These increases were offset in part by a decline registered in Italy resulting from the production decline of mature fields and the impact of hurricanes in the Gulf of Mexico.
Hydrocarbon production sold amounted to 313.6 mmboe. The 9.8 mmboe difference over production was due essentially to own consumption of natural gas (9.1 mmboe).

Main exploration
and development projects
ALGERIA The main discoveries were: (a) in onshore Block 403a (Eni’s interest 50%) the appraisal wells Rom N2 and N3 found oil at a depth of about 3,300 meters and (b) in onshore Block 404a (Eni’s interest 25%) the BBKS-1 discovery well showed the presence of oil at a depth of about 3,350 meters.
The main ongoing development projects concern: (i) the ROM Integrated project which entails production from the discoveries recently confirmed by appraisals conducted in the area also through the reinjection in nearby fields of gas currently flared at the ROM satellite center, reducing gas flaring by nearly 90%. Peak production is expected at 34 kbbl/d (13 net to Eni) in 2009; (ii) Block 208 (Eni’s interest 12.25%), IAN and EDR in Block 212 with startup expected in 2010 by means of the drilling of 145 wells and the construction of a central facility for the production of stabilized oil, condensates and NGL. In the first half of 2006, a 71% share of basic engineering was completed. Peak production at 181 kbbl/d (19 net to Eni) is expected in 2010.
Algeria is currently reviewing the fiscal regime applicable to oil companies. With regard to the legislative text already enacted, fiscal terms applicable to existing PSAs to which foreign oil companies are parties have not been modified directly. Nevertheless, Sonatrach, the State oil company, intends to renegotiate the economic terms of certain PSAs to which Eni or other Eni’s co-venture partners are a party. According to Sonatrach, renegotiation of contractual terms is necessary in order to restore the economics of such contracts which have been altered by the new fiscal charges that Sonatrach is incurring. At present management is not able to foresee the final outcome of such renegotiations. In addition, the government of Algeria has recently adopted a legislative text amending the existing hydrocarbon law to, among other things, impose a windfall tax on foreign oil companies parties	of existing PSAs to the extent that oil prices exceed $30 per barrel. The amendments will have to be ratified by the Parliament and enacted through implementing regulations. At present Eni’s management is not able to estimate any additional fiscal charge that Eni may incur.

ANGOLA The main discoveries were: in Block 15 (Eni’s interest 20%) the Tchihumba 2 appraisal well showed the presence of oil at a depth of about 3,000 meters. In May 2006, following an international tender Eni acquired with the role of operator the exploration license of offshore Block 15/06 (Eni’s interest 35%) covering a gross area of about 2,200 square kilometers. The plan provides for the drilling of 8 wells during 5 years and an option for the extension of the license for further 3 years and the drilling of 3 additional wells.
In March 2006, Eni signed a joint operating agreement (Eni’s interest 12%) for Block 3/05-A. The exploration plan provides for the drilling of an exploration well during 3 years and the option for a two year extension of the agreement with the drilling of an additional well.
In January 2006 the Benguela, Belize, Lobito and Tomboco offshore oil fields in Block 14 (Eni’s interest 20%), in water depths of about 500 meters were started up. The development of these fields takes place by means of a compliant piled tower[2] provided with treatment facilities for Benguela/Belize and an underwater connection to this tower for Lobito/Tomboco. Peak production from the four fields is expected in 2008 at 200 kbbl/d (32 net to Eni).
Within the development plan of the Banzala oil field in Block 0 in Cabinda (Eni’s interest 9.8%) two development platforms are under construction, Banzala B and C, that will be added to the existing Banzala A along with the drilling of producing and water injection wells. Production is expected to start in December 2006 on Banzala C and in the first quarter of 2007 on Banzala B. Peak production is expected in 2007 at 25 kbbl/d (2 net to Eni).
In March 2006, the development of the Mondo and Saxi/Batuque oil fields started as part of Phase C of the production process of the Kizomba deep offshore area in Block 15 (Eni’s interest 15%). Production is expected to start in the first half of 2008. Peak production at 100 kbbl/d (18 net to Eni) is expected in 2008 and 2009 respectively.

AUSTRALIA The main discoveries were: in offshore Block WA-25-L (Eni operator with a 65% interest) the Woollybutt-5 appraisal well found oil at a depth of

__________________

(2)	Flexible offshore platform resistant to wind, waves and currents built on steel piles anchored to the sea bed.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

2,865 meters. In June 2006 Eni started the development of the offshore Blacktip gas and liquids field (Eni’s interest 100%) located in the Bonaparte basin at a water depth of 50 meters in the WA-279-P Block. The project, with startup expected in January 2009, provides for the drilling of 2 development wells, the installation of a production platform, the laying of an offshore pipeline 108-kilometer long and the construction of a treatment plant onshore with a capacity of 1.3 bcm/y. Under the 25-year agreement signed with the Darwin Power & Water Utility Co, a total amount of 20 bcm of natural gas will be supplied and further volumes may be supplied in the future.
In February 2006 the first shipment of LNG was made to two Japanese operators in the energy and natural gas distribution industries from the Darwin liquefaction plant which has a capacity of 3.5 mmtonnes/y of LNG (equivalent to approximately 4.9 bcm/y of natural gas).The plant is linked by means of a 500-kilometer long pipeline to the liquids and gas Bayu Undan field located at a water depth of 80 meters in permits JPDA 03-12 and JPDA 03-13 in the waters of the international cooperation zone between Australia and East Timor (Eni’s interest 12.04%). The development plan was carried out in two phases. The first one, completed in 2004, entailed offshore production and separation of liquids and reinjection of gas. The second one entailed the construction of infrastructure for natural gas liquefaction and export to Darwin. Production from this field is expected to peak at over 200 kboe/d before the end 2006. Eni’s share of production in the first half of 2006 was over 19 kboe/d.

BRAZIL In January 2006 following an international bid procedure held in October 2005 Eni acquired the operatorship of a six-year exploration license in Block BM Cal-14, covering a gross area of about 750 square kilometers in the deep waters of the Camamu-Almada basin, about 1,300 kilometers north of Rio de Janeiro.

CONGO The main discoveries were: in the Mer Très Profonde Sud permit (Eni’s interest 30%) the Aurige Nord Marine-1 discovery well showed the presence of hydrocarbons and yielded about 5 kbbl/d of oil in test production. In April 2006 following an international bid procedure Eni acquired an exploration license in the Haute Mer-A area located in the deep offshore with a gross acreage of 2,175 square kilometers. The awarding of licenses by the authorities is underway.	CROATIA The main discoveries were: in the offshore Ivana permit (Eni’s interest 50%) the Ana 1 discovery well found the presence of gas at a depth between 891 and 1,197 meters and yielded 131 kcm/d in test production; the Vesna 1 discovery well identified the presence of natural gas at a depth between 650 and 953 meters and yielded 73 kcm/d of gas in test production, As part of the development plan of the natural gas reserves of the Ivana permit (Eni’s interest 50%), located 40 kilometers west of Pula in the Adriatic offshore, production started from the Ivana C/K platforms and from the Ika and Ida fields. Production from these fields is transferred to the Ivana K platform and from this platform through a 57-kilometer long pipeline to the Garibaldi K platform for the sale to the Italian market. In addition, a 44-kilometer long pipeline is under construction to reach the Croatian coast near Pula, where a reception terminal is going to be built. Production from these four fields is currently flowing at 3.7 mmcm/d. Development of the Katarina field is underway by means of 3 platforms linked by sealines to the Marica and Barbara T2 fields. Startup is expected before the end of 2006.

EAST TIMOR In May 2006 following an international bid procedure Eni acquired the operatorship of five exploration licenses (Eni’s interest 100%) relating to contract areas A, B, C, E and H with a gross acreage of about 12,183 square kilometers located in the deep offshore between the Timor island and the international cooperation zone between East Timor and Australia.

EGYPT The main discoveries were: (a) in the offshore Rudeis permit (Eni’s interest 50%) the Abu Rudeis Marine 4 discovery well showed the presence of oil at a depth of over 3,000 meters; (b) in the West Razzak permit (Eni’s interest 40%) the Aghar SW-1X discovery well showed the presence of high quality oil at various levels at a depth between 1,800 and 2,300 meters. As part of the expansion plan of the Damietta LNG plant, in June 2006 Eni and its partners signed a framework agreement for doubling the capacity of the Damietta liquefaction plant by means of the construction of a second train with a treatment capacity of 7.6 bcm/y of gas corresponding to approximately 5 mmtonnes/y of LNG for a twenty-year period starting in 2010. Expected capital expenditure for the project amounts to $1.5 billion. The project will allow Eni to ramp natural gas production in the Nile Delta offshore starting-up new fields, certain of which located in deep offshore, targeting supplies of 2.5 bcm/y. A company will be

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

established for this project by of Eni, Unión Fenosa, SEGAS (Spanish Egyptian Gas Co), BP, and the Egyptian state-owned companies EGAS and EGPC. Eni is currently supplying 1.5 bcm/y to the first train for a twenty-year period.

KAZAKHSTAN As part of the North Caspian Sea PSA, of which Eni is single operator with an 18.52% interest, development continued of the Kashagan field considered the most important discovery in the world in the past thirty years.
On 25 February 2004, the Kazakh Authorities approved a three-phase development plan of the field aiming at producing 7 to 9 bbbl of recoverable reserves, extendible to 13 bbbl through partial gas reinjection.
With respect to phase one, a revision of the setup of certain offshore plants is in progress with the objective of identifying options for improving safety and reliability without changing the development concept. Management expects some changes to be necessary and this will cause a postponement of the production startup with respect to scheduled time (2008), given the complexity of the project and the advanced stage of completion of the first phase. Costs and times for completion of the first phase are under review and will be updated also to take into account the negative effects of current trends in exchange rates and the upward trend in prices of raw materials and oilfield services that have been affecting the oil industry for some time to date.
At 30 June 2006, the total amount of contracts awarded for the development of the field was over $9.6 billion for the completion of the first phase of the field’s development plan. The most advanced techniques are applied in the construction of the planned infrastructure and facilities in order to cope with high pressures in the field and the presence of hydrogen sulphide.
Within the evaluation plan of the discoveries made in the PSA area in May 2006 the drilling of the first appraisal well Kairan 2 was started to characterize the reservoir of the Kairan structure.

LIBYA In offshore block NC 41 (Eni’s interest 50%) the T1 discovery well showed the presence of gas at a depth of 2,700 meters.

MOZAMBIQUE In March 2006, following an international bid tender, Eni obtained the exploration license for Area 4, located in the deep offshore of the Rovum Basin, about 2,000 kilometers north of Maputo. The block covers a gross area of 17,646 square kilometers in	an unexplored geological basin with great mineral potential according to surveys performed.

NIGERIA The main discoveries were: (a) in the OML 118 offshore block (Eni’s interest 12.5%) the Bonga North 2 appraisal well showed the presence of oil at a depth of 3,560 meters; (b) in the OML 120 offshore block (Eni’s interest 100%) the Oyo 2 Dir appraisal well showed the presence of oil at a depth of 2,730 meters. Eni holds a 10.4% interest in the Bonny’s liquefaction plant located in the eastern Niger Delta. The plant is currently working on 5 trains with a total production capacity of 17 mmtonnes/y of LNG, corresponding to approximately 23 bcm/y of natural gas feedstock. The fourth and fifth trains started operations between the end of 2005 and the beginning of 2006. A sixth train with production capacity of 4.1 mmtonnes/y is under construction; the seventh is being engineered. These upgradings will bring total capacity to about 30 mmtonnes/y, corresponding to about 41 bcm/y by 2011. Development initiatives for guaranteeing natural gas supplies to the plant concern Blocks OML 60, 61, 62 and 63. When the 6-train plant is in full operation, Eni will supply 7.6 mmcm/d of its natural gas (46 kboe/d) including Nase Gas (Eni’s interest 5%).

NORWAY The main discoveries were: in offshore block PL 229 (Eni operator with a 65% interest) the 7122/7-3 well, appraisal of the Goliath discovery, found hydrocarbon formations with an overall thickness of 180 meters at a depth of 2,701 meters. In February 2006 following an international bid procedure Eni acquired the operatorship of offshore Block 6607/11-122D (Eni’s interest 20%) in the Halten Terrace basin, covering a gross area of 7 square kilometers.
In March 2006 following an international bid procedure Eni acquired offshore Blocks 7124/6 and 7125/4 (Eni’s interest 30%), covering a gross area of 525 square kilometers. The exploration plan provides for the drilling of a well in the first three years of the license.

PAKISTAN In February 2006 following an international bid procedure Eni acquired the operatorship of two exploration licenses relating to Block Rjar/Mithi - zone I and Thar/Umarkot - zone III. These blocks, located in the East Sindh near the border with India, cover a gross area of about 9,900 square kilometers.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

TURKEY On 14 June 2006 the Turkish Official Gazette published the Decree approved by the President of Republic assigning construction licenses for the Samsun-Ceyhan pipeline to the Turkish company çalik Enerji partner of Eni (50-50). This bypass of the Turkish Straits (Bosphorus and Dardanelles) will allow to transport oil from the Caspian area to the Ceyhan commercial hub on the Mediterranean coast. The new infrastructure will be 550-kilometer long with a maximum transport capacity of 1.5 mmbbl/d of oil, corresponding to approximately 75 mmtonnes/y and will represent a more efficient and environment friendly alternative to the transport by ship through the Bosphorus and Dardanelles.

UNITED KINGDOM The main discoveries were: (a) in the P/011 permit in Block 30/06a (Eni’s interest 33%) in the central section of the North Sea the 30/06°-F discovery well drilled at a depth of about 4,570 meters showed the presence of natural gas and condensates; (b) in the P/672 permit in Block 30/02c (Eni’s interest 7%) in the central section of the North Sea the 30/02c-09 discovery well showed the presence of natural gas and condensates levels at a depth of 5,319 meters; the well was linked to existing production facilities. In March 2006 production started at the offshore gas and condensate Glenelg field (Eni’s interest 8%) located 240 kilometers north east of Aberdeen. The field is developed by means of the facilities of the nearby Elgin Franklin production platform (Eni’s interest 21.87%). Full production is expected to reach approximately 30 kboe/d (2.4 net to Eni).

UNITED STATES The main discoveries were: (a) in Green Canyon Block 473 (Eni operator with a 50% interest) the presence of oil indicated by a previous discovery was confirmed; (b) in Mississippi Canyon Block 546 (Eni’s interest 50%) the Longhorn appraisal well showed the presence of natural gas at a depth of about 3,900 meters.	VENEZUELA In January 2006, following an international bid procedure, Eni acquired a thirty year long exploration license for the Cardon IV Block in joint venture with an international oil company. This Block is part of the Rafael Urdaneta project for the development of natural gas reserves in an area of about 30,000 square kilometers in the Gulf of Venezuela.
With effective date 1 April 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) informed Eni Dación BV of the termination the service contract governing activities at the Dación oil field where Eni acted as a contractor. As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA. Eni proposed to PDVSA to agree on terms in order to recover the fair value of its Dación assets. If negotiations do not respond successfully to Eni’s expectations, any legal action will be considered in order to defend vigorously Eni’s claims in Venezuela. Eni believes it has the right to be entitled to a compensation proportioned to the fair value of the relevant assets as consequence of the expropriation following the unilateral cancellation. This compensation, according to internal evaluations and evaluations made by qualified independent oil engineers companies, should not be lower than the book value of assets (euro 654 million) which has not been impaired. In 2005 and in the first quarter of 2006, oil production from the Dación field averaged approximately 60 kbbl/d and booked reserves at 31 December 2005 amounted to 175 mmbbl.

ITALY The main gas discoveries were: (a) in the onshore Longanesi 1 concession in Emilia at a depth of 2,540 meters; (b) in the offshore of Sicily (Argo 1 permit, Eni’s interest 60%) at a depth between 1,350 and 1,520 meters; (c) and in the Adriatic offshore (Benedetta permit) at a depth of 2,090 meters which yielded 145 kcm/d of gas in test production. Development activities concerned in particular: (i) the optimization of producing fields by means of sidetracking and infilling (Barbara A/D, Daria, Anemone for gas and Rospo for oil); (ii) continuation of drilling and upgrading of producing facilities in the Val d’Agri (Eni’s interest 66%); (iii) the completion of the last development phase of the Barbara H platform with the startup of the Bar 97, 98 and 99 wells; (iv) the completion of interventions on the Annabella and Basil platforms.
Development of onshore gas fields in Sicily is nearing completion: (i) at Pizzo Tamburino an EPC contract was awarded for the connection and startup of production of the PT1 well which is scheduled for the second half

Contents

ENI REPORT ON FIRST HALF OF 2006 / OPERATING REVIEW

of 2007 with expected production of approximately 1 kboe/d; (ii) at Samperi 1, startup is expected in the second half of 2006 peaking at approximately 1 kboe/d;	(iii) at Fiumetto 1 and 3, the connection pipeline of the two fields has been completed with a later connection to the production facilities.

Capital expenditure

(million euro)
First half
2005	2005	2006	Change	% Ch.

143	Acquisitions of unproved property	57	4	(53)	(93.0)
158	Acquisitions of proved property	68		(68)	(100.0)
301		125	4	(121)	(96.8)
656	Exploration	186	378	192	103.2
3,952	Development	1,885	1,711	(174)	(9.2)
55	Capital goods	24	21	(3)	(12.5)
4,964	Total capital expenditure	2,220	2,114	(106)	(4.8)

In the first half of 2006, capital expenditure of the Exploration & Production segment amounted to euro 2,114 million and concerned mainly development expenditure (euro 1,711 million) directed mainly outside Italy (euro 1,537 million), in particular in Kazakhstan, Angola and Egypt. Development expenditure in Italy (euro 174 million) concerned in particular the continuation of drilling development wells, the completion of work for plant and infrastructure in Val d’Agri and sidetrack and infilling actions in mature areas. Exploration expenditure amounted to euro 378 million, of which about 87% was directed outside Italy, in particular Egypt, Nigeria, the United States and Norway. In Italy exploration concerned essentially the offshore of Sicily, the Po Valley and the Adriatic Sea.	As compared to the first half of 2005, capital expenditure declined by euro 106 million, down 4.8%, due to lower development expenditure resulting essentially from the completion of relevant projects in Libya (Bahr Essalam) and Angola (Block 15 and Benguela/Belize/Lobito/Tomboco) and the purchase of an additional 1.85% interest in the Kashagan field in the first half of 2005 (euro 169 million), whose effects were offset in part by the increase in exploration expenditure (more than doubled) mainly in Egypt and Nigeria.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

Gas & Power

NATURAL GAS

Supply of natural gas

(bcm)	First half
2005	2005	2006	Change	% Ch.

10.73	Italy	5.34	4.84	(0.50)	(9.4)
21.03	Russia for Italy	11.12	11.57	0.45	4.0
2.47	Russia for Turkey	1.05	1.72	0.67	63.8
19.58	Algeria	10.73	10.11	(0.62)	(5.8)
8.29	Netherlands	4.37	5.43	1.06	24.3
5.78	Norway	3.07	2.92	(0.15)	(4.9)
3.63	Hungary	2.11	2.09	(0.02)	(0.9)
3.84	Libya	1.87	3.34	1.47	78.6
0.43	Croatia	0.21	0.35	0.14	66.7
2.28	United Kingdom	1.12	1.15	0.03	2.7
1.45	Algeria (LNG)	0.76	0.77	0.01	1.3
0.69	Others (LNG)	0.32	0.70	0.38	..
1.18	Other supplies Europe	0.33	0.92	0.59	..
1.18	Outside Europe	0.58	0.39	(0.19)	(32.8)
71.83	Outside Italy	37.64	41.46	3.82	10.1
82.56	Total supplies	42.98	46.30	3.32	7.7
0.84	Withdrawals from storage	0.16	(0.64)	(0.80)	..
(0.78)	Network losses and measurement differences	(0.35)	(0.27)	0.08	(22.9)
82.62	Available for sale of consolidated companies	42.79	45.39	2.60	6.1

In the first half of 2006, Eni’s Gas & Power segment supplied 46.3 bcm of natural gas, with a 3.32 bcm increase from the first half of 2005, up 7.7%, in line with the increase in volumes sold. Natural gas volumes supplied outside Italy (41.46 bcm) represented over 89% of total supplies (88% in the first half of 2005).
Supplies outside Italy (41.46 bcm) increased by 3.82 bcm from the first half of 2005 (up 10.1%) primarily	resulting from the reaching of full volumes of Libyan supplies (1.47 bcm), higher purchases from the Netherlands (up 1.06 bcm), higher supplies from Russia to the Turkish market (up 0.67 bcm) and higher purchases from Croatia due to the ramp of new production from Eni-operated natural gas fields in the Adriatic offshore. The main declines concerned

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

purchases from Algeria (down 0.62 bcm) and Norway (down 0.15 bcm).
Supplies in Italy (4.84 bcm) declined by 0.5 bcm, down 9.4%, from the first half of 2005, due to the decline in production of the Exploration & Production segment.
In the first half of 2005, a total of 0.64 bcm of natural gas were input to the storage sites of Stoccaggi Gas Italia SpA, as compared to 0.16 bcm withdrawn in the first half of 2005.

TAKE-OR-PAY
In order to meet the medium and long-term demand of natural gas, in particular of the Italian market, Eni entered into long-term purchase contracts with producing countries that currently have a residual average term of approximately 16 years. Existing	contracts, which in general contain take-or-pay clauses, will ensure a total of about 67.6 bcm/y of natural gas (Russia 28.5, Algeria 21.5, Netherlands 9.8, Norway 6 and Nigeria LNG 1.8) by 2008. The average annual minimum quantity (take-or-pay) is approximately 85% of said quantities. Despite the fact that an increasing portion of natural gas volumes purchased under said contracts has been and will be sold outside Italy, management believes that in the long-term unfavorable trends in the Italian demand for natural gas, the possible implementation of all publicly announced plan for the construction of new supply infrastructure and the evolution of Italian regulations of this activity may represent risk factors to the fulfillment of Eni’s obligations in connection with its take-or-pay supply contracts.

Sales of natural gas

(bcm)	First half
2005	2005	2006	Change	% Ch.

52.47	Italy to third parties (1)	27.28	27.46	0.18	0.7
12.05	Wholesalers (selling companies)	6.91	6.73	(0.18)	(2.6)
1.95	Gas release	1.07	1.13	0.06	5.6
38.47	End customers	19.30	19.60	0.30	1.6
13.07	Industrial users	6.23	7.09	0.86	13.8
17.60	Power generation	8.40	7.90	(0.50)	(6.0)
7.80	Residential	4.67	4.61	(0.06)	(1.3)
5.54	Own consumption (1)	2.59	3.08	0.49	18.9
23.44	Rest of Europe (1)	12.36	14.48	2.12	17.2
1.17	Outside Europe	0.56	0.37	(0.19)	(33.9)
82.62	Sales to third parties and own consumption of consolidated companies	42.79	45.39	2.60	6.1
7.08	Natural gas sales of affiliates (net to Eni)	3.80	4.06	0.26	6.8
0.07	Italy (1)	0.04	0.01	(0.03)	(75.0)
6.47	Rest of Europe (1)	3.47	3.71	0.24	6.9
0.54	Outside Europe	0.29	0.34	0.05	17.2
89.70	Total natural gas sales and own consumption	46.59	49.45	2.86	6.1

93.81	Sales of natural gas in Europe	48.71	51.82	3.11	6.4
87.99	G&P in Europe (1)	45.74	48.74	3.00	6.6
5.82	Upstream in Europe	2.97	3.08	0.11	3.7

Natural gas sales for the first half of 2006 were 49.45 bcm (including own consumption and Eni’s share of affiliates sales), 2.86 bcm higher, or 6.1%, primarily reflecting higher sales in the rest of Europe, up 2.36 bcm, or 14.9%, and higher consumption in EniPower power stations, up 0.49 bcm, or 18.9%.	Despite an increasingly complex market, natural gas sales in Italy of consolidated companies (27.46 bcm) increased by 0.18 bcm from the first half of 2005, up 0.7%, reflecting higher sales volumes to the industrial sector (up 0.86 bcm) related to a higher number of customers served, offset in part by lower sales to the power generation segment (down 0.50 bcm) related

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

mainly to the switch from natural gas to fuel oil as feedstock for power plants during an emergency in winter, and to wholesalers (down 0.18 bcm). Sales under the so called gas release[1] (1.13 bcm) increased by 0.06 bcm from the first six months of 2005. Own consumption[2] was 3.08 bcm, up 0.49 bcm, or 18.9%, reflecting primarily higher supplies to EniPower due to the coming on stream of new generation capacity.
Sales of consolidated subsidiaries in the rest of Europe (14.48 bcm) were 2.12 bcm higher, or 17.2%, reflecting increases registered in: (i) sales under long-term supply contracts to Italian importers (up 1.19 bcm) for the progressive reaching of full supplies from Libyan fields; (ii) supplies to the Turkish market (up 0.68 bcm); (iii) France (up 0.33 bcm) relating to higher supplies to industrial operators; (iv) Germany and Austria (0.26 bcm) essentially due to increased sales to Gaz de France and higher supplies to Eni’s affiliate GVS (Eni’s interest 50%).	Sales of natural gas by Eni’s affiliates in the rest of Europe, net to Eni and net of Eni’s supplies, amounted to 3.71 bcm, up 0.24 bcm mainly to Unión Fenosa Gas and concerned: (i) GVS (Eni’s interest 50%) with 1.80 bcm; (ii) Unión Fenosa Gas (Eni’s interest 50%) with 1.03 bcm; (iii) Galp Energia (Eni’s interest 33.34%) with 0.81 bcm.

Transport
In the first half of 2006, volumes of natural gas input in the national grid (46.52 bcm) increased by 1.73 bcm from the first half of 2005, up 3.9%, due to increases in consumption registered in the thermoelectric segment.
Eni transported 16.49 bcm of natural gas on behalf of third parties in Italy, up 0.16 bcm from the first half of 2005, or 1%.

Transport of natural gas (1)

(bcm)	First half
2005	2005	2006	Change	% Ch.

54.88	Eni	28.46	30.03	1.57	5.5
30.22	On behalf of third parties	16.33	16.49	0.16	1.0
9.9	Enel	5.43	5.06	(0.37)	(6.8)
7.78	Edison Gas	4.18	4.69	0.51	12.2
12.54	Others	6.72	6.74	0.02	0.3
85.10		44.79	46.52	1.73	3.9

(1)	Include amounts destined to domestic storage.

Development projects

Egypt
Eni through Unión Fenosa Gas holds a 40% interest in the Damietta liquefaction plant, which produces about 5 mmtonnes/y of LNG corresponding to 7.6 bcm/y of natural gas feedstock. In June 2006, Eni and its partners (Unión Fenosa Gas, SEGAS - Spanish Egyptian Gas Company - BP and Egyptian state-owned companies EGPC and EGAS) signed a framework agreement for doubling the capacity of the plant by means of the construction of a second train with the same capacity of the first one with expenditure of about $1.5 billion expected to startup in 2010. For details on the	upstream aspects of this agreement see “Exploration & Production - Main exploration and development projects” above.

Spain
In April 2006 the Sagunto regasification plant started operations. Eni through Unión Fenosa Gas holds a 21.25% interest in the plant (corresponding to 1.5 bcm/y of gas), located near Valencia with a treatment capacity of 7.2 bcm/y that is going to be increased by 3.6 bcm by 2009 after the completion of the approved expansion plan.
Eni through Unión Fenosa Gas holds also a 9.5% interest in the El Ferrol regasification plant, located in

__________________

(1)	In June 2004 Eni agreed with the Antitrust Authority to sell a total volume of 9.2 bcm of natural gas (2.3 bcm/y) in the four thermal years from 1 October 2004 to 30 September 2008 at the Tarvisio entry point into the Italian network.
(2)	In accordance with Article 19, paragraph 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

Galicia, under construction and expected to be completed in 2007 that will have a treatment capacity of about 4 bcm/y (0.4 bcm/y net to Eni).

Purchase of Siciliana Gas SpA
In May 2006 Eni finalized an agreement for the purchase of 50% of Siciliana Gas SpA and one share of Siciliana Gas Vendite SpA held by Ente Siciliano per la Promozione Industriale (ESPI) in liquidation (Sicily’s industrial development agency) for euro 98 million. On 1 February 2006 the Italian Antitrust Authority approved the transaction. With this purchase Eni becomes the sole owner of Siciliana Gas SpA and through this company also of 100% of Siciliana Gas Vendite SpA.
Siciliana Gas SpA has been operating in Sicily since 1979 and holds the rights for the distribution of gas to 77 Sicilian municipalities, including Agrigento, Enna, Trapani and Gela (of these 71 concessions are operating) through a 2,600-kilometer long network and with 181 employees. It owns Siciliana Gas Vendite SpA operating in the sale of natural gas to end users with approximately 220,000 customers and sales volumes of about 190 mmcm/y and 49 employees.

Toscana Energia SpA
On 24 January 2006, Eni, Italgas (Eni’s interest 100%) and the local authorities partners of Fiorentina Gas SpA (Eni’s interest 51.03%) and Toscana Gas SpA (Eni’s interest 46.1%) signed a framework agreement for developing an alliance in the area of natural gas distribution and sale. As part of the agreement, the partners incorporated Toscana Energia SpA (Eni’s interest 48.7%) to which they contributed in kind their interests in Fiorentina Gas and Toscana Gas. These two companies operate in natural gas distribution to 97 municipalities through a 7,900-kilometer long network serving 1.6 million customers.
The local authorities partners will play a role of strategic guidance and control, while Eni is the industrial partner and has operating and management responsibilities.
The agreement provides also for the establishment of a regional sales company (600,000 customers, 1.1 bcm sold in 147 Tuscan municipalities) under Eni’s control, through the merger of Toscana Gas Clienti SpA (Eni’s interest 46.1% and Tuscan municipalities 53.9%) and Fiorentina Gas Clienti SpA (Eni’s interest 100%).
The Antitrust Authority authorized this operation on 20 July 2006.	Regulatory framework

Determination of reference prices for non eligible customers at 31 December 2002 - Decisions No. 248/2004 and 134/2006 of the Authority for Electricity and Gas
With Decision No. 248 of 29 December 2004, integrated and amended by Decision No. 134 of 28 June 2006, the Authority for Electricity and Gas changed the updating mechanism established by its previous Decision No. 195/2002 concerning the raw material component in tariffs paid by end customers that were non eligible customers until 31 December 2002 according to Legislative Decree No. 164/2000 (mainly customers in the residential and commercial segment). The decision introduced the following changes: (i) establishment of a cap set at 75% for the changes in the raw material component if Brent crude prices fall below 20 dollar/barrel or outside the 35-60 dollar/barrel range and at 95% if Brent crude prices are higher than 60 dollar/barrel (in Decision No. 248/2004 the price cap was set at 75% for the change in the raw material component if Brent crude prices fell below 20 dollar/barrel or exceeded 35 dollar/barrel); (ii) change of the relative weight of the three products making up the reference index of energy prices whose variations – when higher or lower than 2.5% as compared to the same index in the preceding period – determine the adjustment of raw material costs; (iii) substitution of one of the three products included in the index (a pool of crudes) with Brent crude; (iv) recognition to natural gas selling companies of additional euro 0.015/cm sold; and (v) reduction in the value of the variable wholesale component of the selling price by euro 0.026/cm. In addition, Decision No. 248/2004 obliges Italian suppliers to wholesalers to renegotiate supply contracts in light of the price revision introduced by same decision in supply contracts between wholesalers and end users. The changes introduced by Decision No. 134/2006 are applicable from 1 July 2006 for a two year period with the option of a one year extension following a decision of the Authority.
According to Decision No. 134/2006, starting on 1 October 2006, natural gas selling companies shall offer pricing terms consistent with the updating mechanism adopted by the Authority for Electricity and Gas only to customers consuming less than 200 kcm/y.
In addition to integrating Decision No. 284/2004, Decision No. 134/2006 introduced: (i) transitional measures for the recognition of any higher import costs concerning spot purchases in the coming January-March 2007 period; (ii) the recognition of a partial compensation for the reimbursement due to end

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

customers for the higher amounts invoiced by selling companies in 2005; (iii) the obligation for selling companies, only for wholesale supply contracts entered after the coming in force of Decision No. 248/2004, to renegotiate such contracts consistently with the new updating mechanism of the raw material component before 30 November 2006. Selling companies shall inform the Authority for Electricity and Gas of the outcome of such renegotiations before 31 December 2006. With a later decision the Authority will recognize to companies complying with this requirement an amount corresponding to 50% of the difference between the updating of the cost of raw materials calculated under the new regime under Decision No. 248/2004 and the previous regime under Decision No. 195/2002 for fiscal year 2005. Should the Authority for Electricity and Gas deem the obligation of renegotiation fulfilled, the reserve accrued by Eni in its 2005 Financial Statements, estimated on the basis of a probable negative impact of the new regime (euro 225 million), could result partially redundant.
The appeal of the Authority against the decision of the Regional Administrative Court of Lombardia which annulled Decision No. 284/2004 in favor of Eni is still pending at the Council of State. However, on the basis of the reasons that led the Council of State to accept the Authority’s appeal against another natural gas selling company, Eni expects the Council of State’s decision to be negative for Eni. For this reason and for the higher prices attained by Brent crude with respect to 2005, as well as the fact that the improvements in the updating mechanism enacted by Decision No. 134/2006 in favor of natural gas selling companies are effective 1 July 2006, Eni’s management expects the impact of the new regime of indexation on selling margins on natural gas to be significantly higher than in 2005. This estimate does not take into account the possibility that the amount accrued in 2005 Financial Statements may prove redundant as outlined above.

Opening of an inquiry on prices
from the Authority for Electricity and Gas
With Decision No. 107/2005 the Authority for Electricity and Gas started a formal inquiry against Eni and other importing operators stating their failure to comply with the Authority information requirement expressed in its Decision No. 188/2004, by which it required natural gas importing operators, among which Eni, to give information concerning: (i) dates and supplier for each supply contract for the import of natural gas; (ii) FOB purchase prices; (iii) updating price formulas; and (iv) volumes supplied and FOB purchase average prices	on a monthly basis for each supplying contract relating to the period October 2002-September 2004. Law 481/1995, instituting the some Authority, states that, when its decisions are disregarded, the Authority may impose a fine ranging from a minimum of euro 25,000 to a maximum of euro 150 million.
With a letter dated 14 March 2005 and taking into account a favorable Regional Court’s decision, Eni gave the Authority only part of the information required; in particular information concerning volumes supplied and FOB purchase average prices on a monthly basis was not provided because it would allow to calculate the part of information the presentation of which was annulled by the Regional Administrative Court’s decision.
On 6 April 2006 a final hearing was held in front of the Authority, Eni confirmed its position that it has provided adequate information, but with the intention of full collaboration it provided the data concerning average monthly FOB prices for the October 2002-September 2004 period. Eni therefore requested the conclusion of the inquiry and is currently waiting for the Authority’s decision.

Inquiry of the European Commission
As part of its activities to ascertain the level of competition in the European natural gas market, with decision No. C(2006)1920/1 of 5 May 2006, the European Commission informed Eni on 16 May 2006 that Eni and its subsidiaries were subject to an inquiry under Article 20, paragraph 4 of the European Regulation No. 1/2003 of the Council in order to verify the existence of any behavior that violated European norms in terms of competition and intended to prevent access to the Italian natural gas wholesale market and to subdivide the market among few operators in the activity of supply and transport of natural gas.
According to the European Commission: (i) Eni might have adopted commercial practices that constitute barriers to access to the Italian market for the wholesale supply of natural gas, in particular taking into account Eni long-term purchase contracts; (ii) Eni might have prevented others to access certain international infrastructure as it entered long-term transport contracts which award Eni a majority share of transport capacity of these gaslines and failed to make residual or unused capacity available to third parties; (iii) Eni might have delayed or neglected certain plans for upgrading international transport infrastructure and LNG plants; (iv) Eni might have subdivided the market with other companies operating in the supply and/or transport of natural gas, in particular by limiting the use

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

of rights of access to entry and exit points of certain gas pipelines, in particular TENP and TAG lines importing natural gas from the Netherlands and Russia, respectively. If these behaviors and practices were confirmed this would constitute a violation of Articles 81/82 of the EEC Treaty and the Commission could impose a sanction and request the immediate suspension of these behaviors and the adoption of measures favoring competition.	Officials from the European Commission conducted inspections at headquarters of Eni and of certain Eni’s subsidiaries and collected documents.
Similar actions have been performed by the Commission also against the main operators in natural gas in Germany, France, Austria and Belgium.

POWER GENERATION

In the first half of 2006, electricity production sold (12.42 TWh) was up 1.87 TWh, or 17.7%, reflecting the continuing ramp-up of new production capacity, in particular at the Brindisi (up 2.05 TWh) and Mantova (up 1.12 TWh) plants, offset in part by the effects of planned maintenance standstills at Ferrera Erbognone and Ravenna.	A total of 2.97 TWh of purchased electricity were resold to eligible customers, with an increase of 0.75 TWh, up 33.8%. Sales of steam amounted to 5,245 ktonnes, decreasing by 131 ktonnes, down 2.4%, due mainly to lower production volumes at Ravenna, related to its planned maintenance standstill.

First half
2005	2005	2006	Change	% Ch.

22.77	Electricity production sold	(TWh)	10.55	12.42	1.87	17.7
4.79	Electricity trading	(TWh)	2.22	2.97	0.75	33.8
10,660	Steam	(ktonnes)	5,376	5,245	(131)	(2.4)

Capital expenditure

In the first half of 2006, capital expenditure in the Gas & Power segment totalled euro 410 million (euro 521 million in the first half of 2005) and related essentially to: (i) development and maintenance of Eni’s primary transmission network in Italy (euro 203 million); (ii) development and maintenance of Eni’s natural gas	distribution network in Italy (euro 67 million); (iii) the continuation of the construction of combined cycle power plants (euro 78 million) in particular at Ferrara and Brindisi. The euro 111 million decline from the first half of 2005 (down 21.3%) was due essentially to the conclusion of the plan for electricity generation expansion and the decline in transport in Italy.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

Refining & Marketing

Supply and trading

In the first half of 2006, a total of 33.08 mmtonnes of oil were purchased (31.89 mmtonnes in the first half of 2005), of which 18.90 mmtonnes from Eni’s Exploration & Production segment[1], 9.33 mmtonnes from producing countries under long-term contracts and 4.85 mmtonnes on the spot market. The geographic sources of oil purchased were the following: 25.4% came from West Africa, 17.9% from North Africa, 17.4%

from countries of the former Soviet Union, 15.4% from the Middle East, 13.9% from the North Sea, 7.4% from Italy and 2.6% from other areas. Some 16.49 mmtonnes of oil were resold, representing an increase of 1.12 mmtonnes, up 7.3% from the first half of 2005. In addition, 1.49 mmtonnes of intermediate products were purchased (1.54 mmtonnes in the first half of 2005) to be used as feedstocks in conversion plants and 8.19 mmtonnes of refined products (8.25 mmtonnes in the first half of 2005) sold as a

__________________

(1)	The Refining & Marketing segment purchased approximately two thirds of the Exploration & Production segment’s oil and condensate production and resold on the market those crudes and condensates that are not suited to processing in its own refineries due to their characteristics or geographic area.

Petroleum products availability	(mmtonnes)	First half
2005	2005	2006	Change	% Ch.

	Italy
27.34	Refinery intake in wholly-owned refineries	12.71	12.63	(0.08)	(0.6)
(1.70)	Refinery intake for third parties	(0.78)	(0.66)	0.12	(15.4)
8.58	Refinery intake in non owned refineries	4.12	3.77	(0.35)	(8.5)
(1.87)	Consumption and losses	(0.83)	(0.71)	0.12	(14.5)
32.35	Products available	15.22	15.03	(0.19)	(1.2)
4.85	Purchases of finished products and change in inventories	2.58	2.60	0.02	0.8
(5.82)	Finished products transferred to foreign cycle	(2.55)	(2.31)	0.24	(9.4)
(1.09)	Consumption for power generation	(0.54)	(0.48)	0.06	(11.1)
30.29	Products sold	14.71	14.84	0.13	0.9
	Outside Italy
4.33	Products available	2.00	2.12	0.12	6.0
11.19	Purchases of finished products and change in inventories	5.55	5.60	0.05	0.9
5.82	Finished products transferred from Italian cycle	2.55	2.31	(0.24)	(9.4)
21.34	Products sold	10.10	10.03	(0.07)	(0.7)
51.63	Sales in Italy and outside Italy	24.81	24.87	0.06	0.2

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

complement to Eni’s own production in the Italian market (2.49 mmtonnes) and in markets outside Italy (5.70 mmtonnes).

Refining
Refining throughputs on own account for the first half of 2006 in Italy and outside Italy (18.01 mmtonnes) were slightly lower (down 1.1%) from the first half of 2005, reflecting lower throughputs at the Sannazzaro, Livorno and Taranto refineries due in particular to planned maintenance standstills and for the accident occurred at Priolo in April. These declines were partially offset by higher throughputs at the Gela and Venice refineries.
Total refining throughputs on wholly owned refineries were 12.63 mmtonnes, declining from the first half of 2005 by 80 ktonnes (down 0.6%), with a balanced	capacity utilization rate of 100%. About 37.4% of all oil processed came from Eni’s Exploration & Production segment (31.1% in the first half of 2005).

Distribution of refined products
Sales of refined products for the first half of 2006 were 24.87 mmtonnes, 60 ktonnes higher than the first half of 2005, or 0.2%, due mainly to increased sales volumes on retail and wholesale markets in the rest of Europe (up 150 ktonnes) offset in part by the 50 ktonnes decline on wholesale markets in Italy. The 960 ktonnes reduction in retail sales volumes due to the divestment of Italiana Petroli which occurred in September 2005 was offset by Eni’s ongoing supply of significant volumes of fuels and other products to the divested company under a five-year supply contract entered concurrently with the divestment.

Sales of refined products in Italy and outside Italy	(mmtonnes)	First half
2005	2005	2006	Change	% Ch.

10.05	Retail marketing	5.22	4.26	(0.96)	(18.4)
8.75	- Agip	4.26	4.26	..	..
1.30	- IP	0.96		(0.96)	..
10.48	Wholesale marketing	5.07	5.02	(0.05)	(1.0)
3.07	Petrochemicals	1.50	1.31	(0.19)	(12.7)
6.69	Other sales (1)	2.92	4.25	1.33	45.5
30.29	Sales in Italy	14.71	14.84	0.13	0.9
3.67	Retail marketing rest of Europe	1.77	1.82	0.05	2.8
4.50	Wholesale marketing outside Italy	2.16	2.28	0.12	5.6
4.10	of which Retail marketing rest of Europe	1.96	2.06	0.10	5.1
13.17	Other sales (1)	6.17	5.93	(0.24)	(3.9)
21.34	Sales outside Italy	10.10	10.03	(0.07)	(0.7)
51.63	Sales of refined products in Italy and outside Italy	24.81	24.87	0.06	0.2

(1)	Includes bunkering, sales to oil companies and MTBE sales.

Retail sales in Italy
Sales volumes of refined products on the Agip branded network in Italy were 4.26 mmtonnes, unchanged from the first half of 2005. Market share of the Agip branded network (29.2%) was substantially in line with the first half of 2005 (29.4%).
At 30 June 2006, Eni’s retail distribution network in Italy consisted of 4,356 service stations (of these 77% were owned), 7 more than at 31 December 2005 (4,349 units), due to the positive balance (14 units) of acquisitions/releases of lease concessions and the	opening of 8 new service stations, offset in part by the 15 service station decline due to closures/releases of highway concessions.

Sales volumes of BluDiesel – a high performance and low environmental impact diesel fuel – amounted to about 0.36 billion liters, a decline of 60 billion liters from the first half of 2005, or 14.3% due mainly to the increasingly high sensitivity of consumers to the price of fuels in light of their remarkable increase in the year. In the first half of 2006 sales of BluDiesel represented

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

14.5% of all retail Diesel sales (15% in 2005). At 30 June 2006 virtually all Agip branded service stations sold BluDiesel (92%, in line with 31 December 2005).
Sales volumes of BluSuper – a high performance and low environmental impact gasoline – amounted to about 46 million liters in line with the first half of 2005. In the first half of 2006 BluSuper sales were 3% of all retail gasoline sales. At 30 June 2006, service stations selling BluSuper were 2,023 (1,719 at 31 December 2005) corresponding to approximately 44% of Eni’s network.

Retail sales in the rest of Europe
Sales of refined products on retail markets in the rest of Europe increased by 50 ktonnes from the first half of 2005, or 2.8%, in particular in Spain and Central Eastern Europe, due in particular to purchases and leases of service stations.
At 30 June 2006, Eni’s retail distribution network in the rest of Europe consisted of 1,926 service stations, 7 less than at 31 December 2005 (1,933 service stations) , due to decreases in Spain, Portugal and Germany and increases in France. During the first half Eni sold 26 service stations mainly in Spain and bought 16 service stations mainly in France and Eastern Europe; the balance of acquisitions and releases of concession (down 1 unit) derived from declines in Portugal and Central Eastern Europe and increases in France.

Wholesale sales
Sales on wholesale markets in Italy were 5.02 mmtonnes, down 55 ktonnes from the first half of 2005, reflecting mainly lower sales of fuel oil and diesel fuel. Sales on wholesale markets in the rest of Europe increased by 100 ktonnes, or 5.1%, due mainly to higher sales in Spain and Germany.	Capital expenditure

In the first half of 2006, capital expenditure in the Refining & Marketing segment amounted to euro 232 million (euro 216 million in the first half of 2005) and concerned: (i) refining and logistics (euro 162 million), in particular actions for improving flexibility and yields of refineries, among which the construction of a new hydrocracking and a new deasphalting unit at the Sannazzaro refinery; (ii) the upgrade of the refined product distribution network and the purchase of service stations in the rest of Europe (euro 35 million); (iii) the upgrade of the distribution network in Italy (euro 32 million). Capital expenditure for compliance with regulations in the area of health safety and the environment amounted to euro 35 million (15% of total capital expenditure).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

Petrochemicals

Sales - production - prices

In the first half of 2006 sales of petrochemical products (2,680 ktonnes) were in line with the first half of 2005 (up 0.3%). Increases concerned polyethylene (up 17.1%), elastomers (up 1.5%) and xylenes (up 19.5%) due to higher demand. Declines concerned: (i) basic petrochemicals (down 6.5%), in particular olefins (down 8%) and benzene (down 40%), due to lower product availability resulting from the outage of the Priolo cracker as a consequence of the accident occurred in late April at the nearby refinery; (ii) styrenes (down 2%) related to weak demand and to the shutdown of the Ravenna ABS plant in the second quarter of 2005.
Petrochemical production (3,554 ktonnes) were in line with the first half of 2005 (down 0.7%). Lower cracker production due to the standstill of the Priolo refinery was offset in part by higher production at the Dunkerque and Porto Marghera crackers and at the Sarroch aromatics plant (up 42%).
The average capacity utilization rate decreased by 2.1% from the first half of 2005 due mainly to the standstill of the Priolo cracker and related plants. The average plant utilization rate calculated on nominal capacity was up 1.1 percentage points from 76.3 to 77.4%, due mainly to increased utilization of plants in the intermediates and elastomer businesses. In basic petrochemicals the lower utilization rate of the Priolo cracker and related plants was offset by the higher utilization rate of other plants. About 37% of production was consumed internally (36% in the first half of 2005). Oil-based feedstocks supplied by Eni’s Refining & Marketing segment covered 12% of requirements in the first half of 2006 (21% in the first half of 2005) due mainly to lower purchases of feedstocks from the Priolo refinery.
The prices of Eni’s principal products increased by 7.9% on average. The more relevant increases concerned: (i) olefins (up 13.8%; in particular propylene and butadiene); (ii) aromatics (up 13.3%) related mainly to xylenes, while benzene declined; (iii) polyethylenes (up 10%) related to all products except for EVA; (iv) elastomers (up 3.2%) in particular EPR, polybutadiene and thermoplastic rubber. Declines concerned intermediates (down 5%) in all product lines and styrenes (down 2.5%), in particular compact and expandable polystyrene.

Product availability	(ktonnes)	First half
2005	2005	2006	Change	% Ch.

4,450	Basic petrochemicals	2,164	2,132	(32)	(1.5)
1,523	Styrene and elastomers	779	787	8	1.0
1,309	Polyethylene	636	635	(1)	(0.2)
7,282	Production	3,579	3,554	(25)	(0.7)
(2,606)	Consumption of monomers	(1,287)	(1,313)	(26)	2.0
700	Purchases and change in inventories	381	439	58	15.2
5,376		2,673	2,680	7	0.3

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

Sales	(ktonnes)	First half
2005	2005	2006	Change	% Ch.

3,022	Basic petrochemicals	1,519	1,420	(99)	(6.5)
1,003	Styrene and elastomers	518	515	(3)	(0.6)
1,351	Polyethylene	636	745	109	17.1
5,376		2,673	2,680	7	0.3

Business segments

Basic petrochemicals
Sales of basic petrochemicals (1,420 ktonnes) decreased by 99 ktonnes from the first half of 2005, down 6.5%, due mainly to the standstill of the Priolo cracker. Declines in olefins amounted to 8.1%, in intermediates to 2% and in benzene to 41%. Xylene sales increased by 19% due to higher product availability.
Basic petrochemical production (2,132 ktonnes) decreased by 32 ktonnes, down 1.5%. Lower production resulting from the standstill of the Priolo cracker was offset in part by higher production from the Dunkerque and Porto Marghera crackers and the Sarroch plant.

Styrene and elastomers
Styrene sales (294 ktonnes) decreased by 2% from the first half of 2005. Compact and expandable polystyrene declined by 2-3% due to the lack of feedstocks resulting from the standstill of Priolo cracker, and ABS/SAN sales declined by 29% due to technical problems occurred at the Mantova plant between the end of 2005 and the beginning of 2006. These declines were offset in part by higher sales of styrene.
Elastomers sales (221 ktonnes) increased by 7% excluding the impact of the standstill of the Champagnier plant in the first half of 2006. Increases concerned all product lines, except latices, with peaks of 29% for thermoplastic rubber and 10% for EPR rubber.
Styrene production (540 ktonnes) increased by 2.9%, due essentially to fewer maintenance standstills.
Elastomer production (247 ktonnes) increased by 1.3%, excluding the impact of the effect of the standstill of the Champagnier plant, in line with the increase in sales.

Polyethylene
Sales of polyethylene (745 ktonnes) increased by 109 ktonnes from the first half of 2005, up 17.1%, due to positive market dynamics affecting all products, varying between a 9% increase for EVA and 28% for LLDPE.
Production (635 ktonnes) were unchanged. The main declines concerned LDPE (down 3%) due to the standstill of Priolo and EVA (down 7%). The main increases concerned LLDPE (up 1.3%) due to the fact that in early 2005 the Priolo plant was closed for about two months, and HPDE (up 8.3%) due to good market conditions.

Capital expenditure

In the first half of 2006, capital expenditure amounted to euro 34 million (euro 52 million in the first half of 2005) and concerned in particular maintenance of the Mantova site (euro 7 million), actions on aromatics lines at Priolo (euro 5 million), the installation of a fuel gas compressor at the Brindisi cracker (euro 2 million) and extraordinary and ordinary maintenance (euro 2 million).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

Oilfield Services Construction and Engineering

Activity for the year

Orders acquired and order backlog

(million euro)
First half
2005	2006	Change	% Ch.

Orders acquired (1)	5,065	5,970	905	17.9
Offshore construction	1,608	1,814	206	12.8
Onshore construction	3,239	3,157	(82)	(2.5)
Offshore drilling	139	923	784	564.0
Onshore drilling	79	76	(3)	(3.8)
of which:
- Eni	443	1,343	900	203.2
- third parties	4,622	4,627	5	0.1
of which:
- Italy	325	763	438	134.8
- outside Italy	4,740	5,207	467	9.9

(million euro)
31 Dec. 2005	30 Jun. 2006	Change	% Ch.

Order backlog (1)	10,122	12,455	2,333	23.0
Offshore construction	3,721	4,097	376	10.1
Onshore construction	5,721	6,970	1,249	21.8
Offshore drilling	382	1,132	750	196.3
Onshore drilling	298	256	(42)	(14.1)
of which:
- Eni	695	1,693	998	143.6
- third parties	9,427	10,762	1,335	14.2
of which:
- Italy	1,209	1,513	304	25.3
- outside Italy	8,913	10,942	2.029	22.8

(1)	Includes the Bonny project for euro 5 million in orders acquired and euro 122 million in order backlog.

Among the main orders acquired in the first half of 2006 were:
  an EPC contract for Saudi Aramco for the construction of two trains for gas and crude separation with a total capacity of 500 kbbl/d and facilities for production within the development of the onshore Khursaniyah field in Saudi Arabia;
a 39-month long contract for the use of the semisubmersible drilling platform Scarabeo 5 in the North Sea for Statoil;

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OPERATING REVIEW

  an EPIC contract in joint venture with the Pakistani company Descon Engineering Ltd for the laying of pipes and electric and fibre optic cables linking the treatment plant with the Gbaran fields in Nigeria for Shell;
  an EPC contract for Saudi Aramco for the construction of facilities for pumping sea water to be injected in the Khurais field in Saudi Arabia;
  an EPC contract in joint venture with the Canadian company SNAC-Lavalin for the construction of an LNG single line plant with a capacity of 28 mmcm/d near St. John in Canada for Canaport LNG Ltd Partnership. Works include also the construction of storage tanks for fluids, new port infrastructure and the provision of auxiliary services.

Orders acquired amounted to euro 5,970 million, of these projects to be carried out outside Italy represented 87%, while orders from Eni companies amounted to 22% of the total. Eni’s order backlog was euro 12,455 million at 30 June 2006 (euro 10,122 million at 31 December 2005). Projects to be carried out outside Italy represented 88% of the total order backlog, while orders from Eni companies amounted to 14% of the total.

CEPAV Uno
Eni holds interests in the CEPAV Uno (50.36%) and CEPAV Due (52%) consortia that in 1991 signed two contracts with TAV SpA to participate in the construction of the tracks for high speed/high capacity trains from Milan to Bologna (under construction) and from Milan to Verona (in the design phase).
As part of the project for the construction of the tracks from Milan to Bologna, an addendum to the contract between CEPAV Uno and TAV SpA was signed on 27 June 2003, redefining certain terms and conditions. Later the consortium requested the postponement of work and an integration to the contract for euro 800 million. The Consortium and TAV tried to settle the matter amicably, but negotiations were stopped on 14 March 2006 as the Consortium considered the proposals of TAV unsatisfying. On 27 April 2006 TAV has been notified a request for arbitration under the provisions of the current contract.

Capital expenditure

(million euro)	First half
2005	2005	2006	Change	% Ch.

262	Offshore construction	94	183	89	94.7
20	Onshore construction	7	10	3	42.9
46	Offshore drilling	27	19	(8)	(29.6)
13	Onshore drilling	7	9	2	28.6
8	Other	2	3	1	50.0
349	Capital expenditure	137	224	87	63.5

In the first half of 2006, capital expenditure in the Oilfield Service Construction and Engineering segment amounted to euro 224 million and concerned: (i) the conversion of the Margaux tanker ship into an FPSO[1] vessel that will operate in Brazil on the Golfinho 2 field;	(ii) maintenance and upgrading of equipment; (iii) beginning of fabrication and installation of facilities in the offshore phase of the Kashagan project in Kazakhstan.

__________________

(1)	Floating Production Storage Offloading.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / TECHNOLOGICAL INNOVATION

Technological innovation

In the first half of 2006, Eni invested euro 102 million in research and development (euro 108 million in the first half of 2005).
In the first half of 2006 some proprietary industrial technologies were applied for the first time, while the development of others continued. A total of 17 applications for patents were filed.

Exploration & Production
In the area of drilling the main focus of technological innovation concerned the advanced geosteering project in joint venture with Shell, whose application in the field will take place for the first time this year. In the first half of 2006 various prototypes have been completed that will be tested in the second half of the year with the aim of collecting geological information on strata while drilling.
Eni developed and applied at industrial level a series of innovative technologies that aim at furthering the concept of advanced drilling on which Eni’s Exploration & Production division has been working for years. In particular, extreme lean profile drilling represents an optimization of lean techniques applied to smaller diameters, Eni circulation device allows to avoid the risk of rod blockage during drilling and light drill pipe consists in aluminium rods for extremely deviated wells and was tested on wells in Ecuador.
In the area of well testing with zero environmental impact, Eni is completing its zero emission well testing technology which allows to evaluate the features of the formation by means of zero emission testing during injection, instead of conventional testing during production. This technology is based on the development and implementation of proprietary know how and software.	In the area of modeling of oil systems, a new numeric modeller called Steam 2D has been developed in cooperation with the MOX research centre of the Milan Polytechnic School. This new proprietary application allows to describe the evolution in (geological) time of highly complex geological-structural 2D models (sections). The first operating applications confirmed a significant improvement in the quality of results and a potential decrease in exploration risk.
In the area of seismic imaging, the further developments of the proprietary CRS (3D Common Reflection Surface Stack) technology that allows to make prospections in areas with little seismic response were successfully applied at Meleiha (Egypt) and Kashagan (Kazakhstan).
In highly complex areas Eni’s portfolio of proprietary imaging technologies (PSPI and KTA) was compounded by the narrow azimuth migration technique especially designed for underwater seismic prospecting. PSPI and KTA have been enriched with new potential with the management of anisotropy and the generation of angle gathers. These technologies allowed to reduce time and increase definition and resolution of structures in the Karachaganak (Kazakhstan) and HZ-19 (China) fields.
In the area of well seismics, operating applications of ICS (integrated cross-well seismic) have been extended to complex operating situations. This technology increases the resolution of images of the reservoirs by one or two orders of magnitude as compared to surface seismic, and this leads to clear benefits in the optimization of field development. Among the most significant applications is the acquisition of a double high resolution profile in the Karachaganak field (Kazakhstan).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / TECHNOLOGICAL INNOVATION

In the area of deep waters, the new CSEM (Controlled Source ElectroMagnetic) technology was successfully applied on the Goliath (Norway) and Port Said (Egypt) fields. The measurement of electric resistivity of structures under the sea bed provides direct indications of the presence of hydrocarbons, thus reducing exploration risks and improving the reliability in the definition of the extension of reservoirs.
In the management of theoretical problems in flow assurance, development and use of advanced tools for simulating the behavior of fluids continued and led to significant improvement in the optimization of production and in solving operating emergencies. This work is performed in partnership with other oil companies.
In the area of underwater production systems, Eni continues to develop advanced techniques for monitoring sealines by means of intelligent pigs as well as for the preparation of the submarine version of a technique for production from low pressure wells successfully applied onshore.
In addition, the issues of multiphase transport and water management led to an increase in in-house know-how.
Work continued on the protection of the environment by creating application handbooks and protocols for environmental monitoring by means of biomarkers while innovative tools have been developed for quantifying and reducing the environmental impact of E&P offshore activities (zero effect discharge).
Within the integrated research program on H2S management in E&P operations, aimed at identifying innovative solutions for the mitigation of the impact of sour gases on Eni’s operated assets, experiments continued on the pilot application of a proprietary technology for H2S bulk separation by means of condensates and on the development of an innovative system for the massive storage of sulphur, providing high environmental protection, high operating flexibility and low costs.

Gas & Power
Within the TAP (high pressure gas transport) Project at Perdasdefogu in Sardinia two pilot pipes, with a 48 inch diameter in high resistance X100 steel are operating. One of the two sections has been purposefully built with defects. Both are subjected to planned stimulation that simulates 30 years of operation under non traditional pressure. This pilot section represents a full scale laboratory, provided with all the devices necessary for monitoring pressure and evaluating the behavior of steel and the progress of the inbuilt defects. Testing is expected to be completed in the first half of 2007.	Within the European Pipeline Research Group, Eni with various partners active in the area of manufacture of pipelines and transport of natural gas, continued its research work on the development of innovative technologies aimed at solving transport problems.
Within the European Gas Research Group, work continued on the identification of defects in pipes by means of acoustic emission methods. These experiments are performed on the pilot section of the TAP project.
New technologies are being evaluated for the identification and monitoring of unstable areas along with new tools for measuring powders and aerosol in the gaseous phase.

Refining & Marketing
This segment’s R&D activities are focused on the manufacture of high performance and low environmental impact fuels and lubricants. In particular great attention has been paid to the improvement of the Blu family of fuels (BluDiesel and BluSuper).
Monitoring continued of the distribution of the new “ADBlue” additive at the Assago Ovest service station near Milan. This additive (a 32.5% aqueous solution of urea) can be used with Diesel engines provided with a special catalytic device for the elimination of NOx from exhaust gases.
Research work continued on a hydrotreatment process for gasoils with high aromatic content aimed at improving performance and environmental protection by means of catalytic hydro-dearomatization. A proprietary bi-functional catalyst has been developed and the process is being brought to the pilot scale.
At the Milazzo research center the pilot demonstration is underway of a new technology for multifuel reforming based on the catalytic oxidation with low contact time of fluid and gaseous hydrocarbons for the production of hydrogen at competitive costs, also in small-medium sized plants with high flexibility as concerns refinery feedstocks.

Projects concerning oil & gas
The most relevant work performed in projects that concern the areas of oil and gas includes the following.
In the area of enhancement of heavy crudes at Eni’s Taranto refinery a commercial demonstration plant with a 1.2 kbbl/d capacity is operating with the proprietary Eni Slurry Technology that allows to convert asphaltenes (the hard fraction of heavy crudes) totally, thus reducing to zero the production of solid and fluid residues deriving from the refining of non conventional

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / TECHNOLOGICAL INNOVATION

oil. Currently testing is performed both on conventional feedstocks and on non-conventional ones, such as asphalt from tar sands.
In the area of conversion of natural gas to liquids the program for the validation of the technology for the production of wax by means of Fischer-Tropsch synthesis continued along with the completion of the related technology for wax upgrading by means of hydrocracking.
In the area of environmental protection, Eni continued the integrated Green House Gases research program, aimed at verifying the industrial feasibility of the geological sequestration of CO2.
Eni also continued the application in the field of the Early Warning Monitoring System (EWMS) for real time recording of the physical and chemical profiles of Eni’s productive activities and of their environmental context through a single computerized platform.	Petrochemicals
On a pilot scale very low density co-polymers of ethylene have been produced by means of the gas phase technology and of a modified catalytic Ziegler/Natta system. The operating conditions for the passage to the industrial testing have also been determined. A plant has been modified in order to allow the production of new ABS polymers for the segment of injection molding and also to increase ABS production capacity for the extrusion area. A new type of expandable polystyrene with very low pentane content has been produced. Testing samples of new kinds of high cis polybutadiene and innovative s-SBR rubbers for the tyre industry have been prepared for the passage to the production phase. The operating conditions have been determined for the optimization of yields and of the selectivity of alpha-methyl-styrene hydrogenation in the phenol process and a new catalyst with higher performance than the one currently used has been developed.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

Financial review

Summarized Group Profit and loss account, Balance sheet and Cash flow statement are unaudited.

SUMMARIZED GROUP PROFIT AND LOSS ACCOUNT

(million euro)	First half
2005	2005	2006	Change	% Ch.

73,728	Net sales from operations	34,101	44,323	10,222	30.0
798	Other income and revenues	317	372	55	17.4
(51,918)	Operating expenses	(23,627)	(31,119)	(7,492)	(31.7)
	of which non recurring items:
(290)	- Antitrust fine
(5,781)	Depreciation, amortization and writedowns	(2,630)	(3,034)	(404)	(15.4)
16,827	Operating profit	8,161	10,542	2,381	29.2
(366)	Net financial income (expense)	(208)	151	359	..
914	Net income from investments	413	467	54	13.1
17,375	Profit before income taxes	8,366	11,160	2,794	33.4
(8,128)	Income taxes	(3,790)	(5,547)	(1,757)	(46.4)
9,247	Net profit	4,576	5,613	1,037	22.7
	of which:
8,788	- net profit pertaining to Eni	4,343	5,275	932	21.5
459	- net profit of minorities	233	338	105	45.1

8,788	Net profit pertaining to Eni	4,343	5,275	932	21.5
(759)	Exclusion of inventory holding (gains) losses	(311)	(210)	101
8,029	Replacement cost net profit pertaining to Eni (1)	4,032	5,065	1,033	25.6
	Exclusion of special items:
	non recurring items:
290	- Antitrust fine
932	other special items	377	372	(5)
9,251	Adjusted net profit pertaining to Eni (1)	4,409	5,437	1,028	23.3

(1)	For a definition and a reconciliation of replacement cost operating/net profit, which exclude inventory holding gains/losses, and adjusted operating/net profit, which exclude special items, to reported operating profit and net profit, see page 37.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

Net profit for the first half of 2006 was euro 5,275 million, up euro 932 million from the first half of 2005, or 21.5%, reflecting higher operating profit (up euro 2,381 million, or 29.2%), partially offset by a higher Group tax rate (from 45.3% to 49.7%). The increase in tax rate was due principally to a higher share of profit before income taxes earned by subsidiaries in the Exploration & Production division operating in countries where the statutory tax rate is higher than the average tax rate for the Group.
Eni’s results benefited from a favorable trading environment with a higher Brent crude oil price (up 32.6%) and a depreciation of the euro versus the dollar (down 4.4%). These positives were partially offset by declining refining margins (Brent down 21%) and lower petrochemical products margins. Selling margins on natural gas were also lower as a consequence of the regulatory regime of Decision No. 248/2004 of the Italian Authority for Electricity and Gas, partially offset by a favorable trading environment, particularly in the	second quarter, in which Eni selling prices and purchase cost of natural gas have been determined reflecting trends in the underlying commodities to which natural gas purchase and selling prices are contractually indexed, also benefiting from time lag effects. The impact of the regulatory regime of Decision No. 248/2004 on natural gas margins in the second half of the year is expected to be softened by Decision No. 134 of 28 June 2006 of the Italian Authority for Electricity and Gas.
Net profit for the first half includes an inventory holding gain of euro 210 million (net of the fiscal effect) and special charges of euro 372 million (net of the fiscal effect) relating principally to asset impairments in the Exploration & Production and Gas & Power divisions, environmental provisions, and provisions for redundancy incentives, partially offset by gains on the divestment of mineral properties. Excluding these items, adjusted net profit for the period was up 23.3% to euro 5,437 million.

(million euro)	First half
2005	2005	2006	Change	% Ch.

16,827	Operating profit	8,161	10,542	2,381	29.2
(1,210)	Exclusion of inventory holding (gains) losses	(496)	(335)	161
15,617	Replacement cost operating profit	7,665	10,207	2,542	33.2
12,593	Exploration & Production	5,349	8,398	3,049	57.0
3,194	Gas & Power	2,125	1,887	(238)	(11.2)
793	Refining & Marketing	406	201	(205)	(50.5)
183	Petrochemicals	209	8	(201)	(96.2)
307	Oilfield Services Construction and Engineering	112	211	99	88.4
(934)	Other activities	(259)	(216)	43	16.6
(378)	Corporate and financial companies	(211)	(142)	69	32.7
(141)	Unrealized profit in inventory (1)	(66)	(140)	(74)
15,617		7,665	10,207	2,542	33.2

(1)	Unrealized profit in inventory concerned intragroup sales of goods and services recorded at 30 June in the capital employed of the purchasing company.

From 1 January 2006 Eni’s subsidiaries operating in diversified sectors (such as real estate services, insurance and financing intermediation, R&D and training services) are reported in the aggregate “Corporate and financing companies” with exception of Tecnomare which is reported in the Exploration & Production division (previously all these diversified activities were reported in the aggregate “Other activities”).
The “Other activities” aggregate includes only Syndial SpA, a subsidiary which runs minor petrochemicals activities and reclamation and decommissioning activities pertaining to certain businesses which Eni exited in past years.
In order to allow for comparison, data for prior periods has been reclassified accordingly.

Replacement cost operating profit for the first half was euro 10,207 million, an increase of euro 2,542 million over the second half of 2005, or 33.2%, excluding an inventory holding gain of euro 335 million and reflecting primarily the increases reported in the:
  Exploration & Production division (up euro 3,049 million, or 57%) due essentially to: (i) higher realizations in dollars (oil up 36.3%, natural gas up 21.5%);

(ii) increased production volumes sold by consolidated companies (up 12.4 mmboe, or 4.2%); (iii) the favorable impact (approximately euro 370 million) of the depreciation of the euro versus the dollar related in part to currency translation effects. These positives were offset in part by higher operating costs and amortization charges;

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

  Oilfield Service Construction and Engineering segment (up 88.4%, or euro 99 million).

These increases were partly offset by:

  lower replacement cost operating profit in the Gas & Power division (down euro 238 million, or 11.2%) due primarily to a decrease in natural gas margins as a consequence of the regulatory regime of Decision No. 248/2004 of the Authority for Electricity and Gas, partly offset by a favorable trading environment in which natural gas selling and purchase prices have been determined reflecting trends in the underlying commodities to which natural gas purchase and selling prices are contractually indexed, in particular in the second quarter, also benefiting from time lag effects. Operating profit of this segment was adversely impacted also by higher purchase prices of natural gas relating to the climatic emergency of the 2005-2006 winter and by lower transport tariffs of natural gas in Italy in the same period a year ago as a consequence of the regulatory regime enacted by the Authority for Electricity and Gas with Decision No. 166/2005. On the positive side, sales of natural gas of consolidated companies were up 2.60 bcm or 6.1% and electricity production sold was up 1.87 TWh, or 17.7%. Transported natural gas volumes outside Italy were also higher reflecting the coming on line of the GreenStream pipeline from Libya;

  lower replacement cost operating profit in the Refining & Marketing division (down euro 205 million, or 50.5%) due primarily to declining refining margins (margins on Brent were down 1.16 dollars/barrel, or 21%) and the impact of longer refinery outages for planned maintenance in Italy. These negatives were partly offset by the favorable impact of the depreciation of the euro versus the dollar. Replacement cost operating profit of this segment was also adversely impacted by shrinking marketing margins in Italy, reflecting rapidly escalating prices of refined products not recovered in full in final prices and competitive pressure. On the positive side, activities in the rest of Europe recorded a higher operating profit;
  lower replacement cost operating profit in the Petrochemical segment (euro 201 million, or 96.2%) affected by the significantly higher cost of oil-based feedstocks, not completely transferred to selling prices. In addition production volumes were adversely impacted by the outage of the Priolo cracker due to the accident occurred to the nearby refinery late in April.

Analysis of profit and loss account items

Net sales from operations

(million euro)	First half
2005	2005	2006	Change	% Ch.

22,534	Exploration & Production	10,054	14,459	4,405	43.8
22,969	Gas & Power	11,162	14,933	3,771	33.8
33,732	Refining & Marketing	14,747	19,446	4,699	31.9
6,255	Petrochemicals	2,999	3,340	341	11.4
5,730	Oilfield Services Construction and Engineering	2,633	3,080	447	17.0
864	Other activities	439	465	26	5.9
1,239	Corporate and financial companies	562	605	43	7.7
(19,595)	Consolidation adjustment	(8,495)	(12,005)	(3,510)	(41.3)
73,728		34,101	44,323	10,222	30.0

Eni’s net sales from operations (revenues) for the first half of 2006 were euro 44,323 million, a euro 10,222 increase from the first half of 2005, or 30%, primarily reflecting higher realized prices and higher sales volumes in virtually all of Eni’s operating divisions. Also contributing to these increases was the favorable impact of the depreciation of the euro versus the dollar.
Revenues generated by the Exploration & Production	segment (euro 14,459 million) increased by euro 4,405 million, up 43.8%, essentially due to higher prices realized in dollars (oil up 36.3%, natural gas up 21.5%), higher hydrocarbon production sold (12.4 mmboe, up 4.2%) and the depreciation of the euro over the dollar.
Revenues generated by the Gas & Power segment (euro 14,933 million) increased by euro 3,771 million, up

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

33.8%, essentially due to: (i) increased natural gas prices, due in particular to a favorable trading environment in which natural gas selling and purchase prices have been determined reflecting trends in the underlying commodities to which natural gas purchase and selling prices are contractually indexed, also benefiting from time lag effects; (ii) increased natural gas volumes sold by subsidiaries (up 2.6 bcm or 6.1%); (iii) higher electricity production sold (1.87 TWh, up 17.7%).
Revenues generated by the Refining & Marketing segment (euro 19,446 million) increased by euro 4,699 million, up 31.9%, essentially due to higher international prices for oil and refined products, increased crude trading activities (1.1 mmtonnes) and the effect of the depreciation of the euro over the dollar.
Revenues generated by the Petrochemical segment (euro 3,340 million) increased by euro 341 million, up 11.4% due essentially to an average 8% increase in selling prices.	Revenues generated by the Oilfield Services Construction and Engineering segment (euro 3,080 million) increased by euro 447 million, up 17%, due to increased activity levels in the Offshore and Onshore Construction areas and a higher utilization rate of vessels and higher tariffs in the Offshore Drilling area.
Revenues generated by the Other activities aggregate (euro 465 million) increased by euro 26 million, up 5.9%, due to higher selling prices of Syndial products.
Revenues generated by the Corporate and financing companies aggregate (euro 605 million) increased by euro 43 million, up 7.7% in activities related essentially to insurance and financing intermediation services.

Other income and revenues
Other income and revenues (euro 372 million) increased by euro 55 million, up 17.4%, due essentially to higher gains on mineral asset disposals (euro 72 million in the first half of 2006; euro 11 million in the first half of 2005).

Operating expenses	(million euro)	First half
2005	2005	2006	Change	% Ch.

48,567	Purchases, services and other	21,993	29,383	7,390	33.6
	of which non recurring items:
290	- Antitrust fine
3,351	Payroll and related costs	1,634	1,736	102	6.2
51,918		23,627	31,119	7,492	31.7

Operating expenses for the first half of 2006 (euro 31,119 million) increased by euro 7,492 million from the first half of 2005, up 31.7%, essentially due to: (i) higher prices for oil-based and petrochemical feedstocks and for natural gas, affected also by higher charges related to the climatic emergency of the 2005-2006 winter; (ii) currency translation effects; (iii) higher operating costs and royalties in the Exploration & Production segment, in particular the increase in operating costs resulted from the higher share of development projects in hostile environments and reflected sector-specific inflation; (iv) higher costs for refinery maintenance. These negative factors were	offset in part by lower provisions to the risk reserve (euro 197 million as compared to euro 289 million in the first half of 2005), in particular for environmental charges in the Refining & Marketing segment.
Labor costs (euro 1,736 million) increased by euro 102 million, up 6.2%, due mainly to an increase in unit labor cost in Italy, whose effects were offset in part by a decline in the average number of employees in Italy. Higher labor costs were due also to the increase in the number of employees outside Italy and currency translation effects.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

Employees

31 Dec. 2005	30 Jun. 2006	Change	% Ch.

Exploration & Production	8,030	7,940	(90)	(1.1)
Gas & Power	12,324	12,209	(115)	(0.9)
Refining & Marketing	8,894	9,009	115	1.3
Petrochemicals	6,462	6,343	(119)	(1.8)
Oilfield Services Construction and Engineering	28,684	28,971	287	1.0
Other activities	2,636	2,543	(93)	(3.5)
Corporate and financial companies	5,228	5,314	86	1.6
	72,258	72,329	71	0.1

As of 30 June 2006, employees were 72,329, with an increase of 71 employees from 31 December 2005 (up 0.1%).
Employees in Italy were 40,300. The 108 employee increase was related mainly to the positive balance of hiring and dismissals (214 employees) offset in part by a decrease in the number of employees related to changes in consolidation (a total of 106 employees) resulting from: (i) the conferral of Fiorentina Gas to the newly incorporated Eni’s affiliate Toscana Energia (Eni’s	interest 48.7%); (ii) the sale of water treatment activities in Ferrara; (iii) the purchase of Siciliana Gas and Siciliana Gas Vendite SpA.
In the first half of 2006 a total of 1,120 employees was hired, of these 763 on open-end contracts, and 906 employees left the company (of these 610 employees on open-end contracts).
Outside Italy employees were 32,029, with a 37 employee decrease.

Depreciation, amortization and impairments

(million euro)	First half
2005	2005	2006	Change	% Ch.

3,945	Exploration & Production	1,697	2,120	423	24.9
684	Gas & Power	344	320	(24)	(7.5)
462	Refining & Marketing	232	219	(13)	(5.6)
118	Petrochemicals	59	61	2	3.4
175	Oilfield Services Construction and Engineering	81	87	6	7.4
16	Other activities	8	4	(4)	(50.0)
113	Corporate and financial companies	50	37	(13)	(26.0)
(4)	Unrealized profit in inventory		(2)	(2)
5,509	Total depreciation and amortization	2,471	2,846	375	15.2
272	Impairments	159	188	29	18.2
5,781		2,630	3,034	404	15.4

Depreciation and amortization charges (euro 2,846 million) increased by euro 375 million, up 15.2% mainly in the Exploration & Production segment (euro 423 million) related to increased development costs incurred for developing new fields and for maintaining production levels in mature fields and higher exploration costs (euro 183 million) in addition to currency translation effects.	Impairments for the first half (euro 188 million) concerned mainly mineral assets and intangible assets in the Gas & Power segment.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

Operating profit by segment

(million euro)	First half
2005	2005	2006	Change	% Ch.

12,593	Exploration & Production	5,349	8,398	3,049	57.0
3,321	Gas & Power	2,155	1,907	(248)	(11.5)
1,857	Refining & Marketing	865	455	(410)	(47.4)
202	Petrochemicals	216	69	(147)	(68.1)
307	Oilfield Services Construction and Engineering	112	211	99	88.4
(934)	Other activities	(259)	(216)	43	16.6
(378)	Corporate and financial companies	(211)	(142)	69	32.7
(141)	Unrealized profit in inventory	(66)	(140)	(74)
16,827	Operating profit	8,161	10,542	2,381	29.2
(1,210)	Exclusion of inventory holding (gains) losses	(496)	(335)	161
15,617	Replacement cost operating profit	7,665	10,207	2,542	33.2
	Exclusion of special items:
290	Non recurring items
1,651	Other special items	516	380	(136)
17,558	Adjusted operating profit	8,181	10,587	2,406	29.4

Follows a comment on operating profit by business segment.

Exploration & Production

(million euro)	First half
2005	2005	2006	Change	% Ch.

12,593	Operating profit	5,349	8,398	3,049	57.0
	Exclusion of inventory holding (gains) losses
12,593	Replacement cost operating profit	5,349	8,398	3,049	57.0
311	Exclusion of special items	159	75	(84)
12,904	Adjusted operating profit	5,508	8,473	2,965	53.8

Operating profit for the first half was euro 8,398 million, up euro 3,049 million, or 57% from the first half of 2005, reflecting primarily higher realizations in dollars (oil up 36.3%; natural gas up 21.5%) combined with a growth in sales volumes, up 12.4 mmboe, or 4.2%. The depreciation of the euro over the dollar also boosted operating profit by an estimated euro 370 million mainly related to currency translation. These positive factors were partially offset by higher operating costs and amortization charges in connection with higher development costs of new fields and for maintaining production levels in certain mature fields and inflationary impacts. Higher exploratory costs were also incurred.	Special charges for the first half of 2006, represented by net charges of euro 75 million, concerned the impairment of mineral assets for euro 132 million, offset in part by gains on the disposal of mineral assets for euro 57 million. Special items for the first half of 2005 concerned essentially the impairment of mineral assets.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

Gas & Power

(million euro)	First half
2005	2005	2006	Change	% Ch.

3,321	Operating profit	2,155	1,907	(248)	(11.5)
(127)	Exclusion of inventory holding (gains) losses	(30)	(20)	10
3,194	Replacement cost operating profit	2,125	1,887	(238)	(11.2)
	Exclusion of special items:
290	Non recurring items
47	Other special items	48	107	59
3,531	Adjusted operating profit	2,173	1,994	(179)	(8.2)

Replacement cost operating profit for the first half of 2006 was euro 1,887 million, down euro 238 million, or 11.2% from the first half of 2005, due primarily to: (i) lower selling margins on natural gas sales as a consequence of the regulatory regime of Decision No. 248/2004[1] of the Italian Authority for Electricity and Gas, whose effects were offset in part by the favorable trading environment in which Eni selling prices and purchase cost of natural gas have been determined reflecting trends in the underlying commodities to which natural gas purchase and selling prices are contractually indexed in particular in the second quarter, also benefiting from time lag effects mainly in the power generation segment; (ii) higher purchase prices of natural gas related to the climatic emergency of the 2005/2006 winter; (iii) lower operating income of transport activities in Italy related essentially to a new tariff regime introduced by Decision No. 166/2005 of the Authority. These negative factors were offset in part by: (i) higher natural gas volumes sold by consolidated subsidiaries (up 2.6 bcm, or 6.1%), including own consumption; (ii) higher operating profit recorded by transport activities outside Italy reflecting mainly higher volumes in particular for the coming on line of the GreenStream pipeline from Libya.
Power generation activities generated a replacement cost operating profit of euro 84 million, with an increase of euro 29 million, or 52.7%, due mainly to an increase in	electricity production sold (1.87 TWh, up 17.7%).
Special charges for the first half of 2006 of euro 107 million concerned mainly impairment of intangible assets, provisions to the environmental risk reserve and employee redundancy incentives. In the first half of 2005 special items (euro 48 million) concerned mainly sundry charges and environmental provisions (euro 22 million).

__________________

(1)	See “Operating review - Gas & Power - Regulatory framework”, above.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

Refining & Marketing

(million euro)	First half
2005	2005	2006	Change	% Ch.

1,857	Operating profit	865	455	(410)	(47.4)
(1,064)	Exclusion of inventory holding (gains) losses	(459)	(254)	205
793	Replacement cost operating profit	406	201	(205)	(50.5)
421	Exclusion of special items	81	78	(3)
1,214	Adjusted operating profit	487	279	(208)	(42.7)

Replacement cost operating profit for the first half 2006 was euro 201 million, down euro 205 million or 50.5%, from the first half of 2005, due primarily to declining refining margins (Brent margin was down 1.16 dollars/barrel, or 21%), partly offset by the favorable impact of the depreciation of the euro over the dollar, and the impact of longer refineries outages in Italy for both planned maintenance and certain operational issues in connection with the accident occurred late in April to the Priolo refinery owned by a third party.
Replacement cost operating profit was also adversely impacted by shrinking marketing margins, reflecting rapidly escalating prices of refined products not recovered in full in final prices as well as competitive pressure. Also the divestment of Italiana Petroli	occurred in September 2005 adversely impacted operating profit for the period. On the positive side, activities in the rest of Europe recorded a higher operating profit.
Special charges for the first half of 2006 of euro 78 million concerned essentially provisions to the environmental risk reserve and employee redundancy incentives. Special charges for the first half of 2005 (euro 81 million) concerned essentially provisions to the environmental risk reserve.

Petrochemicals

(million euro)	First half
2005	2005	2006	Change	% Ch.

202	Operating profit	216	69	(147)	(68.0)
(19)	Exclusion of inventory holding (gains) losses	(7)	(61)	(54)
183	Replacement cost operating profit	209	8	(201)	(96.2)
78	Exclusion of special items	21	20	(1)
261	Adjusted operating profit	230	28	(202)	(87.8)

In the first half of 2006 replacement cost operating profit amounted to euro 8 million with a euro 201 million decline (down 96.2%) from the first half of 2005, due mainly to lower unit margins, in particular the cracker margin and in intermediates and styrenes related to increases in the cost of oil-based feedstocks and utilities not transferred to selling prices and the impact in terms of lower production of the accident occurred at the Priolo refinery in April. These negative factors were offset in part by the positive effect of Eni’s sales mix along with an improved industrial and commercial performance.	Special charges for the first half of 2006 of euro 20 million concerned essentially provisions to the risk reserve. Special charges for the first half of 2005 (euro 21 million) concerned essentially asset impairments.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

Oilfield Services Construction and Engineering

(million euro)	First half
2005	2005	2006	Change	% Ch.

307	Operating profit	112	211	99	88.4
	Exclusion of inventory holding (gains) losses
307	Replacement cost operating profit	112	211	99	88.4
7	Exclusion of special items
314	Adjusted operating profit	112	211	99	88.4

Operating profit for the first half of 2006 was euro 211 million, up euro 99 million, or 88.4% from the first half of 2005. This increase was recorded in particular in the following areas: (i) Onshore construction, due to higher activity related essentially to the startup of some large projects acquired in 2005; (ii) Offshore construction, due to higher activity in the Caspian region; (iii) Offshore drilling, due to higher tariffs for the Scarabeo 3 and Scarabeo 5 semisubmersible platforms and higher activity levels of the Scarabeo 4 semisubmersible platform and Perro Negro 5 jack-up.

Other activities
In the first half of 2006 Syndial reported an operating loss of euro 216 million, with a decrease of euro 43 million or 16.6%, due essentially to lower provisions for environmental liabilities and litigations (euro 85 million) partly offset by lower product margins related to higher oil-based feedstock and utilities purchase costs not fully recovered in selling prices and by the adverse impact of the maintenance standstill of the Porto Torres cracker.

Corporate and financing companies
In the first half of 2006, Corporate and financing aggregate of activities reported an operating loss of euro 142 million with a decrease of euro 69 million, or 32.7% from the first half of 2005, due essentially to the fact that in the first half of 2005 higher provisions for environmental liabilities of euro 46 million were recorded along with an improvement in operating profit of financing activities.	Net financial income
In the first half of 2006 net financial income (euro 151 million) increased by euro 359 million from the first half of 2005, due to the positive change in the recording at fair value of derivative financial instruments and a decrease in average net borrowings, whose effects were offset in part by higher interest rates, particularly on dollar loans on the London interbank market (Libor up 1.9 percentage points).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

Net income from investments

(million euro)	First half
2005	2005	2006	Change

737	Effect of the application of the equity method of accounting	364	380	16
177	Other income (losses) from investments	49	87	38
914		413	467	54

Net income from investments in the first half of 2006 amounted to euro 467 million and concerned: (i) Eni’s share of income of affiliates accounted for with the equity method (euro 438 million), in particular in the Gas & Power and Refining & Marketing segments, partly offset by the impairment of an affiliate in the Oilfield Service Construction and Engineering segment related to a contract loss in connection with the construction of a gas to liquids plant in Nigeria (euro 58 million); (ii) dividends received by affiliates accounted for at cost (euro 57 million); (iii) the recording of gains on disposal (euro 25 million).
The euro 54 million increase in net income from investments was due essentially to improved results of operations of affiliates in the Gas & Power segment.

Income taxes
Income taxes were euro 5,547 million, up euro 1,757 million, or 46.4%, due primarily to higher income before taxes (euro 2,794 million). The 4.4 percentage points increase in Group tax rate (from 45.3 to 49.7%) was due principally	to a higher share of profit before income taxes earned by subsidiaries in the Exploration & Production division operating in countries where the statutory tax rate is higher than the average tax rate for the Group and to a provision for the settlement of a tax claim in Venezuela (euro 91 million) which required also the revision of deferred tax liabilities pertaining to Venezuelan activities.

Minority interests
Minority interests were euro 338 million and concerned primarily Snam Rete Gas SpA (euro 169 million) and Saipem SpA (euro 155 million, of which euro 19 million due to the purchase of 100% of Snamprogetti).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

Reconciliation of reported operating profit and net profit to results on a replacement cost basis and on an adjusted basis

Adjusted operating profit and net profit are before inventory holding gains or losses and special items. Information on adjusted operating profit and net profit is presented to help distinguish the underlying trends for the company’s core businesses and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. These financial measures are not GAAP measures under either IFRS or U.S. GAAP; they are used by management in evaluating Group and Divisions performance.
Replacement cost net profit and operating profit reflect the current cost of supplies. The replacement cost net profit for the period is arrived at by excluding from the historical cost net profit the inventory holding gain or loss, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.	Special items include certain relevant incomes or charges pertaining to: (i) either infrequent or unusual events and transactions, being identified as non recurring items under such a circumstance; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past exercises or are likely to occur in future ones. As provided for in Decision No. 15519 of 27 July 2006 of the Italian market regulator (CONSOB), non recurring income or charges are reported in single line items in profit and loss accounts and in the following tables.
For a reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see tables below.

First half 2006

(million euro)	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	8,398	1,907	455	69	211	(216)	(142)	(140)	10,542
Exclusion of inventory holding (gains) losses		(20)	(254)	(61)					(335)
Replacement cost operating profit	8,398	1,887	201	8	211	(216)	(142)	(140)	10,207
Exclusion of special items:
of which:
Non recurring loss (profit)
Other special items:	75	107	78	20		88	12		380
environmental charges		39	61			52			152
asset impairments	132	51	1			4			188
gains on portfolio rationalisation	(57)								(57)
provisions to the reserve for contingencies			3	20		22			45
provision for redundancy incentives		17	11	1		1	12		42
other			2	(1)		9			10
Special items of operating profit	75	107	78	20		88	12		380
Adjusted operating profit	8,473	1,994	279	28	211	(128)	(130)	(140)	10,587

Reported net profit pertaining to Eni									5,275
Exclusion of inventory holding (gains) losses									(210)
Replacement cost net profit pertaining to Eni									5,065
Exclusion of special items									372
Adjusted net profit pertaining to Eni									5,437

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

First half 2005

(million euro)	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	5,349	2,155	865	216	112	(259)	(211)	(66)	8,161
Exclusion of inventory holding (gains) losses		(30)	(459)	(7)					(496)
Replacement cost operating profit	5,349	2,125	406	209	112	(259)	(211)	(66)	7,665
Exclusion of special items:
of which:
Non recurring loss (profit)
Other special items:	159	48	81	21		150	57		516
environmental charges		22	62			94	46		224
asset impairments	158			18		4			180
provisions to the reserve for contingencies			17	5		43			65
provision for redundancy incentives	1	3	7				11		22
other		23	(5)	(2)		9			25
Special items of operating profit	159	48	81	21		150	57		516
Adjusted operating profit	5,508	2,173	487	230	112	(109)	(154)	(66)	8,181

Reported net profit pertaining to Eni									4,343
Exclusion of inventory holding (gains) losses									(311)
Replacement cost net profit pertaining to Eni									4,032
Exclusion of special items									377
Adjusted net profit pertaining to Eni									4,409

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

2005

(million euro)	E&P	G&P	R&M	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	12,593	3,321	1,857	202	307	(934)	(378)	(141)	16,827
Exclusion of inventory holding (gains) losses		(127)	(1,064)	(19)					(1,210)
Replacement cost operating profit	12,593	3,194	793	183	307	(934)	(378)	(141)	15,617
Exclusion of special items:
of which:
Non recurring loss (profit)		290							290
Antitrust fine		290							290
Other special items:	311	47	421	78	7	638	149		1,651
environmental charges		31	337			413	54		835
asset impairments	247	1	5	29	4	75	2		363
provisions to the reserve for contingencies			39	36		126			201
provision for insurance premiums	57	6	30	17		4	64		178
provision for redundancy incentives	7	8	22	4	3	6	29		79
other		1	(12)	(8)		14			(5)
Special items of operating profit	311	337	421	78	7	638	149		1,941
Adjusted operating profit	12,904	3,531	1,214	261	314	(296)	(229)	(141)	17,558

Reported net profit pertaining to Eni									8,788
Exclusion of inventory holding (gains) losses									(759)
Replacement cost net profit pertaining to Eni									8,029
Exclusion of non recurring loss (profit)									290
Exclusion of other special items									932
Adjusted net profit pertaining to Eni									9,251

Adjusted operating profit by segment

(million euro)	First half
2005	2005	2006	Change	% Ch.

12,904	Exploration & Production	5,508	8,473	2,965	53.8
3,531	Gas & Power	2,173	1,994	(179)	(8.2)
1,214	Refining & Marketing	487	279	(208)	(42.7)
261	Petrochemicals	230	28	(202)	(87.8)
314	Oilfield Services Construction and Engineering	112	211	99	88.4
(296)	Other activities	(109)	(128)	(19)	(17.4)
(229)	Corporate and financial companies	(154)	(130)	24	15.6
(141)	Unrealized profit in inventory	(66)	(140)	(74)
17,558	Adjusted operating profit	8,181	10,587	2,406	29.4

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

Summarized group balance sheet

Summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing.
Management believes that this summarized group balance sheet is useful information in assisting investors	to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital.
Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Reclassified consolidated balance sheet (1)

(million euro)
31 Dec. 2005	30 Jun. 2006	Change

Fixed assets
Property, plant and equipment, net	45,013	43,051	(1,962)
Other assets		654	654
Compulsory stock	2,194	1,866	(328)
Intangible assets, net	3,194	3,172	(22)
Investments, net	4,311	4,267	(44)
Accounts receivable financing and securities related to operations	775	626	(149)
Net accounts payable in relation to capital expenditure	(1,196)	(916)	280
	54,291	52,720	(1,571)
Working capital, net	(3,568)	(5,423)	(1,855)
Employee termination indemnities and other benefits	(1,031)	(1,040)	(9)
Capital employed, net	49,692	46,257	(3,435)
Shareholders’ equity including minority interests	39,217	39,863	646
Net borrowings	10,475	6,394	(4,081)
Total liabilities and shareholders’ equity	49,692	46,257	(3,435)

(1)	For a reconciliation to the statutory group balance sheet see paragraph “Reconciliation of summarized group balance sheet and statement of cash flows to statutory schemes”, page 45.

The appreciation of the euro over other currencies, in particular the dollar (at 30 June 2006 the EUR/USD exchange rate was 1.271 as compared to 1.180 at 31 December 2005, up 7.7%) determined with respect to 2005 year-end an estimated decrease in the book value of net capital employed of about euro 1,300 million, in net equity of about euro 900 million and in net borrowings of about euro 400 million as a result of currency translations at 30 June 2006.
At 30 June 2006, net capital employed totaled euro 46,257 million, representing a decrease of euro 3,435 million from 31 December 2005 due mainly to a decrease in fixed assets (euro 52,720 million) euro 1,571 million lower than at 31 December 2005, reflecting depreciation, amortization and impairment charges for the period (euro 3,034 million) offset in part by capital expenditure (euro 3,054 million) and currency translation effects.
The share of the Exploration & Production, Gas & Power and Refining & Marketing segments on net capital	employed was 89.7% (90.9% at 31 December 2005).
Property, plant and equipment (euro 43,051 million) related primarily to the Exploration & Production (52.3%), Gas & Power (31.8%) and Refining & Marketing (8.3%) segments. Provisions for depreciation, amortization and writedowns (euro 46,478 million) represented 51.9% of gross property, plant and equipment (50.4% at 31 December 2005).

Other assets included, for a book value of euro 654 million, the assets related to the service contract for mining activities in the Dación area of the Venezuelan branch of Eni’s subsidiary Eni Dación BV. As indicated in the Operating Review - Exploration & Production - Venezuela, with effective date 1 April 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the service contract governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA.
Eni proposed to PDVSA to agree on terms in order to recover the fair value of its Dación assets. If negotiations do not respond successfully to Eni’s expectations, any legal action will be considered in order to defend vigorously Eni’s claims in Venezuela. Eni believes it has the right to be entitled to a compensation proportioned to the fair value of the relevant assets as consequence of the expropriation following the unilateral cancellation. This compensation, according to internal evaluations and evaluations made by qualified independent oil engineers companies, should not be lower than the book value of assets which has not been impaired. In 2005 and in the first quarter 2006, the Dación field production rate was about 60 kbbl/d. At 31 December 2005 Eni’s proved reserves of hydrocarbons booked to the Dación field amounted to 175 mmbbl.

Investments in unconsolidated subsidiaries and affiliates (euro 4,267million) consisted primarily of 33.34% of Galp Energia SGPS SA (euro 940 million), 50% of Unión Fenosa Gas SA (euro 517 million), 50% of Blue Stream Pipeline Co	BV (euro 281 million), 50% of EnBW - Eni Verwaltungsgesellschaft mbH (euro 205 million), 49% of Greek natural gas secondary distribution companies EPA Thessaloniki and Thessaly (euro 193 million), 10.4% of Nigeria LNG Ltd (euro 186 million), 50% of Raffineria di Milazzo ScpA (euro 171 million), 49% of Azienda Energia e Servizi Torino SpA (euro 161 million), 33.33% of United Gas Derivatives Co (euro 127 million), 12.04% of Darwin LNG Pty Ltd (euro 116 million), 48.72% of Toscana Energia SpA (euro 108 million), 49% of Super Octanos CA euro 103 million), 20% of Fertilizantes Nitrogenados de Oriente CEC (euro 90 million), 10.4% of Nigeria LNG Ltd (euro 90 million), 35.2% of Supermetanol CA (euro 79 million), 89% of Trans Austria Gasleitung GmbH (euro 66 million), 50% of Transmediterranean Pipeline Co Ltd (euro 64 million), 50% of Haldor Topsøe AS (euro 64 million), 50% of Unimar Llc (euro 63 million) and 49% of Acam Gas SpA (euro 45 million).
Accounts receivable financing and securities related to operations (euro 626 million) were made up primarily of loans made by Eni’s financing subsidiaries to certain affiliates in relation to capital expenditure projects made on behalf of Eni’s subsidiaries operating in particular in the Exploration & Production segments (euro 429 million) and Gas & Power (euro 112 million).

Net working capital

(million euro)	31 Dec. 2005	30 Jun. 2006	Change

Inventories	3,563	4,387	824
Trade accounts receivable	14,101	13,359	(742)
Trade accounts payable	(8,170)	(8,747)	(577)
Taxes payable and reserve for net deferred income tax liabilities	(4,857)	(6,320)	(1,463)
Reserve for contingencies	(7,679)	(7,640)	39
Other operating assets and liabilities (1)	(526)	(462)	64
	(3,568)	(5,423)	(1,855)

(1)	Include operating financing receivables and securities related to operations for euro 215 million (euro 492 million at 31 December 2005) and securities covering technical reserves of Padana Assicurazioni SpA for euro 550 million (euro 453 million at 31 December 2005).

Inventories increased by euro 824 million due mainly to the impact of increased international oil and refined products prices on the evaluation of inventories according to the weighted-average cost method of inventory accounting.
Trade accounts receivable decreased by euro 742 million due mainly to seasonality factors in particular in the Gas & Power and Refining & Marketing segments.
Trade accounts payable increased by euro 577 million due mainly to the impact of increased oil and refined products prices in dollar.
Tax liabilities and the reserve for net deferred income tax liabilities increased by euro 1,463 million reflecting primarily	the recording of income taxes for the period and the fact that excise taxes on oil products sold in Italy the first 15 days of December are paid in the same month, instead of being paid in the following month as in the rest of the year. These increases were partly offset by the payment of the balance of income taxes due for fiscal year 2005 by Eni’s subsidiaries incorporated in Italy.
The reserve for contingencies (euro 7,640 million) included the site restoration and abandonment reserve of euro 2,709 million (euro 2,648 million at 31 December 2005), the environmental risk reserve of euro 1,975 million (euro 2,103 million at 31 December 2005), the loss adjustment and actuarial reserve for Padana

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

Assicurazioni SpA of euro 645 million (euro 707 million at 31 December 2005), the reserve for contract penalties and legal matters of euro 549 million (euro 534 million at 31 December 2005), the reserve for the revision of selling prices for certain supply contracts of euro 444 million (euro 321 million at 31 December 2005), the reserve for fiscal disputes of euro 223 million (euro 309 million at 31 December 2005), the reserve for divestments and restructuring of euro 199 million (euro 195 million at 31 December 2005), the reserve for OIL insurance of euro 127 million (euro 127 million at 31 December 2005), the reserve for the use of strategic gas of euro 114 million and	the reserve for losses related to investments of euro 80 million (euro 85 million at 31 December 2005).

Net equity
Net equity at 30 June 2006 (euro 39,863 million) increased by euro 646 million from 31 December 2005, due essentially to net profit before minority interest (euro 5,613 million) whose effects were offset in part by the payment of dividends for 2005, the purchase of own shares and currency translation effects (approximately euro 900 million).

Net borrowings

(million euro)	31 Dec. 2005	30 Jun. 2006	Change

Debts and bonds	12,998	11,560	(1,438)
Cash and cash equivalents	(1,333)	(4,478)	(3,145)
Securities not related to operations	(931)	(419)	512
Non-operating financing receivables	(259)	(269)	(10)
	10,475	6,394	(4,081)

Net borrowings as at 30 June 2006 were euro 6,394 million, representing a decrease of euro 4,081 million from 31 December 2005.
Debts and bonds amounted to euro 11,560 million, of which euro 4,147 million were short-term (including the portion of long-term debt due within twelve months for euro 424 million) and euro 7,413 million were long-term.
Bonds outstanding at 30 June 2006 amounted to euro 5,092 million (including accrued interest and discount). Bonds maturing in the next 18 months amounted to euro 743 million (including accrued interest and discount). Bonds issued in the first half of 2006 amounted to euro 215 million (including accrued interest and discount).	At 30 June 2006, the ratio of net borrowings to shareholders’ equity including minority interests was 0.16, compared with 0.27 at 31 December 2005.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

Summarized Group cash flow statement and change in net borrowings

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It allows to create a link between changes in cash and cash equivalents (deriving from the statutory cash flows statement) occurred from the beginning of period to the end of period and changes in net borrowings (deriving from the summarized cash flow statement) occurred from the beginning of period to the end of period.
The measure enabling to make such a link is represented by “free cash flow” which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes	in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange differences.

Summarized Group cash flow statement (1)

(million euro)	First half
2005	2006	Change

Net profit before minority interest	4,576	5,613	1,037
Adjustments to reconcile to cash generated from operating income before changes in working capital:
- amortization and depreciation and other non monetary items	2,488	2,575	87
- net gains on the disposal of assets	(19)	(60)	(41)
- dividends, interest, taxes, extraordinary income (expense)	3,893	5,583	1,690
Cash generated from operating income before changes in working capital	10,938	13,711	2,773
Changes in working capital related to operations	360	1,004	644
Dividends received, taxes paid, interest (paid) received	(2,685)	(4,047)	(1,362)
Net cash provided by operating activities	8,613	10,668	2,055
Capital expenditure	(3,206)	(3,054)	152
Investments	(48)	(57)	(9)
Disposals	273	104	(169)
Other cash flow related to capital expenditure, investments and disposals	(24)	80	104
Free cash flow	5,608	7,741	2,133
Borrowings (repayment) of debt related to financing activities	85	466	381
Changes in short and long-term financial debt	(1,578)	(1,143)	435
Dividends paid and changes in minority interests and reserves	(3,829)	(3,778)	51
Effect of changes in consolidation and exchange differences	40	(141)	(181)
NET CASH FLOW FOR THE PERIOD	326	3,145	2,819

(million euro)	First half
2005	2006	Change

Change in net borrowings
Free cash flow	5,608	7,741	2,133
Net borrowings of acquired companies
Net borrowings of divested companies	21	1	(20)
Exchange differences on net borrowings and other changes	(768)	117	885
Dividends paid and changes in minority interests and reserves	(3,829)	(3,778)	51
CHANGE IN NET BORROWINGS	1,032	4,081	3,049

(1)	For a reconciliation to the statutory group cash flow statement see paragraph “Reconciliation of summarized group balance sheet and statement of cash flows to statutory schemes”, page 45.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

Cash generated by operating activities came in at euro 10,668 million also benefiting from seasonality factors and cash from divestments (euro 105 million, including net borrowings transferred) and was partly offset by: (i) financial requirements for capital expenditure and investments for euro 3,111 million; (ii) dividend payments for fiscal year 2005 amounting to euro 2,619 million, of which euro 2,401 million pertaining to the payment of the balance of the dividend for fiscal	year 2005 by the parent company Eni SpA; and (iii) the repurchase of own shares for euro 978 million by Eni SpA and for euro 191 million by Snam Rete Gas SpA and Saipem SpA.
Contributing to the reduction of euro 4,081 million in net borrowings were also currency translation effects (approximately euro 400 million).

Capital expenditure

(million euro)	First half
2005	2005	2006	Change	% Ch.

4,964	Exploration & Production	2,220	2,114	(106)	(4.8)
1,152	Gas & Power	521	410	(111)	(21.3)
656	Refining & Marketing	216	232	16	7.4
112	Petrochemicals	52	34	(18)	(34.6)
349	Oilfield Services Construction and Engineering	137	224	87	63.5
69	Other activities	8	14	6	75.0
112	Corporate and financial companies	52	26	(26)	(50.0)
7,414	Capital expenditure (1)	3,206	3,054	(152)	(4.7)

(1)	Does not include R&D costs the effects of which are limited to one year amounting to euro 94 million and euro 99 million in the first half of 2005 and in the first half of 2006, respectively.

In the first half of 2006 capital expenditure amounted to euro 3,054 million, of which 90% related to the Exploration & Production, Gas & Power and Refining & Marketing segments and concerned mainly: (i) development of oil and gas fields (euro 1,711 million) in particular Kazakhstan, Angola, Italy and Egypt and exploration activities (euro 378 million) in particular Egypt, Nigeria, Italy and the United States; (ii) development and maintenance of Eni’s natural gas transmission and distribution network in Italy (euro 270 million); (iii) the continuation of the construction of combined cycle power plants (euro 78 million); (iv) refining and logistics in Italy for improving flexibility and yields of refineries, among which the construction of a new hydrocracking and a new deasphalting unit at the Sannazzaro refinery and the upgrade of the refined product distribution network in Italy and the rest of Europe (euro 232 million); (v) the Oilfield Service Construction and Engineering segment (euro 224 million) for the construction of a new FPSO unit and maintenance and upgrading of equipment.

Disposals (euro 105 million) concerned mainly the sale of mineral assets as well as minor investments and fixed assets.	Dividends paid and changes in minority interests and reserves (euro 3,778 million) related mainly to dividend distribution for fiscal year 2005 of euro 2,619 million, of which euro 2,401 million carried out by Eni SpA as payment of the balance of dividend for 2005, the payment of dividends by Snam Rete Gas SpA (euro 161 million), Saipem SpA (euro 46 million) and other consolidated subsidiaries (euro 11 million) and the repurchase of own share (euro 1,169 million, of which euro 978 million carried out by Eni SpA).

From 1 January to 30 June 2006 a total of 41.97 million own shares were purchased at a cost of euro 978 million (on average euro 23.294 per share). From the beginning of the share buy-back plan (1 September 2000), Eni purchased 324 million of its own shares, equal to 8.09% of its share capital, for a total expense of euro 5,249 million (on average euro 16.210 per share).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

Reconciliation of summarized group balance sheet and statement of cash flows to statutory schemes

Summarized group balance sheet
(million euro)

31 Dec. 2005	30 Jun. 2006

(where not expressly indicated, the item derives directly from the statutory scheme)	Notes to statutory Financial Statements	Partial amounts from statutory scheme	Amounts of the summarized group scheme	Partial amounts from statutory scheme	Amounts of the summarized group scheme

Fixed assets
Property, plant and equipment, net			45,013		43,051
Other assets					654
Compulsory stock			2,194		1,866
Intangible assets, net			3,194		3,172
Investments accounted for with the equity method and other investments			4,311		4,267
Accounts receivable financing and securities related to operations	(see Note 12 "Other financial assets")		775		626
Net accounts payable in relation to capital expenditure, made up of:			(1,196)		(916)
- accounts receivable related to divestments	(see Note 3 "Trade and other receivables")	60		76
- accounts receivable related to divestments	(see Note 14 "Other non current assets")	39		35
- accounts payable related to capital expenditure	(see Note 16 "Trade and other payables")	(698)		(1,007)
- accounts payable related to capital expenditure	(see Note 23 "Other liabilities" non current)	(597)		(20)
Total fixed assets			54,291		52,720
Working capital, net
Inventories			3,563		4,387
Trade accounts receivable	(see Note 3 "Trade and other receivables")		14,101		13,359
Trade accounts payable	(see Note 16 "Trade and other payables")		(8,170)		(8,747)
Taxes payable and reserve for net deferred income tax liabilities, made up of:			(4,857)		(6,320)
- income tax payables		(3,430)		(3,996)
- deferred tax liabilities		(4,890)		(5,464)
- income tax receivables		697		473
- deferred tax assets		1,861		1,801
- other tax receivables	(see Note 14 "Other non current assets")	905		866
Reserve for contingencies			(7,679)		(7,640)
Other operating assets (liabilities), made up of:			(526)		(462)
- securities related to operations	(see Note 2 "Other financial assets for trading or available for sale")	465		553
- accounts receivable financing related to operations	(see Note 3 "Trade and other receivables")	480		212
- other receivables	(see Note 3 "Trade and other receivables")	3,249		3,486
- other (current) assets		369		564
- other receivables and other assets	(see Note 14 "Other non current assets")	51		29
- advances, other payables	(see Note 16 "Trade and other payables")	(4,227)		(4,554)
- other (current) liabilities		(613)		(395)
- other payables and other liabilities	(see Note 23 "Other liabilities" non current)	(300)		(357)
Total working capital, net			(3,568)		(5,423)
Employee termination indemnities and other benefits			(1,031)		(1,040)
CAPITAL EMPLOYED, NET			49,692		46,257

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

continued Summarized group balance sheet
(million euro)

31 Dec. 2005	30 Jun. 2006

(where not expressly indicated, the item derives directly from the statutory scheme)	Notes to statutory Financial Statements	Partial amounts from statutory scheme	Amounts of the summarized group scheme	Partial amounts from statutory scheme	Amounts of the summarized group scheme

CAPITAL EMPLOYED, NET			49,692		46,257
Shareholders’ equity including minority interests			39,217		39,863
Net borrowings
- long-term debt		7,653		7,413
- current portion of long-term debt		733		424
- current financial liabilities		4,612		3,723
less:
- cash and cash equivalents		(1,333)		(4,478)
- other financial assets for trading or available for sale	(see Note 2 "Other financial assets for trading or available for sale")	(903)		(392)
- accounts receivable financing not related to operations	(see Note 3 "Trade and other receivables")	(12)		(25)
Securities and accounts receivable financing not related to operations	(see Note 12 "Other financial assets")	(275)		(271)
Total net borrowings (1)			10,475		6,394
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			49,692		46,257

(1)	For details on net borrowings see also Note 19.

Summarized group statement of cash flows
(million euro)

First half 2005	First half 2006

Items of summarized group cash flow statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized group scheme	Partial amounts from statutory scheme	Amounts of the summarized group scheme

Net profit		4,576		5,613
Adjustments to reconcile to cash generated from operating income before changes in working capital:
- amortization and depreciation and other non monetary items		2,488		2,575
. amortization and depreciation	2,471		2,846
. writedowns (revaluations) net	(233)		(305)
. net change in the reserve for contingencies	249		38
. net change in the reserve for employee benefit	1		(4)
- gain on disposal of assets		(19)		(60)
- dividends, interest, taxes, extraordinary income (expense)		3,893		5,583
. dividend income	(17)		(57)
. interest income	(101)		(164)
. interest expense	279		298
. exchange differences	(58)		(41)
. current and deferred income taxes of the period	3,790		5,547
Cash generated from operating income before changes in working capital		10,938		13,711
Changes in working capital related to operations:		360		1,004
- inventories	(631)		(493)
- trade and other accounts receivable	(433)		1,109
- other assets	166		(206)
- trade and other accounts payable	909		748
- other liabilities	349		(154)
Dividends received, taxes paid, interest (paid) received:		(2,685)		(4,047)
- dividends received	227		283
- interest received	90		157
- interest paid	(309)		(86)
- income taxes paid	(2,693)		(4,401)
Net cash provided by operating activities		8,613		10,668

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

continued Summarized group statement of cash flows
(million euro)

First half 2005	First half 2006

Items of summarized group cash flow statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized group scheme	Partial amounts from statutory scheme	Amounts of the summarized group scheme

Net cash provided by operating activities		8,613		10,668
Capital expenditure:		(3,206)		(3,054)
- intangible assets	(267)		(466)
- tangible assets	(2,939)		(2,588)
Investments:		(48)		(57)
- consolidated subsidiaries and businesses			(45)
- investments	(48)		(12)
Disposals:		273		104
- intangible assets	4		5
- tangible assets	18		70
- consolidated subsidiaries and businesses	101		5
- investments	150		7
- reclassified from purchase of minorities of consolidated subsidiaries net			17
Other cash flow related to capital expenditure, investments and disposals:		(24)		80
- securities	(196)		(281)
- financing receivables	(595)		(305)
- change in accounts payable and receivable in relation to investment and capitalized depreciation	(72)		(179)
- reclassification: purchase of securities and financing receivables non related to operations	16		16
- sale of securities	202		606
- sale of financing receivables	741		728
- change in accounts receivable in relation to disposals	(19)		(23)
- reclassification: sale of securities and financing receivables non related to operations	(101)		(482)
Free cash flow		5,608		7,741
Borrowings (repayment) of debt related to financing activities:		85		466
- reclassification: purchase of securities and financing receivables non related to operations	(16)		(16)
- reclassification: sale of securities and financing receivables non related to operations	101		482
Changes in short and long-term financial debt:		(1,578)		(1,143)
- proceeds from long-term debt	659		2,603
- payments of long-term debt	(873)		(2,825)
- reduction of short-term debt	(1,364)		(921)
Dividends paid and changes in minority interests and reserves:		(3,829)		(3,778)
- capital contributions/payments by/to minority shareholders	29
- sale (purchase) of minorities of consolidated including repurchase of own shares by consolidated subsidiaries	(18)		(198)
- dividends to shareholders	(3,622)		(2,620)
- shares repurchased, net	(218)		(960)
Effect of changes in consolidation and exchange differences:		40		(141)
- effect of changes in consolidation	(19)		(1)
- effect of exchange differences	59		(140)
Net cash flow for the period		326		3,145

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / FINANCIAL REVIEW

Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity

(million euro)

Net profit	Shareholders’ equity

First half 2005	First half 2006	31 Dec. 2005	30 Jun. 2006

As recorded in Eni SpA’s Financial Statements	4,117	5,455	26,872	28,973
Difference between the equity value of individual accounts of consolidated subsidiaries with respect to the corresponding book value in consolidated accounts	145	115	13,701	13,287
Consolidation adjustments:
- difference between purchase cost and underlying book value of net equity	(22)	(1)	1,902	1,038
- elimination of tax adjustments and compliance with group accounting policies	661	287	(1,528)	(2,021)
- elimination of unrealized intercompany profits	(14)	(98)	(2,677)	(2,774)
- deferred taxation	(270)	(201)	849	1,178
- other adjustments	(41)	56	98	182
	4,576	5,613	39,217	39,863
Minority interest	(233)	(338)	(2,349)	(2,031)
As recorded in Consolidated Financial Statements	4,343	5,275	36,868	37,832

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OTHER INFORMATION

Other information

Law on the protection of savings

In order to adjust Eni SpA’s By-laws to the requirements of Legislative Decree No. 58 of 24 February 1998, as amended by Law No. 262 of 28 February 2005 (so called Law on the protection of savings) Eni’s Shareholders’ Meeting of 25 May 2005 approved the following changes to:

Article 13.1
  so that the Shareholders that, severally or jointly, represent at least one fortieth of Eni share capital, may ask, within five days as of the date of publication of the Shareholders’ Meeting notice, to add other items in the agenda. The request shall contain the matters to be proposed to the Shareholders’ Meeting;

Article 17.3

  so that each candidate to the office of director attest that he possesses the requirements, honorability and independence requirements required by the norms in force;
  at least three Board members shall have the independence requirement and that independent Board members participate, under the terms determined by the Board and in accordance with codes of conduct approved by companies managing regulated markets recognized by Eni, to any committee of the Board where they will perform consultative and suggestive functions on specified matters;
Article 24.1
  so that the appointment of General Managers be subject to the previous ascertainment by the Board of their honorability;
  on proposal of the Chief Executive Officer and in agreement with the Chairman, the Board appoints the Manager responsible for the preparation of financial reporting. The appointment is subject to the favorable opinion of the Board of Statutory Auditors;

Article 28.2

  so that the Chairman of the Board of Statutory Auditors is chosen from the auditors elected from minority lists;

Article 28.4

  so that at least two effective Auditors are empowered to convene the Shareholders' Meetings and at least one effective Auditor is empowered to convene Board meetings.

The Shareholders’ Meeting on the same date also amended Article 13.1 of the By-laws in order to allow that the publication of the notice calling the Shareholders’ Meeting be published, in addition to the Official Gazette also on the Sole 24 Ore newspaper and other newspapers with wide circulation.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OTHER INFORMATION

Activities of Board Committees

Activities of the Internal Control Committee
The Internal Control Committee holds functions of supervision, counsel and proposal in the area of monitoring general management issues. Its members are Marco Reboa (Chairman), Alberto Clô, Renzo Costi, Marco Pinto and Pierluigi Scibetta.
In the course of the first half of 2006 the Internal Control Committee convened 8 times and has accomplished the following: (i) reviewed the audit program prepared by Eni’s internal audit functions; (ii) reviewed and evaluated results of Eni’s internal auditing procedures; (iii) monitored the actions taken and their effects aimed at eliminating the defaults shown by Eni’s internal audit reports; (iv) examined the general lines of the regulations concerning confidential or anonymous information received by Eni, issued also in line with the Sarbanes-Oxley Act; (v) examined the report presented by the Watch Structure; (vi) met with top level representatives of administrative functions in the main subsidiaries, chairmen of boards of statutory auditors and partners responsible for external audit companies to examine the essential features of 2005 financial statements presenting suggestions on an improvement of the information provided; (vii) examined the issue of reserves of hydrocarbons and their booking criteria, also in terms of accounting recording; (viii) examined the reports prepared in accordance with audit document No. 260 concerning the communication of facts and events on auditing activities to those responsible for governance; (ix) examined the “Recommendations on internal accounting control systems” issued by Eni’s external auditors for the financial statements of fiscal year 2004.

Activities of the Compensation Committee
The Compensation Committee, is entrusted with proposing tasks with respect to the Board relating to the compensation of the Chairman and CEO as well as of the Board Committees members; examining the indications of the CEO and presenting proposals on: (i) equity based incentive plans; (ii) criteria for the compensation of top managers of the Group; (iii) objectives and results evaluation of performance and incentive plans. Its members are Mario Resca (Chairman), Renzo Costi, Marco Pinto and Pierluigi Scibetta.
In the course of the first half of 2006, the Compensation Committee met 5 times and accomplished the following: (i) examined the functions	and tasks of the Committee as defined by the Regulation approved by the Board of Directors in June 2005, in the light of recent domestic and international pronouncements on corporate governance and confirmed its substantial compliance with them; (ii) reviewed the objectives of the 2006 Group Incentive Plan and the performance of 2005; (iii) examined the revision of long term incentive systems and drafted a proposal based on which the Board of Directors approved Eni’s 2006-2008 Stock Option Plan and requested the Shareholders’ Meeting to authorize it to use treasury shares for servicing stock option and stock grant plans for 2005 (see “Stock compensation” below); (iv) examined the issue of insurance coverage for directors and auditors, in analogy with insurance coverage of Eni managers and submitted to the Shareholders’ Meeting a proposal of extension of such insurance to the members of the Board of Directors; (v) submitted to the Board of Directors a proposal on the variable compensation of Eni’s Chairman and CEO based on 2005 results; (vi) examined the benchmarks for top management remuneration and reviewed the criteria of the remuneration policy for Group managers, as well as the stock option and stock grant plans in order to draft a proposal to submit to the Board of Directors.

Activities of the International Oil Committee
The International Oil Committee is entrusted with the monitoring of trends in oil markets and the study of their aspects. Its members are Alberto Clô (Chairman), Dario Fruscio, Marco Reboa and Paolo Scaroni.
In the first half of 2006 the International Oil Committee met to examine the structure and dynamics of oil and gas markets on which to base the energy scenarios for Eni’s strategic plan. It also analyzed some relevant issues in the medium and long term that will characterize the preparation of Eni’s master plan, a key tool for the formulation of strategies, that will be the object of future meetings.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OTHER INFORMATION

Transactions with related parties

The transactions entered into by Eni and identified by IAS 24 concern mainly the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates as well as other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.
Twice a year directors, general managers and managers with strategic responsibilities declare any transaction they enter with Eni SpA or its subsidiaries, even through other persons or persons related to them as per IAS 24.
Amounts and types of trade and financial transactions with related parties are described in the Notes to the Financial Statements (Note No. 33).	Incentive plan for Eni managers with Eni stock

Eni’s Shareholders’ Meeting of 25 May 2006 approved the 2006-2008 Stock Option Plan and authorized the Board of Directors to use up to a maximum of 30,000,000 treasury shares for this plan and conferred to the Board the power to draft annual assignation plans and relevant regulations.
In 2006 no stock grant plan is foreseen.

Stock grants
In Eni’s 2005 Annual Report the features of the stock grant plan are described. The following are information as of 5 September 2006 on outstanding and expired grants.

Year	No. managers	No. shares

2003	816	1,206,000
2004	779	1,035,600
2005	872	1,303,400
		3,545,000
At 5 September 2006
Shares granted		(1,592,000)
Rights cancelled		(32,100)
Rights outstanding		1,920,900
of which:
- expiring in 2006		2,500
- expiring in 2007		821,100
- expiring in 2008		1,097,300

Stock options
In Eni’s 2005 Annual Report the features of the 2002-2004 and 2005 stock option plans are described. Options provide grantees with the right to purchase Eni shares in a 1 to 1 ratio after three years from the date of the grant.
Eni’s Board of Directors with a decision of 27 July 2006, based on the authorization of Eni’s Shareholders’ Meeting, approved the 2006-2008 Stock Option Plan which provides for the assignation of up to a maximum of 9,000,000 rights for the purchase of a corresponding number of treasury shares. Options can be exercised in	a percentage ranging from 0 to 100% depending on the performance of Eni shares measured in terms of total shareholder return (TSR) as compared to that recorded by a panel of six major international oil companies in fiscal years 2006, 2007 and 2008.
The following are information as of 5 September 2006 on options assigned, exercise price, options exercised and options cancelled in the 2002-2006 period.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OTHER INFORMATION

Year	No. managers	Exercise price (euro)	No. shares

2002	314	15.216 (1)	3,518,500
2003	376	13.743 (2)	4,703,000
2004	381	16.576 (1)	3,993,500
2005	388	22.512 (3)	4,818,500
2006	332	23.107 (3)	6,911,000
			23,944,500
At 5 September 2006
Options exercised
2002			(3,031,400)
2003			(1,399,150)
2004			(707,000)
2005			(430,000)
2006			-
			(5,567,550)
Options cancelled
2002			(79,500)
2003			(109,500)
2004			(72,000)
2005			(58,500)
2006			-
			(319,500)
Options outstanding
2002			407,600
2003			3,194,350
2004			3,214,500
2005			4,330,000
2006			6,911,000
			18,057,450

(1)	Arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the assignment.
(2)	Average cost of the treasury shares as of the day prior to the assignment (strike price) higher than the average mentioned in note 1.
(3)	Weighted-average of arithmetic averages of official prices recorded on the Mercato Telematico Azionario in the month preceding the assignment.

Court inquiries

As concerns the inquiry of the Milan Public Prosecutor on contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower and the inquiry of the Rome Public Prosecutor on Eni’s relations with two oil product trading companies, no relevant developments are to be reported in addition to what stated in Eni’s 2005 Annual Report.	TSKJ Consortium - Investigations of SEC and other Authorities

As concerns the inquiries of the U.S. Securities and Exchange Commission (SEC) and other authorities on the TSKJ consortium (Eni’s interest 25%) in relation to the construction of natural gas liquefaction facilities at Bonny Island in Nigeria, no, no relevant developments are to be reported in addition to what stated in Eni’s 2005 Annual Report.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / OTHER INFORMATION

Subsequent events

Relevant subsequent events concerning operations are found in the operating review.

Outlook for 2006
Eni reaffirms its 2006 outlook, with key business trends for the year as follows:
  production of liquids and natural gas is forecasted to continue growing from 2005 (1.74 mmboe/d). Increases will be achieved outside Italy mainly in Libya, Angola, Egypt, Nigeria and Norway due to the achievement of full production in fields started-up in 2005 and to new startups in 2006. These positives will be partly offset by natural field declines and also by: (i) lower production in Venezuela after the unilateral cancellation of the service contract for the Dación oil field on part of the Venezuelan State oil company PDVSA effective on 1 April 2006; (ii) outages and disruptions in Nigeria due to social unrest; (iii) residual hurricane impacts on production in the Gulf of Mexico; and (iv) operational issues at certain facilities in Italy, Norway and Kazakhstan. Despite the adverse impact of the unforeseen events in Venezuela and Nigeria, production growth rate for the year is expected to be 3% assuming a Brent crude oil price of approximately $55 per barrel in the market scenario for 2006;
  sales volumes of natural gas in Europe are forecasted to increase over 5% from 2005 levels (approximately 94 bcm) with major increases expected in volumes sold in the rest of Europe in particular in Germany, Austria, Iberian Peninsula, Turkey and France;
  sold production of electricity is expected to increase over 9% from 2005 levels (22.77 TWh) due to the continuing ramp-up of new production capacity at the Brindisi and Mantova sites partially offset by lower production at the Ravenna and Ferrera Erbognone plants due to planned maintenance;

  refining throughputs on Eni’s account are expected to decline slightly from 2005, due mainly to planned maintenance at the Sannazzaro and Livorno refineries counterbalanced by higher throughputs expected at the Gela and Venice refineries. Eni’s refineries are expected to run at full capacity;
  retail sales of refined products on the Agip branded network in Italy are expected to remain stable. In the rest of Europe an upward trend of sales is expected to continue; in particular higher sales are expected in Spain, France and Central Eastern Europe also due to construction/acquisition of service stations.

In 2006, capital expenditure is expected to amount euro 9.1 billion, representing a 23% increase from 2005. Approximately 90% of capital expenditure is planned in Eni’s Exploration & Production, Gas & Power and Refining & Marketing divisions. Main increases are expected in exploration projects, the development of oil and natural gas reserves, upgrading of refineries and upgrading of natural gas transport and import infrastructure. Also the Oilfield Services Construction and Engineering segment is expected to increase capital expenditure by approximately 82% due to the construction of a new FPSO unit and upgrading of the fleet and logistic centers.
Lower capital expenditure as compared to the outlook of the first quarter 2006 (euro 9.7 billion) is due mainly to currency translation effects pertaining to a different assumption of expected trends in the euro/dollar exchange rate.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / GLOSSARY

Glossary

The glossary of terms used in operations can be consulted on Eni’s website www.eni.it.
Follow some of the most frequently used terms.

FINANCIAL TERMS

Cash flow per share Ratio of the net cash flow generated from operations in the period or fraction of period and the weighted average number of Eni ordinary shares outstanding in the period or fraction of period, excluding treasury shares.

Earnings per share Ratio of consolidated profit pertaining to Eni in the period or fraction of period and the weighted average number of Eni ordinary shares outstanding in the period or fraction of period, excluding treasury shares.

Leverage It is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

ROACE Return On Average Capital Employed, is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

TSR (Total Shareholder Return) Measures the total return of a share calculated on a yearly basis, keeping account of changes in prices (beginning and end of year) and dividends distributed and reinvested at the ex dividend date.

OIL AND NATURAL GAS ACTIVITIES

Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

Boe Barrel of Oil Equivalent It is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a coefficient equal to 0.00615.

Concession contracts Contracts currently applied mainly in Western countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

Deep waters Waters deeper than 200 meters.

Development Drilling and other post-exploration activities aimed at the production of oil and gas.

Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return to their original shape, to a certain degree, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubbers (SBR),

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / GLOSSARY

ethylene-propylene rubbers (EPR), thermoplastic rubbers (TPR) and nitrylic rubbers (NBR).

Enhanced recovery Techniques used to increase or stretch over time the production of wells.

EPC (Engineering, Procurement, Commissioning) a contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined “turnkey” when the plant is supplied for start-up.

EPIC (Engineering, Procurement, Installation Commissioning) a contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

FPSO vessel Floating, Production, Storage and Offloading system made up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking by means of risers from the seabed the underwater wellheads to the treatment, storage and offloading systems onboard.

Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Mineral Potential (“Potentially recoverable hydrocarbon volumes”) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.

Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.

Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.

Network Code A Code containing norms and regulations for access to, management and operation of natural gas pipelines.

Offshore/Onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

Over/Under lifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary Over/Under lifting situations.

Possible reserves Amounts of hydrocarbons that have a lower degree of certainty than probable reserves and are estimated with lower certainty, for which it is not possible to foresee production.

Probable reserves Amounts of hydrocarbons that are probably, but not certainly, expected to be extracted. They are estimated based on known geological conditions, similar characteristics of rock deposits and the interpretation of geophysical data. Further uncertainty elements may concern: (i) the extension or other features of the field; (ii) economic viability of extraction based on the terms of the development project; (iii) existence and adequacy of transmission infrastructure and/or markets; (iv) the regulatory framework.

Production Sharing Agreement Contract in use in non OECD area countries, regulating relationships between State and oil companies with regards to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / GLOSSARY

who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: “cost oil” is used to recover costs borne by the contractor, “profit oil” is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one country to the other.

Proved reserves Proved reserves are estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which are expected to be retrieved from deposits and used commercially, at the economic and technical conditions applicable at the time of the estimate and according to current legislation. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. On these amounts the company has already defined a clear development expenditure program which is expression of the company’s determination.

Recoverable reserves Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

Reserve replacement ratio Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of property or upstream assets, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices.

Ship-or-pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

Take-or-pay Clause included in natural gas transportation contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. Do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

Contents

Consolidated accounts for the first half of 2006

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / ACCOUNTS

Balance sheet

(million euro)	Note	31.12.2005	30.06.2006

ASSETS
Current assets
Cash and cash equivalent	1	1,333	4,478
Other financial assets for trading or available for sale	2	1,368	945
Trade and other receivables	3	17,902	17,158
Inventories	4	3,563	4,387
Income tax receivables	5	697	473
Other current assets	6	369	564
Total current assets		25,232	28,005
Non-current assets
Property, plant and equipment	7	45,013	43,051
Other tangible assets	8		654
Inventories - compulsory stock	9	2,194	1,866
Intangible assets	10	3,194	3,172
Investments accounted for using the equity method	10	3,890	3,886
Other investments	11	421	381
Other financial assets	12	1,050	897
Deferred tax assets	13	1,861	1,801
Other non-current assets	14	995	930
Total non-current assets		58,618	56,638
TOTAL ASSETS		83,850	84,643
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current financial liabilities	15	4,612	3,723
Current portion of long-term debt	19	733	424
Trade and other payables	16	13,095	14,308
Taxes payable	17	3,430	3,996
Other current liabilities	18	613	395
Total current liabilities		22,483	22,846
Non-current liabilities
Long-term debt	19	7,653	7,413
Provisions for contingencies	20	7,679	7,640
Provisions for employee benefits	21	1,031	1,040
Deferred tax liabilities	22	4,890	5,464
Other non-current liabilities	23	897	377
Total non-current liabilities		22,150	21,934
TOTAL LIABILITIES		44,633	44,780
SHAREHOLDERS’ EQUITY	24
Minority interests		2,349	2,031
Eni shareholders’ equity:
Share capital: 4,005,358,876 fully paid shares nominal value euro 1 each (the same amount as of 31 December 2005)		4,005	4,005
Share premium
Other reserves		10,910	8,343
Retained earnings		17,381	25,387
Net profit		8,788	5,275
Treasury shares		(4,216)	(5,178)
Total Eni shareholders’ equity		36,868	37,832
TOTAL SHAREHOLDERS’ EQUITY		39,217	39,863
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		83,850	84,643

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / ACCOUNTS

Profit and loss account

(million euro)	Note	First half 2005	First half 2006

REVENUES	26
Net sales from operations		34,101	44,323
Other income and revenues		317	372
TOTAL REVENUES		34,418	44,695
Operating expenses	27
Purchases, services and other		21,993	29,383
Payroll and related costs		1,634	1,736
Depreciation, amortization and impairments		2,630	3,034
Operating profit		8,161	10,542
Financial income (expense)	28
Financial income		1,625	2,246
Financial expense		(1,833)	(2,095)
		(208)	151
Income (expense) from investments	29
Effects of investments accounted for using the equity method		364	380
Other income (expense) from investments		49	87
		413	467
Profit before income taxes		8,366	11,160
Income taxes	30	(3,790)	(5,547)
Net profit		4,576	5,613
Pertaining to:
- Eni		4,343	5,275
- minority interest	24	233	338
		4,576	5,613
Earnings per share pertaining to Eni (euro per share)	31
- basic		1.15	1.42
- diluted		1.15	1.42

Profit and loss account of the first half of 2005 has been changed following the inclusion in the scope of consolidation of Saipem SpA and its subsidiaries; the reasons of the inclusion in consolidation are described in 2005 Consolidated Financial Statements in the chapter “Effects of the adoption of IFRS - Inclusion of Saipem in consolidation”.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / ACCOUNTS

Statement of changes in shareholders’ equity

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative translation adjustment reserve	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Minority interests	Total shareholders’ equity

Balance at 31 December 2004	4,004	959	5,392	3,965	(687)	(3,229)	14,911		7,059	32,374	3,166	35,540

Changes in accounting principles (IAS 32 and 39)				13			(40)			(27)	12	(15)
Adjusted balance at 1 January 2005	4,004	959	5,392	3,978	(687)	(3,229)	14,871		7,059	32,347	3,178	35,525

Net profit for the first half 2005									4,343	4,343	233	4,576
Net income (expense) recognized directly in equity
Variation of the fair value of financial assets for trading				3						3		3
Exchange differences from translation of Financial Statements denominated in currencies other than euro					1,234					1,234	14	1,248
				3	1,234					1,237	14	1,251
Total (expense) income for the period				3	1,234				4,343	5,580	247	5,827
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.90 per share)									(3,384)	(3,384)		(3,384)
Dividend distribution of other companies											(238)	(238)
Allocation of 2004 net profit				1,300			2,375		(3,675)
Shares repurchased						(228)				(228)		(228)
Treasury shares sold under incentive plans for Eni managers			(10)	10		10				10		10
			(10)	1,310		(218)	2,375		(7,059)	(3,602)	(238)	(3,840)
Other changes in shareholders’ equity
Sale to third parties of consolidated companies											(40)	(40)
Exchange differences arising on the distribution of dividends and other changes					131		143			274	(35)	239
					131		143			274	(75)	199
Balance at 30 June 2005	4,004	959	5,382	5,291	678	(3,447)	17,389		4,343	34,599	3,112	37,711
Net profit for the second half 2005									4,445	4,445	226	4,671
Net income (expense) recognized directly in equity
Variation of the fair value of financial assets for trading				3						3		3
Variation of the fair value of cash flow hedge derivative				16						16		16
Exchange differences from translation of Financial Statements denominated in currencies other than euro					263					263	1	264
				19	263					282	1	283
Total (expense) income for the period				19	263				4,445	4,727	227	4,954
Transactions with shareholders
Interim dividend (euro 0.45 per share)								(1,686)		(1,686)		(1,686)
Dividend distribution of other companies											(980)	(980)
Capital repayment to shareholders
Shares repurchased						(806)				(806)		(806)
Shares issued under stock grant plans	1			(1)
Treasury shares sold under incentive plans for Eni managers			(37)	37		37				37		37
	1		(37)	36		(769)		(1,686)		(2,455)	(980)	(3,435)
Other changes in shareholders’ equity
Cost related to incentive plans for Eni managers				5						5		5
Exchange differences arising on the distribution of dividends and other changes							(8)			(8)	(10)	(18)
				5			(8)			(3)	(10)	(13)
Balance at 31 December 2005 (NOTE 24)	4,005	959	5,345	5,351	941	(4,216)	17,381	(1,686)	8,788	36,868	2,349	39,217

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / ACCOUNTS

Statement of changes in shareholders’ equity (continued)

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative translation adjustment reserve	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Minority interests	Total shareholders’ equity

Balance at 31 December 2005 (NOTE 24)	4,005	959	5,345	5,351	941	(4,216)	17,381	(1,686)	8,788	36,868	2,349	39,217

Net profit for the first half 2006									5,275	5,275	338	5,613
Net income (expense) recognized directly in equity
Variation of the fair value of financial assets for trading (NOTE 2)				(5)						(5)		(5)
Exchange differences from translation of Financial Statements denominated in currencies other than euro					(902)					(902)	(26)	(928)
				(5)	(902)					(907)	(26)	(933)
Total (expense) income for the period				(5)	(902)				5,275	4,368	312	4,680
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.65 per share in settlement of 2005 interim dividend of euro 0.45 per share) (NOTE 24)								1,686	(4,086)	(2,400)		(2,400)
Dividend distribution of other companies											(220)	(220)
Allocation of 2005 net profit							4,702		(4,702)
Authorization to shares repurchase			2,000				(2,000)
Shares repurchased (NOTE 24)						(978)				(978)		(978)
Treasury shares sold under incentive plans for Eni managers			(18)	11		18	7			18		18
			1,982	11		(960)	2,709	1,686	(8,788)	(3,360)	(220)	(3,580)
Other changes in shareholders’ equity
Sale of consolidated companies											(36)	(36)
Sale to Saipem Projects SpA of Snamprogetti SpA							247			247	(247)
Reclassification of distributable reserves of Eni SpA				(5,219)			5,219
Other changes			2	(5)		(2)	5
Cost of incentive plans for Eni managers							6			6		6
Exchange differences arising on the distribution of dividends and other changes					(117)		(180)			(297)	(127)	(424)
			2	(5,224)	(117)	(2)	5,297			(44)	(410)	(454)
Balance at 30 June 2006 (NOTE 24)	4,005	959	7,329	133	(78)	(5,178)	25,387		5,275	37,832	2,031	39,863

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / ACCOUNTS

Statements of cash flows

(million euro)	First half 2005	First half 2006

Cash flow from operating activities
Net profit		4,576	5,613
Depreciation and amortization	(NOTE 27)	2,471	2,846
Writedowns (revaluations), net		(233)	(305)
Net change in provisions for contingencies		249	38
Net change in the provisions for employee benefits		1	(4)
Gain on disposal of assets, net		(19)	(60)
Dividend income	(NOTE 29)	(17)	(57)
Interest income		(101)	(164)
Interest expense		279	298
Exchange differences		(58)	(41)
Income taxes	(NOTE 30)	3,790	5,547
Cash generated from operating profit before changes in working capital		10,938	13,711
(Increase) decrease:
- inventories		(631)	(493)
- accounts receivable		(433)	1,109
- other assets		166	(206)
- trade and other accounts payable		909	748
- other liabilities		349	(154)
Cash from operations		11,298	14,715
Dividends received		227	283
Interest received		90	157
Interest paid		(309)	(86)
Income taxes paid		(2,693)	(4,401)
Net cash provided from operating activities		8,613	10,668
Cash flow from investing activities
Investments:
- tangible assets	(NOTE 7)	(2,939)	(2,588)
- intangible assets	(NOTE 10)	(267)	(466)
- consolidated subsidiaries and businesses			(45)
- investments	(NOTE 11)	(48)	(12)
- securities		(196)	(281)
- financing receivables		(595)	(305)
- change in accounts payable and receivable in relation to investments and capitalized depreciation		(72)	(179)
Cash flow from investments		(4,117)	(3,876)
Disposals:
- tangible assets		18	70
- intangible assets		4	5
- consolidated subsidiaries and businesses		101	5
- investments		150	7
- securities		202	606
- financing receivables		741	728
- change in accounts receivable in relation to disposals		(19)	(23)
Cash flow from disposals		1,197	1,398
Net cash used in investing activities (*)		(2,920)	(2,478)

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / ACCOUNTS

(million euro)	First half 2005	First half 2006

Proceeds from long-term debt		659	2,603
Payments of long-term debt		(873)	(2,825)
Additions (Reductions) of short-term debt		(1,364)	(921)
		(1,578)	(1,143)
Net capital contributions/payments by/to minority shareholders		29
Net acquisition of additional interests in subsidiaries		(18)	(181)
Dividends to minority shareholders		(3,622)	(2,620)
Shares repurchased		(218)	(960)
Net cash used in financing activities		(5,407)	(4,904)
Effect of change in consolidation area		(19)	(1)
Effect of exchange differences		59	(140)
Net cash flow for the period		326	3,145
Cash and cash equivalent at beginning of the period	(NOTE 1)	1,003	1,333
Cash and cash equivalent at end of the period	(NOTE 1)	1,329	4,478

(*)	Net cash used in investing activities includes some investments which Eni, due to their nature (i.e. temporary cash investments, securities held purely for investment purposes, etc.) considers as a reduction of net borrowings as defined in the “Financial Review” in the “Report of the Directors”. Cash flow of such investments are as follows:
(million euro)	First half 2005	First half 2006

Financing investments:
- securities	(4)
- financing receivables	(12)	(16)
	(16)	(16)
Disposal of financing investments:
- securities	66	428
- financing receivables	35	54
	101	482
Cash flows from financing activities	85	466

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / ACCOUNTS

SUPPLEMENTAL CASH FLOWS INFORMATION

(million euro)	First half 2005	First half 2006

Effect of investment of consolidated subsidiaries and businesses
Long-term assets		129
Short-term assets		68
Net available funds		53
Short-term and long-term liabilities		(92)
Net effect of investment		158
Sale of unconsolidated subsidiaries		(60)
Purchase price		98
less:
Cash and cash equivalent		(53)
Cash flow on investment		45
Effect of disposal of consolidated subsidiaries and businesses
Long-term assets	158
Short-term assets	89	9
Net borrowings	(11)	(1)
Long-term and short-term liabilities	(89)	(4)
Net effect of disposal	147	4
Gain on disposal	7	1
Minority interest	(43)
Selling price	111	5
less:
Cash and cash equivalent	(10)
Cash flow on disposal	101	5

Transactions that did not produce cash flows
Acquisition of equity investments in exchange of businesses contribution:

(million euro)	First half 2005	First half 2006

Effect of the businesses contribution
Long-term assets	17	213
Short-term assets		23
Net borrowings		(44)
Long-term and short-term liabilities		(53)
Net effect of disposal	17	139
Minority interest		(36)
Gain on disposal		18
Acquisition of equity investments	17	121

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / BASIS OF PRESENTATION - PRINCIPLES OF CONSOLIDATION

Basis of presentation

The consolidated accounts for the first half of Eni has been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission following the procedure contained in Article 6 of the EC Regulation No. 1606/2002 of the European Parliament and Council of 19 July 20021. For hydrocarbon exploration and production, accounting policies followed at an international level have been applied, with particular reference to amortization according to the Unit Of Production method, buy-back contracts and Production Sharing Agreements.
The interim consolidated financial statements have been prepared by applying the cost method except for items that under IFRS must be recognized at fair value as described in the evaluation criteria.
The interim consolidated financial statements include the statutory accounts of Eni SpA and of all Italian and foreign companies in which Eni SpA holds the right to directly or indirectly exercise control, determine financial and management decisions, and obtain economic and financial benefits. Insignificant subsidiaries are not included in the scope of consolidation. A subsidiary is considered insignificant when it does not exceed two of these limits: (i) total assets or liabilities: euro 3,125 thousand; (ii) total revenues: euro 6,250 thousand; (iii) average number of employees: 50 units. Moreover, companies, for which the consolidation does not produce significant economic and financial effects are not included in the scope of consolidation. Such companies generally represent subsidiaries that work on account of other companies as the sole operator in the management of upstream oil contracts; these companies are financed on a proportional basis according to budgets approved, by the companies involved in the project, to which the company periodically reports costs and receipts deriving from the contract. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the obligations arising from the project, are recognized proportionally in the Financial Statements of the companies involved. The effects of these exclusions are not material2.
Subsidiaries excluded from consolidation, joint ventures, affiliated companies and other interests are accounted for as described below under the heading “Financial fixed assets”.
The consolidated accounts for the first half of 2006 underwent a limited review by PricewaterhouseCoopers SpA. A limited review implies significantly less work as compared to a full audit performed according to the regulations governing external audits.
Considering their materiality, amounts are stated in millions of euro.

Principles of consolidation

Interests in companies included in the scope of consolidation
Assets and liabilities, expense and income related to fully consolidated companies are wholly incorporated into the Consolidated Financial Statements; the book value of these interests is eliminated against the corresponding fraction of the shareholders’ equity of the companies owned, attributing to each item of the balance sheet the current value at the date of acquisition of control. Any positive residual difference as regard to the acquisition cost is recognized as “Goodwill”. Negative residual differences are charged against the profit and loss account.
Gains or losses on the sale to third parties of shares in consolidated subsidiaries are recorded in the profit and loss account for the amount corresponding to the difference between proceeds from the sale and the divested portion of net equity sold.
Fractions of shareholders’ equity and of net profit of minority interest are recognized under specific items in the balance sheet. Minority interest is determined based on the current value attributed to assets and liabilities at the date of the acquisition of control, excluding any related goodwill.

__________________

(1)	The report on the first half has been prepared under the IAS 34 “Interim Financial Reporting”; statutory tables are the same adopted in the annual report.
(2)	According to the requirements of the framework of international accounting standards, information is material if its omission or misstatement could influence the economic decisions that users make on the basis of the Financial Statements.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / PRINCIPLES OF CONSOLIDATION - EVALUATION CRITERIA

Inter-company transactions
Income deriving from inter-company transactions unrealized towards third parties is eliminated. Receivables, payables, revenues and costs, guarantees, commitments and risks among consolidated companies are eliminated, as well. Inter-company losses are not eliminated, since they reflect an actual decrease in the value of divested assets.

Foreign currency translation
Financial Statements of consolidated companies denominated in currencies other than the euro are converted into euro applying exchange rates prevailing at the period end to assets and liabilities, the historical exchange rates to equity accounts and the average rates for the period to profit and loss account (source: Ufficio Italiano Cambi).
Exchange rate differences from the conversion deriving from the application of different exchange rates for assets and liabilities, shareholders’ equity and profit and loss account are recognized under the item “Other reserves” within shareholders’ equity for the portion relating to the Group and under the item “Minority interest” for the portion related to minority shareholders. The exchange rate differences reserve is charged to the profit and loss account when the investments are sold or the capital employed is repaid.
Financial Statements of foreign subsidiaries which are translated into euro are denominated in the functional currencies of the country where the enterprise operates.

Evaluation criteria

The most significant evaluation criteria used for the preparation of the consolidated accounts for the first half are shown below.

Current assets
Financial assets held for trading and financial assets available for sale are stated at fair value and the economic effects are charged to the profit and loss account item “Financial Income (Expense)” and under shareholders’ equity within “Other reserves”; in such last case, variations of the fair value recognized under shareholders’ equity are charged to the profit and loss account when it is impaired or realized.
The fair value of financial instruments is represented by market quotations or, in their absence, by the value resulting from the adoption of suitable financial valuation models which take into account all the factors adopted by the market operators and the prices obtained in similar actual transactions in the market.
When the conditions for the purchase or sale of financial assets provide for the settlement of the transaction and the delivery of the assets within a given number of days determined by entities controlling the market or by agreements (e.g. purchase of securities on regulated markets), the transaction is entered at the date of settlement.
Receivables are stated at their amortized cost (see below “Financial fixed assets”).
Transferred financial assets are eliminated when the transaction, together with the cash flows deriving from it, lead to the substantial transfer of all risks and benefits associated to the property.
Inventories, excluding contract work in progress and including compulsory stocks, are stated at the lower of purchase or production cost and market value represented by the proceeds the company expects to collect from the sale of the inventories in the normal course of business.
The cost for inventories of hydrocarbons (crude oil, condensates and natural gas) and petroleum products is determined by applying the weighted-average cost method on a three-month basis; the cost for inventories of the Petrochemical segment is determined by applying the weighted-average cost on an annual basis.
Contract work in progress is recorded on the basis of contractual considerations by reference to the stage of completion of a contract measured on a cost-to-cost basis. Advances are deducted from inventories within the limits of contractual considerations; any excess of such advances over the value of the work performed is recorded as a liability. Losses related to construction contracts are accrued for as soon as the company becomes aware of such losses. Contract work in progress not yet invoiced, whose payment is agreed in a foreign currency, is translated to euro using the current exchange rates at year end and effects are reflected in the profit and loss account.
Hedging instruments are described in the section “Derivative Instruments”.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / EVALUATION CRITERIA

Non-current assets

Property, plant and equipment3
Tangible assets, including investment properties, are recognized using the cost model and stated at their purchase or production cost including ancillary costs which can be directly attributed to them as are required to make the asset ready for use. In addition, when a substantial amount of time is required to make the asset ready for use, the purchase price or production cost includes the financial expenses incurred that would have theoretically been saved had the investment not been made.
In the case of current obligations for the dismantling and removal of assets and the reclamation of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be borne at the moment the asset is retired. Revisions of estimates for these provisions, for the passage of time and for changes in the discount rate are recognized under “Provisions for contingencies”4.
No revaluation is made even in application of specific laws.
Assets carried under financial leasing are recognized at their fair value, net of taxes due from the lessor or, if it is lower, at the amount of future minimum lease payments, and are included within the tangible assets, with a corresponding entry to the financial payable to the lessor, and depreciated using the criteria detailed below. When the renewal is not reasonably certain, assets carried under financial leasing are depreciated over the period of the lease if shorter than the useful life of the asset.
Tangible assets are depreciated systematically over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company. When the tangible asset comprises more than one significant element with different useful lives, the depreciation is carried out for each component. The amount to be depreciated is represented by the book value reduced by the presumable net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even if bought together with a building. Tangible assets held for sales are not depreciated but are valued at the lower of the book value and fair value less costs of disposal.
Assets that can be used free of charge are depreciated on a straight line basis over the shorter of the duration of the concession and the useful life of the asset.
Renewals, improvements and transformations which extend asset lives are capitalized.
The costs for the substitution of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the profit and loss account. Ordinary maintenance and repair costs are expensed when incurred.
When events occur that lead to a presumable reduction in the book value of tangible assets, their recoverability is checked by comparing their book value with the realizable value, represented by the greater of fair value less costs of disposal and replacement cost. In the absence of a binding sales agreement, fair value is estimated on the basis of market values, of recent transactions, or of the best available information that shows the proceeds that the company could reasonably expect to collect from the disposal of asset. Replacement cost is determined by discounting the expected cash flows deriving from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. The discounting is carried out at a rate that takes into account the implicit risk in the sectors where the entity operates. Valuation is carried out for each single asset or, if the realizable value of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, the so called cash generating unit. When the reasons for their impairment cease to exist, Eni records as income an asset revaluation in the profit and loss account for the relevant year. This asset revaluation is the lower of the fair value and the book value increased by the amount of previously incurred impairments net of related amortization that would have been made had the impairment not been made.

__________________

(3)	Recognition and evaluation criteria of exploration and production activities are described in the section “Exploration and production activities” below.
(4)	The company recognizes material provisions for the retirement of assets primarily in the Exploration & Production segment. Keeping into account of the indeterminate settlement dates for the asset retirements prevented estimation of the fair value of the associated asset retirement obligation, material provisions for the retirement of assets of the Refining & Marketing segment, the Gas & Power segment and the Petrochemical segment are recorded when the settlement dates can be effectively determined and the amount of the obligation can be reliably estimated. The company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / EVALUATION CRITERIA

Intangible assets
Intangible assets include assets which lack physical qualities that are identifiable, controlled by the company and able to produce future economic benefits, and goodwill acquired in business combinations. An asset is classified as intangible when the management is able to distinguish its clearly from goodwill. This condition is normally met when: (i) the intangible asset can be traced back to a legal or contractual right, or (ii) the asset is separable, i.e. can be sold, transferred, licensed, rented or exchanged, either individually or as an integral part of other assets. An entity controls an asset if it has the power to obtain the future economic benefits flowing from the underlying resource and to restrict the access of others to those benefits.
Intangible assets are stated at cost as determined with the criteria used for tangible assets. No revaluation is made even in application of specific laws.
Intangible assets with a defined useful life are amortized systematically over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company; the recoverability of their book value is checked using the criteria described in the section “Tangible assets”.
Goodwill and other intangible assets with an indefinite useful life are not amortized. The recoverability of their carrying value is checked at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. With reference to goodwill, this check is performed at the level of the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure that included said goodwill. When the carrying amount of the cash generating unit, including goodwill attributed thereto, exceeds the cash generating unit’s recoverable amount, the difference is recognized as impairment and it is primarily charged against goodwill up to its amount; any amount in excess is charged on a pro-rata basis against the book value of the assets that form the cash generating unit. Impairment charges against goodwill may not be revalued. Negative goodwill is recognized in the profit and loss account.
Costs of technological development activities are capitalized when: (i) the cost attributable to the intangible asset can be reasonably determined; (ii) there is the intention, the availability of funding and the technical capacity to make the asset available for use or sale; and (iii) it can be shown that the asset is able to produce future economic benefits.

Exploration and production activities5

ACQUISITION OF MINERAL RIGHTS
Costs associated with the acquisition of mineral rights are capitalized in connection with the assets acquired (exploratory potential, probable and possible reserves, proved reserves). When the acquisition is related to a set of exploratory potential and reserves, the cost is allocated to the different assets acquired on the basis of the value of the relevant discounted cash flow.
Expenditure for the exploratory potential, represented by the costs for the acquisition of the exploration permits and for the extension of existing permits, is recognized under “Intangible assets” and is amortized on a straight-line basis over the period of the exploration as contractually established. If the exploration is abandoned, the residual expenditure is charged to the profit and loss account.
Acquisition costs for proved reserves and for possible and probable reserves are recognized under “Intangible assets” or “Tangible assets” depending on the nature of the underlying assets. Costs associated with proved reserves are amortized on a Unit Of Production (UOP) basis, as detailed in the section “Development”, considering both developed and undeveloped reserves. Expenditures associated with possible and probable reserves are not amortized until classified as proved reserves; in case of a negative result the costs are charged to the profit and loss account.

EXPLORATION
Costs associated with exploratory activities for oil and gas producing properties incurred both before and after the acquisition of mineral rights (such as acquisition of seismic data from third parties, test wells and geophysical surveys, etc.) are capitalized, to reflect their nature of investment, and amortized in full when incurred.

DEVELOPMENT
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas and are capitalized and amortized generally on a UOP basis, as their useful life is closely related to the availability of feasible reserves. This method provides for residual costs to be amortized through a rate representing the ratio between the volumes extracted during the period and the proved developed reserves existing at the end of the period, increased

__________________

(5)	International accounting principles do not establish specific criteria for hydrocarbon exploration and production activities. Eni continues to use the existing accounting policies for exploration and evaluation assets previously applied before the introduction of IFRS, as permitted by IFRS 6 “Exploration for and evaluation of mineral resources”.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / EVALUATION CRITERIA

by the volumes extracted during the period. This method is applied with reference to the smallest aggregate representing a direct correlation between investment and proved developed reserves.
Costs related to unsuccessful development wells or damaged wells are expensed immediately as loss on disposal.
Impairments and reversal of impairments of development costs are made on the same basis as those for tangible assets.

PRODUCTION
Production costs are costs to operate and maintain wells and field equipment and are expensed as incurred.

PRODUCTION SHARING AGREEMENTS AND BUY-BACK CONTRACTS
Revenues and provisions related to Production Sharing Agreements and buy-back contracts are settled on the basis of contractual clauses related to the repayment of costs incurred following the exploration, development and operating activities (cost oil) and to the relevant amount of realized productions (profit oil).

RETIREMENT
Costs expected to be incurred with respect to the retirement of the well, including costs associated with removal of production facilities, dismantlement and site restoration, are capitalized and amortized on a UOP basis, consistent with the policy described under Tangible assets.

Grants
Grants are recorded in a contra asset account when authorized, if all the required conditions have been met and as a reduction of purchase price or production cost of the relevant assets. Grants of the year are recognized in the profit and loss account.

Financial fixed assets

INVESTMENTS
Investments in subsidiaries excluded from consolidation, joint ventures and affiliates are accounted for using the equity method. If it does not result in a misrepresentation of the company’s financial condition and consolidated results, subsidiaries, joint ventures and affiliates excluded from consolidation may be accounted for at cost, adjusted for permanent impairment of value. When the reasons for their impairment cease to exist, investments accounted for at cost are revalued within the limit of the impairment made and their effects are charged to the profit and loss account item “Other income (expense) from investments”.
Other investments are recognized at their fair value and their effects are included in shareholders’ equity under “Other reserves”; the reserve is charged to the profit and loss account when it is impaired or realized. When fair value cannot be reasonably ascertained, investments are accounted for at cost, adjusted for permanent impairment of value; impairment of value may not be revalued.
The risk deriving from losses exceeding shareholders’ equity is recognized in a specific provision to the extent the parent company is required to fulfill legal or implicit obligations towards the subsidiary or to cover its losses.

RECEIVABLES AND FINANCIAL ASSETS TO BE HELD TO MATURITY
Receivables and financial assets that must be held to maturity are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. fees of agents or consultants, etc.). The initial carrying value is then corrected to take into account capital repayments, devaluations and amortization of the difference between the reimbursement value and the initial carrying value; amortization is carried out on the basis of the effective internal rate of return represented by the rate that equalizes, at the moment of the initial recognition, the current value of expected cash flows to the initial carrying value (so-called amortized cost method); impairments are recognized by using the criteria described in the section “Tangible assets”. The economic effects of the valuation according to the amortized cost method are charged as “Financial income (expense)”.

Financial liabilities
Debt is carried at amortized cost (see item “Financial fixed assets” above).

Provisions for contingencies
Provisions for contingencies concern risks and charges of a definite nature and whose existence is certain or probable but for which at period end the amount or date of occurrence remains uncertain. Provisions are made when: (i) there is a current

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / EVALUATION CRITERIA

obligation, either legal or implicit, deriving from a past event; (ii) it is probable that the fulfillment of that obligation will result in an outflow of resources embodying economic benefits; and (iii) the amount of the obligation can be reliably estimated. Provisions are stated at the value that represents the best estimate of the amount that the company would reasonably pay to fulfill the obligation or to transfer it to third parties at year end. When the financial effect of time is significant and the payment date of the obligations can be reasonably estimated, the provisions are discounted back at the company’s average rate of indebtedness. The increase in the provision due to the passing of time is charged to the profit and loss account in the item “Financial Income (Expense)”.
When the liability regards a tangible asset (e.g. site restoration and abandonment), the provision is stated with a corresponding entry to the asset to which it refers; profit and loss account charge is made with the amortization process.
The costs that the company expects to bear to carry out restructuring plans are recognized in the year in which the company formally defines the plan and the interested parties have developed the reasonable expectation that the restructuring will happen.
The provisions are periodically updated to show the variations of estimates of costs, production times and actuarial rates; the estimated revisions to the provisions are recognized in the same profit and loss account item that had previously held the provision, or, when the liability regards tangible assets (i.e. site restoration and abandonment) with a corresponding entry to the assets to which they refer.
In the Notes to the Financial Statements for the first half the following potential liabilities are described: (i) possible, but not probable obligations deriving from past events, whose existence will be confirmed only when one or more future events beyond the company’s control occur; and (ii) current obligations deriving from past events whose amount cannot be reasonably estimated or whose fulfillment will probably be not expensive.

Employee post-employment benefits
Post employment benefit plans are defined on the basis of plans, even if not formalized ones, that due to their mechanisms feature defined contributions plans or defined benefit plans. In the first case, the company’s obligation, consisting in making payments to the State or to a trust or a fund, is determined on the basis of contributions due.
The liabilities related to defined benefit plans6, net of any plan assets, are determined on the basis of actuarial assumptions and charged to the relevant year consistently with the employment period required to obtain the benefits; the evaluation of liabilities is made by independent actuaries.
The actuarial gains and losses of defined benefit plans, deriving from a change in the actuarial assumptions used or from a change in the conditions of the plan, are charged to the profit and loss account, proportionally through the residual average working life of the employees participating to the plan, in the limits of the share of the discounted profit/loss not charged beforehand, that exceeds the greater of 10% of liabilities and 10% of the fair value of the plan assets (corridor method).

Treasury shares
Treasury shares are recorded at cost and as a reduction of shareholders’ equity. Gains following subsequent sales are recorded as an increase in shareholders’ equity.

Revenues and costs
Revenues from sales of products and services rendered are recognized upon transfer of risks and advantages associated with the property or upon settlement of the transaction. In particular, revenues are recognized:

  for crude oil, generally upon shipment;

  for natural gas, when the natural gas is delivered to the customer;

  for petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales are generally recognized upon shipment;

  for petrochemical products and other products, generally upon shipment.

Revenues are recognized upon shipment when, at that date, the risks of loss are transferred to the acquirer.
Revenues from the sale of crude oil and natural gas produced in properties in which Eni has an interest together with other producers are recognized on the basis of Eni’s working interest in those properties (entitlement method). Differences between Eni’s net working interest volume and actual production volumes are recognized at current prices at period end.

__________________

(6)	Given the uncertainties related to their payment date, employees termination indemnities are considered as a defined benefit plan.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / EVALUATION CRITERIA

Income related to partially rendered services are recognized with respect to the accrued revenues, if it is possible to reasonably determine the state of completion and there are no relevant uncertainties concerning the amounts and the existence of the revenue and related costs; otherwise it is recognized within the limits of the recoverable costs incurred.
The revenues accrued in the period related to construction contracts are recognized on the basis of contractual revenues by reference to the stage of completion of a contract measured on the cost-to-cost basis. The requests of additional revenues, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the relevant amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterpart will accept them.
Revenues are stated net of returns, discounts, rebates and bonuses, as well as directly related taxation. Exchanges of goods and services with similar nature and value do not give rise to revenues and costs as they do not represent sale transactions.
Costs are recognized when the related goods and services are sold, consumed or allocated, or when their future useful lives cannot be determined.
Costs related to the amount of emissions, determined on the basis of the average prices of the main European markets at the end of the period, are reported in relation to the amount of the carbon dioxide emissions that exceed the amount assigned; revenues are related to the amount of emissions are reported when are recognized following the sale.
Operating lease payments are recognized in the profit and loss account over the length of the contract.
Labor costs include stock grants and stock options granted to managers, consistent with their actual remunerative nature. The cost is determined based on the fair value of the rights awarded to the employee at the date of the award and it is not subjected to subsequent adjustments; the portion relevant to the year is calculated pro rata over the period to which the incentive refers (vesting period)7. The fair value of stock grants is represented by the current value of the shares at the date of the award, reduced by the current value of the expected dividends in the vesting period. The fair value of stock options is the value of the option calculated with the Black-Scholes method that takes into account the exercise conditions, current price of the shares, expected volatility and the risk-free interest rate. The fair value of the stock grants and stock options is shown as a contra-entry to “Other reserves”.
The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs borne for other scientific research activities or technological development that do not meet the conditions to be capitalized are considered current costs and expensed as incurred.

Exchange rate differences
Revenues and costs concerning transactions in currencies other than functional currency are stated at the exchange rate on the date that the transaction is completed.
Monetary assets and liabilities in currencies other than functional currency are converted by applying the period end exchange rate and the effect is stated in the profit and loss account. Non-monetary assets and liabilities in currencies other than functional currency valued at cost are stated at the initial exchange rate; when they are evaluated at recoverable value or realizable value, the exchange rate applied is that of the day of recognition.

Dividends
Dividends are recognized at the date of the general Shareholders’ Meeting in which they were declared, except when the sale of shares before the ex-dividend date is certain.

Income taxes
Current income taxes are determined on the basis of estimated taxable income; the estimated liability is recognized in the item “Income tax liabilities”. Current tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date or using tax rates estimated on annual basis.
Deferred tax assets or liabilities are provided on temporary differences arising between the carrying amounts of the assets and liabilities in the Financial Statements and their tax bases. Deferred tax assets are recognized when their realization is considered probable.

__________________

(7)	For stock grants, the period between the date of the award and the date of assignation of stock; for stock options, period between the date of the award and the date on which the option can be exercised.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / CHANGES IN ACCOUNTING PRINCIPLES - USE OF ACCOUNTING ESTIMATES

Deferred tax assets and liabilities are recorded under non-current assets and liabilities and are offset at single entity level if related to offsettable taxes. The balance of the offset, if positive, is recognized in the item “Deferred tax assets” and if negative in the item “Deferred tax liabilities”. When the results of transactions are recognized directly in the shareholders’ equity, current taxes, deferred tax assets and liabilities are also charged to the shareholders’ equity.

Derivatives
Derivatives, including embedded derivatives which are separated from the host contract, are assets and liabilities recognized at their fair value which is estimated by using the criteria described in the section “Current assets”.
Derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the effectiveness of the hedge is high and is checked periodically. When hedging instruments cover the risk of variation of the fair value of the hedged item (fair value hedge; e.g. hedging of the variability on the fair value of fixed interest rate assets/liabilities), the derivatives are stated at fair value and the effects charged to the profit and loss account; consistently the hedged items are adjusted to reflect the variability of fair value associated with the hedged risk. When derivatives hedge the cash flow variation risk of the hedged item (cash flow hedge; e.g. hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), changes in the fair value of the derivatives are initially stated in net equity and then recognized in the profit and loss account consistent with the economic effects produced by the hedged transaction. The change in the fair value of derivatives that do not meet the conditions required to qualify as hedging instruments are shown in the profit and loss account.

Changes in accounting principles

Starting from 2006, Eni applies: (i) the requirements of IFRIC 4 “Determining whether an arrangement contains a lease” that provide a guidance for determining whether arrangements that do not take the legal form of a lease but which convey rights to use assets in return for a payment or series of payments should be treated as a lease; (ii) the amendments to IAS 39 “Financial instruments: recognition and measurement” that are related to: (a) the possibility to qualify as hedging instruments, in relation to cash flow operations, the intercompany transactions expected and with an high probability on condition that these transactions are denominated in a functional currency of the entity that carries out the operation and the exposure to the exchange rate risk determines some effects in consolidated profit and loss account; (b) the recognition and measurement of financial guarantees that are recorded when they are issued, as liability valued at the market value and, then, in relation to the execution risk, at the greater between the best estimates of the charge to be sustained to fulfill the obligation and the initial amount reduced of premiums collected; (iii) the requirements of IFRIC 5 “Rights to interests arising from decommissioning, restoration and environmental funds” that provide a guidance for determining the recognition and measurement for the contribution to decommissioning, restoration and environmental rehabilitation funds that have the following features: (a) the assets are held or administered by a separate legal entity; and (b) contributor’s right to access the assets of the fund is restricted. The contributor recognizes its obligation to pay decommissioning costs as a liability and its interest in the fund separately. In the case that the interest means having control, having joint control or significant influence over the fund, the entity contributor must recognize the interest in the fund as an investment in a subsidiary, associate or jointly controlled.
The adoption of these principles did not generate a significant effect.

Use of accounting estimates

The preparation of these consolidated financial statements requires Management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of potential assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based. Summarized below are the accounting estimates that require the more subjective judgment of our management. Such assumptions or estimates regard the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect future results.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / USE OF ACCOUNTING ESTIMATES

Oil and gas activities
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Although there are authoritative guidelines regarding the engineering and geological criteria that have to be met before estimated oil and gas reserves can be designated as “proved”, the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment.
Reserves in a field will only be categorized as proved when all the criteria for attribution of proved status have been met, including an internally imposed requirement for project sanction that occurs when a final investment decision is made. At the point of sanction, all booked reserves will be categorized as proved undeveloped. Volumes will subsequently be recategorized from proved undeveloped to proved developed as a consequence of development activity. The first proved developed bookings will occur at the point of first oil or gas production. Major development projects typically take one to four years from the time of initial booking to the start of production.
Oil and natural gas production effectively extracted from the wells and the subsequent fields analysis may imply significant upward and downward revisions. As well, changes in oil and natural gas prices could impact the amount of Eni’s proved reserves as regards the initial estimate and, in the case of Production Sharing Agreements and buy-back contracts, the share of production and reserves Eni is entitled to. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered.
Estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense. Depreciation rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the year and proved developed reserves existing at the year-end increased by the amounts extracted during the year. Assuming all other variables are held constant, an increase in estimated proved reserves decreases depreciation, depletion and amortization expense. On the contrary, a decrease in estimated proved reserves increases depreciation, depletion and amortization expense.
Also, estimated proved reserves are used to calculate future cash flows from oil and gas properties, which serve as an indicator in determining whether a property impairment is to be carried out or not. The larger the volumes of estimated reserves, the less likely the property is impaired.

Impairment of assets
Eni assesses its tangible assets and intangible assets for possible impairment if there are events or changes in circumstances that indicate the carrying values of the assets are not recoverable. Such indicators include changes in the Group’s business plans, changes in commodity prices and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply-and-demand conditions.
The amount of an impairment charge is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value, net of disposal costs and value in use, net of disposal costs. The estimated fair value usually is based on the present values of expected future cash flows using assumptions commensurate with the risks involved in the asset group. The expected future cash flows used for impairment reviews are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate related to the activity involved. For oil and natural gas properties, the expected future cash flows are estimated based on developed and non developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimated future level of production is based on assumptions about future commodity prices, lifting and development costs, ,field decline rates, market demand and supply, economic regulatory climates and other factors.
Goodwill and intangible assets with an indefinite life are not amortized but they are checked at least annually to determine whether its carrying amount is recoverable and in any case, when trigger events arise that would lead the entity to assume the value of an asset is impaired.
In particular, goodwill impairment is based on the determination of the fair value of each cash generating units to which goodwill can be attributed on a reasonable and consistent basis. A cash generating unit is the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure. If the fair value of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference, if the carrying amount of goodwill is less than the amount of impairment assets of the generating unit are impaired on a pro-rata basis for the residual difference.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / USE OF ACCOUNTING ESTIMATES

Asset retirement obligation
Obligations related to the removal of tangible equipment and to the restoration of land or seabeds require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded in the Consolidated Financial Statements. Estimating the future asset removal costs is difficult and requires management to make estimates and judgments because most of the removal obligations are many years into the future and contracts and regulations are often unclear as to what constitutes removal. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations. The subjectivity of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligations in the period when it is incurred (typically at the time the asset is installed at the productions location). When liabilities are initially recorded, the related fixed assets are increased by an equal corresponding amount. The liabilities are increased with the passage of time (interest accretion) and any change of the estimates following the modification of the future cash flows and the discount rate adopted. The recognized asset retirement obligations are based upon future retirement cost estimates and incorporate many assumptions such as expected recoverable quantities of crude oil and natural gas, time to abandonment, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

Business combination
Accounting for the acquisition of a business requires the allocation of the purchase price to the various assets and liabilities of the acquired business at fair value. Any positive residual difference is recognized as “Goodwill”. Negative residual differences are charged against profit and loss account. Management uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an outside appraisal firm to assist in the fair value determination of the acquired long-lived assets.

Environmental liabilities
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, productions and other activities, including legislation that implements international conventions or protocols. Environmental costs are recognized when it becomes probable that a liability has been incurred and the amount can be reasonably estimated.
Although management, considering the actions already taken, the insurance policies to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment concerning the remediation of contaminated sites; (iii) the possible effect of future environmental legislation and rules; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / USE OF ACCOUNTING ESTIMATES

Post-retirement benefits
Post-retirement benefits resulting from defined benefit plans are evaluated with reference to uncertain events and based upon actuarial assumptions including among others discount rates, expected rates of return on any plan assets, expected rates of salary increases, medical cost trend rates, estimated retirement dates, mortality rates.
The significant assumptions used to account for pensions and other post-retirement benefits are determined as follows: (i) discount and inflation rates reflect the rates at which the benefits could be effectively settled, taking into account the duration of the obligation. Indications used in selecting the discount rate include rates of annuity contracts and rates of return on high-quality fixed-income investments (such as government bonds). The inflation rates reflect market conditions observed country by country; (ii) the future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority, promotion and other factors; (iii) healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilization, and changes in health status of the participants; (iv) demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for the individual employees involved, based principally on available actuarial data; (v) determination of expected rates of return on assets is made through compound averaging. For each plan, there are taken into account the distribution of investments among bonds, equities and cash and the expected rates of return on bonds, equities and cash. A weighted-average rate is then calculated.
Differences between projected and actual costs and between the projected return and the actual return on plan assets routinely occur and are called actuarial gains and losses.
Eni applies the corridor method to amortize its actuarial losses and gains. This method amortizes on a pro-rata basis the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

Contingencies
In addition to accruing the estimated costs for asset retirement obligation and environmental liabilities, Eni accrues for all contingencies that are both probable and estimable. These other contingencies are primarily related to employee benefits, litigation and tax issues. Determining appropriate amounts for accrual is a complex estimation process that includes subjective judgments.

Revenue recognition in the Oilfield Services, Construction and Engineering segment
Revenue recognition in the Oilfield Services, Construction and Engineering business segment is based on the stage of completion of a contract as measured on the cost-to-cost basis applied to contractual revenues. Use of the stage of completion method requires estimates of future gross profit on a contract by contract basis. The future gross profit represents the profit remaining after deducing costs attributable to the contract from revenues provided for in the contract. The estimate of future gross profit is based on a complex estimation process, that includes identification of risks related to the geographical region, market condition in that region and any assessment that it is necessary to estimate with sufficient precision the total future costs as well as the expected timetable. The requests of additional revenues, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the relevant amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterpart will accept them.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

Current activities

1 Cash and cash equivalent
Cash and cash equivalent of euro 4,478 million (euro 1,333 million at 31 December 2005) include financing receivables due within 90 days for euro 226 million (euro 122 million at 31 December 2005) and include deposits with financial institutions with a notice greater than 48 hours and securities available for sale with a maturity date within 90 days. The increase of euro 3,145 million primarily concern the financial company Eni Coordination Center SA (euro 2,915 million).

2 Other financial assets for trading or available for sale
Other financial assets for trading or available for sale of euro 945 million (euro 1,368 million at 31 December 2005) consisted of the following:

(million euro)	31.12.2005	30.06.2006

Securities held for operating purposes:
- listed Italian treasury bonds	361	338
- listed securities issued by Italian and foreign merchant banks	92	212
- not quoted securities	12	3
	465	553
Securities held for non-operating purposes:
- listed Italian treasury bonds	727	359
- listed securities issued by Italian and foreign merchant banks	151	22
- not quoted securities	25	11
	903	392
	1,368	945

Securities of euro 945 million (euro 1,368 million at 31 December 2005) are available for sale. The decrease of euro 423 million primarily concern the sales made by financial company Enifin SpA (euro 303 million) and the sale of Sofidsim SpA (euro 90 million). At 31 December 2005 and 30 June 2006 Eni did not own financial assets held for trading.

Valuation at fair value determined a decrease for securities of euro 7 million (an increase of euro 8 million at 31 December 2005) recorded with a corresponding entry to the shareholders’ equity for euro 5 million and deferred tax liabilities for euro 2 million (euro 6 and 2 million at 31 December 2005, respectively).

Securities held for operating purposes for euro 553 million (euro 465 million at 31 December 2005) concern coverage securities of technical reserves of Padana Assicurazioni SpA for euro 550 million (euro 453 million at 31 December 2005).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 Trade and other receivables
Trade and other receivables of euro 17,158 million (euro 17,902 million at 31 December 2005) consisted of the following:

(million euro)	31.12.2005	30.06.2006

Trade receivables	14,101	13,359
Financing receivables:
- for operating purposes	480	212
- for non-operating purposes	12	25
	492	237
Other receivables:
- from disposals	60	76
- other	3,249	3,486
	3,309	3,562
	17,902	17,158

Receivables are recorded net of the allowance for doubtful accounts of euro 839 million (euro 891 million at 31 December 2005):

(million euro)	Value at 31.12.2005	Additions	Deductions	Other changes	Value at 30.06.2006

Trade receivables	643	46	(8)	(49)	632
Other receivables	248		(7)	(34)	207
	891	46	(15)	(83)	839

Trade receivables of euro 13,359 million decrease by euro 742 million. This decrease primarily concerns exchange rate differences due to the translation of Financial Statements prepared in currencies other than euro for euro 180 million. Trade receivables concern advances paid as a guarantee of contract work in progress for euro 86 million (euro 101 million at 31 December 2005).
Financing receivables made for operating purposes of euro 212 million (euro 480 million at 31 December 2005) concern concessions, primarily, to unconsolidated subsidiaries, joint ventures and affiliates. The decrease of euro 268 million primarily concern the repayment of funding given to Trans Austria Gasleitung GmbH (euro 333 million).
Other receivables of euro 3,562 million (euro 3,309 million at 31 December 2005) consisted of the following:

(million euro)	31.12.2005	30.06.2006

Accounts receivable from:
- joint venture operators in exploration and production	1,123	1,241
- insurance companies	539	398
- Italian governmental entities	228	244
	1,890	1,883
Receivables relating to factoring activities	324	241
Prepayments for services	259	267
Other receivables	836	1,171
	3,309	3,562

Receivables relating to factoring activities for euro 241 million (euro 324 million at 31 December 2005) relate to Serfactoring SpA and concern essentially advances for factoring activities with recourse and receivables for factoring activities without recourse.
Receivables with related parties are described in Note 33.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 Inventories
Inventories of euro 4,387 million (euro 3,563 million at 31 December 2005) consisted of the following:

31.12.2005	30.06.2006

(million euro)	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total

Raw and auxiliary materials and consumables	210	217		645	1,072	647	217		668	1,532
Products being processed and semi finished products	59	18		1	78	51	20		1	72
Work in progress long-term contracts			418		418			484		484
Finished products and goods	1,222	572		20	1,814	1,481	556		26	2,063
Advances			181		181			234	2	236
	1,491	807	599	666	3,563	2,179	793	718	697	4,387

Inventories were net of the valuation allowance of euro 87 million (euro 93 million at 31 December 2005):

(million euro)	Value at 31.12.2005	Additions	Deductions	Other changes	Value at 30.06.2006

93	3	(64)	55	87

Work in progress long-term contracts of euro 484 million (euro 418 million at 31 December 2005) are net of the payments received in advance of euro 5,713 million (euro 5,180 million at 31 December 2005).

5 Income tax receivables
Income tax receivables of euro 473 million (euro 697 million at 31 December 2005) consisted of the following:

(million euro)	31.12.2005	30.06.2006

Italian tax authorities	422	265
Foreign tax authorities	275	208
	697	473

Income tax receivables of euro 473 million (euro 697 million at 31 December 2005) concern value added tax credits for euro 256 million (euro 406 million at 31 December 2005) and excise taxes customs duties natural gas and customs expenses for euro 41 million (euro 60 million at 31 December 2005).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6 Other assets
Other assets of euro 564 million (euro 369 million at 31 December 2005) consisted of the following:

(million euro)	31.12.2005	30.06.2006

Fair value of non-hedging derivatives	117	309
Fair value of cash flow hedge derivatives	32	30
Other assets	220	225
	369	564

Fair value of non hedging derivative contracts of euro 309 million (euro 117 million at 31 December 2005) consisted of the following:

31.12.2005	30.06.2006

(million euro)	Fair value	Commitments	Fair value	Commitments

Non-hedging derivatives on exchange rate
Interest Currency Swap	58	1,277	105	1,077
Currency Swap	15	2,378	90	3,894
Other		26	2	70
	73	3,681	197	5,041
Non-hedging derivatives on interest rate
Interest Rate Swap	14	1,281	65	2,833
	14	1,281	65	2,833
Non-hedging derivatives on commodities
Over the counter	21	394	30	173
Other	9	11	17	254
	30	405	47	427
	117	5,367	309	8,301

Commitments concerning cash flow hedge derivatives amounted to euro 94 million (euro 176 million at 31 December 2005) and concern for euro 86 million (euro 171 million at 31 December 2005) hedging derivatives contracts related to the purchase of electricity.
Other assets of euro 225 million (euro 220 million at 31 December 2005) include accrued income and prepaid expenses for premiums due to insurance companies of euro 30 million (euro 12 million at 31 December 2005), for anticipated provision of service of euro 29 million (euro 49 million at 31 December 2005) and for rentals and fees of euro 20 million (euro 16 million at 31 December 2005).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Non-current activities

7 Fixed assets
Tangible assets of euro 43,051 million (euro 45,013 million at 31 December 2005) consisted of the following:

(million euro)	Gross value at 31.12.2005	Provisions for amortization and writedown at 31.12.2005	Net value at 31.12.2005	Investments	Depreciation	Impairment	Exchange rate differences	Other changes	Net value at 30.06.2006	Gross value at 30.06.2006	Provisions for amortization and writedown at 30.06.2006

Land	421	48	373	13				27	413	456	43
Buildings	3,152	1,699	1,453	17	(37)	(5)	(10)	(11)	1,407	3,113	1,706
Plant and machinery	77,806	41,238	36,568	1,076	(2,184)	(132)	(1,080)	186	34,434	76,361	41,927
Industrial and commercial equipment	1,623	1,251	372	48	(79)	(4)	(3)	(3)	331	1,637	1,306
Other assets	1,182	864	318	18	(46)		(6)	(32)	252	1,292	1,040
Fixed assets in progress and advances	6,526	597	5,929	1,416			(243)	(888)	6,214	6,670	456
	90,710	45,697	45,013	2,588	(2,346)	(141)	(1,342)	(721)	43,051	89,529	46,478

Capital expenditures of euro 2,588 million (euro 2,939 million in the first half of 2005) primarily relate to the Exploration & Production segment for euro 1,721 million (euro 2,015 million in the first half of 2005), Gas & Power segment for euro 354 million (euro 495 million in the first half of 2005), Refining & Marketing segment for euro 227 million (euro 212 million in the first half of 2005) and Oilfield Services, Construction and Engineering segment for euro 223 million (euro 131 million in the first half of 2005). Capital expenditures include financial expense for euro 47 million (euro 89 million in the first half of 2005) and they are essentially related to the Exploration & Production segment for euro 31 million (euro 60 million in the first half of 2005), Gas & Power segment for euro 12 million (euro 14 million in the first half of 2005) and the Refining & Marketing segment for euro 2 million (euro 14 million in the first half of 2005). The interest rate used for the capitalization of finance expense was between 2.5% and 6.5% (2.3% and 6.4% in the first half of 2005, respectively). Additional information on capital expenditures is included in the “Operating Review” of Eni’s main operating segments of the “Operating and financial review”.
The depreciation rates used are consistent with those used for the year 2005.
Impairments of euro 141 million concern primarily mineral assets of the Exploration & Production segment (euro 132 million). The recoverable amount considered in determining the impairment was calculated by discounting the future cash flows using a rate before taxes of 11.8%.
Exchange rate differences due to the translation of Financial Statements prepared in currencies other than euro of euro 1,342 million relate to companies whose functional currency is the U.S. dollar (euro 1,301 million).
Other changes of euro 721 million include the reclassification to “Other tangible assets” of the fixed assets related to the service contract governing mineral activities in the Dación area and owned by the Venezuelan controlled branch Eni Dación BV for euro 654 million and the change in scope of consolidation of euro 66 million following essentially the sale of Fiorentina Gas SpA (euro 157 million) and the acquisition of Siciliana Gas SpA (euro 91 million).
The gross carrying amount of fully depreciated property, plant and equipment that is still in use amount to euro 12,417 million and primarily concerned the gasline network of Snam Rete Gas SpA (euro 4,285 million), refineries and oil deposits of Refining & Marketing segment (euro 3,146 million) and petrochemical plants of Polimeri Europa SpA (euro 1,660 million).
Government grants recorded as decrease of property, plant and equipment amount to euro 956 million (euro 965 million at 31 December 2005).
At 30 June 2006 fixed assets have been pledged for euro 164 million primarily as collateral on debt incurred by Eni (euro 475 million at 31 December 2005). The decrease of euro 311 million essentially concerns the extinguishment of the guarantees given.
Assets acquired under financial lease amount to euro 117 million and concern for euro 43 million FPSO ships used by the Exploration & Production segment as support of oil production and treatment activities.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8 Other tangible assets
Other tangible assets of euro 654 million concern the fixed assets related to the service contract governing mineral activities in the Dación area and owned by the Venezuelan controlled branch Eni Dación BV. Additional information is included in note 25 “Guarantees, commitments and risks”.

9 Inventories - compulsory stock
Inventories - compulsory stocks of euro 1,866 million (euro 2,194 million at 31 December 2005) consisted of the following:

(million euro)	31.12.2005	30.06.2006

Crude oil and petroleum products	2,037	1,709
Natural gas	157	157
	2,194	1,866

Compulsory stocks, are primarily held by Italian companies (euro 2,057 and euro 1,700 million at 31 December 2005 and at 30 June 2006, respectively) and represent certain minimum quantities of crude oil, petroleum products and natural gas required by Italian law.

10 Intangible assets
Intangible assets of euro 3,172 million (euro 3,194 million at 31 December 2005) consisted of the following:

(million euro)	Gross value at 31.12.2005	Provisions for amortization and writedown at 31.12.2005	Net value at 31.12.2005	Investments	Amortization	Other changes	Net value at 30.06.2006	Gross value at 30.06.2006	Provisions for amortization and writedown at 30.06.2006

Intangible assets with a definite life
Costs for mineral research	901	744	157	378	(401)	(11)	123	853	730
Costs for research and development	158	151	7	5	(3)	(3)	6	42	36
Industrial patent rights and intellectual property rights	1,056	919	137	6	(43)	8	108	1,067	959
Concessions, licenses, trademarks and similar items	2,205	1,459	746	9	(42)	52	765	2,265	1,500
Intangible assets in progress and advances	81	5	76	64		(13)	127	132	5
Other intangible assets	470	313	157	4	(13)	(10)	138	411	273
	4,871	3,591	1,280	466	(502)	23	1,267	4,770	3,503
Intangible assets with a indefinite life
Goodwill			1,914			(9)	1,905
			3,194	466	(502)	14	3,172

Costs for mineral research for euro 123 million concern the purchase of mineral rights. This item also includes exploration expenditures amortized in full in the period incurred for euro 375 million (euro 197 million in the first half of 2005).
Concessions, licenses, trademarks and similar items for euro 765 million primarily concern the transmission rights for natural gas imported from Algeria (euro 607 million) and concessions for mineral exploration (euro 112 million).
Other intangible assets with a definite life of euro 138 million include royalties for the use of licenses by Polimeri Europa SpA (euro 83 million) and the estimated expenditures for social projects to be incurred following contractual commitments with the Basilicata Region related to mineral development programs in Val d’Agri (euro 27 million).
The depreciation rates used are consistent with those used for the year 2005.
The gross carrying amount of fully depreciated intangible assets still in use amount to euro 595 million.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other changes of intangible assets with a definite life of euro 23 million include negative exchange rate differences due to the translation of Financial Statements prepared in currencies other than euro of euro 10 million.
Goodwill for euro 1,905 million concerns essentially the Oilfield Services, Construction and Engineering segment (euro 826 million, of which euro 805 million relates to the purchase of Bouygues Offshore SA, now Saipem SA), the Gas & Power segment (euro 809 million, of which euro 753 million relates to the Public Offering for Italgas SpA shares during 2003), the Exploration & Production segment (euro 218 million, of which euro 213 million relates to the purchase of Lasmo Plc, now Eni Lasmo Plc) and the Refining & Marketing segment (euro 50 million).
Other changes related to goodwill of euro 9 million concern the impairment of goodwill ascribed to Tigáz Zrt at the moment of the acquisition of Italgas SpA (euro 47 million), exchange rate differences due to the translation of Financial Statements prepared in currencies other than euro (euro 9 million) and, as increase, the change in scope of consolidation (euro 41 million) related to the acquisition of the 50% of Siciliana Gas SpA (euro 37 million). The impairment of goodwill ascribed to Tigáz Zrt was made following the application of the new Hungarian tariff regime, in force from 2006, and was determined on the basis of the new estimate of future cash flows, discounted by using a rate of 6.3%.

11 Investments

Investments accounted for using the equity method
Investments accounted for using the equity method of euro 3,886 million (euro 3,890 million at 31 December 2005) consisted of the following:

(million euro)	Value at 31.12.2005	Acquisitions and subscriptions	Gain from the valuation of investments accounted for using the equity method	Loss from the valuation of investments accounted for using the equity method	Deduction for dividends	Exchange rate differences	Other changes	Value at 30.06.2006

Investments in unconsolidated subsidiaries	146	1	6	(3)	(2)	(5)	10	153
Investments in joint ventures	2,322	6	272	(72)	(175)	(58)	50	2,345
Investments in affiliates	1,422	1	179	(2)	(127)	(20)	(65)	1,388
	3,890	8	457	(77)	(304)	(83)	(5)	3,886

Gains from the valuation of investments using the equity method of euro 457 million primarily relate to Galp Energia SGPS SA (euro 118 million), Unión Fenosa Gas SA (euro 92 million), EnBw - Eni Verwaltungsgesellschaft mbH (euro 37 million), Trans Austria Gasleitung GmbH (euro 22 million) and Blue Stream Pipeline Co BV (euro 22 million).
Losses from the valuation of investments using the equity method of euro 77 million primarily relate to Charville - Consultores e Serviços Lda and Mangrove Gas Netherlands BV (euro 60 million).
Deduction following the distribution of dividends of euro 304 million primarily relates to Galp Energia SGPS SA (euro 74 million), Trans Austria Gasleitung GmbH (euro 44 million), Unión Fenosa Gas SA (euro 28 million), Unimar Llc (euro 24 million) and Supermetanol CA (euro 20 million).
Other changes of euro 5 million concern, as decrease, the inclusion in the scope of consolidation of Siciliana Gas SpA following the acquisition of the further 50% from ESPI - Ente Siciliano per la Promozione Industriale (in liquidation) (euro 61 million) and, as increase, the conferral of Fiorentina Gas SpA in Toscana Energia SpA (euro 58 million) and the reclassification from other investments of Iniziative e Sviluppo di Attività Industriali - ISAI SpA (in liquidation) (euro 15 million).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other investments
Other investments of euro 381 million (euro 421 million at 31 December 2005) consisted of the following:

(million euro)	Gross value at 31.12.2005	Accumulated impairment charges at 31.12.2005	Net value at 31.12.2005	Acquisitions and subscriptions	Exchange rate differences	Other changes	Net value at 30.06.2006	Gross value at 30.06.2006	Accumulated impairment charges at 30.06.2006

Unconsolidated subsidiaries	68	27	41			(17)	24	51	27
Affiliates	9		9				9	9
Other investments	375	4	371	4	(22)	(5)	348	352	4
	452	31	421	4	(22)	(22)	381	412	31

Other investments related to unconsolidated subsidiaries and affiliates are valued at cost adjusted for impairment. Investments in other companies are essentially valued at cost adjusted for impairment, because the fair value cannot be reliably determined.
Other changes of euro 22 million primarily concern the reclassification to investments accounted for using the equity method of Iniziative e Sviluppo di Attività Industriali - ISAI SpA (in liquidation) (euro 15 million).

12 Other financial assets
Other financial receivables of euro 897 million (euro 1,050 million at 31 December 2005) consisted of the following:

(million euro)	31.12.2005	30.06.2006

Financial receivables:
- made for operating purpose	754	605
- made for non-operating purpose	247	244
	1,001	849
Securities:
- made for operating purpose	21	21
- made for non-operating purpose	28	27
	49	48
	1,050	897

Financial receivables are presented net of an impairment charge of euro 25 million (the same amount as of 31 December 2005).
Operating Financial receivables of euro 605 million primarily concern the Exploration and Production segment (euro 429 million) and the Gas & Power segment (euro 112 million). The decrease of euro 149 million concern exchange rate differences due to the translation of Financial Statements prepared in currencies other than euro for euro 45 million.
Non-operating financial receivables of euro 244 million (euro 247 million at 31 December 2005) concern for euro 239 million a fixed deposit held by Eni Lasmo Plc as a guarantee of a debt issue (euro 241 million at 31 December 2005).
Receivables in currency other than euro amount to euro 774 million (euro 845 million at 31 December 2005).
Receivables due beyond 5 years amount to euro 578 million (euro 625 million at 31 December 2005).
Securities of euro 48 million are considered held-to-maturity investments and concern securities issued by the Italian Government for euro 22 million and securities issued by foreign governments and foreign financial entities for euro 26 million.
Securities due beyond 5 years amount to euro 22 million.
The valuation at the fair value of other financial assets did not have any significant effect.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13 Deferred tax assets
Deferred tax assets of euro 1,801 million (euro 1,861 million at 31 December 2005) are net of deferred tax liabilities for which Eni possesses the legal right of offset of euro 3,347 million (the same amount as of 31 December 2005).

(million euro)	Value at 31.12.2005	Additions	Deductions	Other changes	Value at 30.06.2006

1,861	279	(348)	9	1,801

Other changes of euro 9 million primarily concern negative exchange rate differences on the translation of Financial Statements prepared in currencies other than euro for euro 108 million.
Deferred tax assets are described in Note 22 “Deferred tax liabilities”.

14 Other non-current assets
Other non-current assets of euro 930 million (euro 995 million at 31 December 2005) consisted of the following:

(million euro)	31.12.2005	30.06.2006

Accounts receivable from:
- Italian tax authorities
. income tax credits	508	509
. interest on tax credits	309	295
. value added tax (VAT)	37	33
. other	7	5
	861	842
- foreign tax authorities	44	24
	905	866
Receivables in relation to disposals	39	35
Other receivables	40	14
Other non-current assets	11	15
	995	930

Current liabilities

15 Current financial liabilities
Current financial liabilities of euro 3,723 million (euro 4,612 million at 31 December 2005) consisted of the following:

(million euro)	31.12.2005	30.06.2006

Banks	3,894	3,148
Financial liabilities represented by commercial papers	60
Other financing institutions	658	575
	4,612	3,723

The decrease of current financial liabilities of euro 889 million is primarily due to the balance of payments and new proceeds of liabilities (euro 654 million) and to the exchange rate differences related to the translation of Financial Statements prepared in currencies other than euro (euro 270 million).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16 Trade and other payables
Trade and other payables of euro 14,308 million (euro 13,095 million at 31 December 2005) consisted of the following:

(million euro)	31.12.2005	30.06.2006

Trade payables	8,170	8,747
Advances	1,184	1,275
Other payables:
- in relation to investments	698	1,007
- others	3,043	3,279
	3,741	4,286
	13,095	14,308

Trade payables of euro 8,747 million increased by euro 577 million. Such increase primarily concerns the Refining & Marketing segment (euro 569 million).
Advances of euro 1,275 million (euro 1,184 million at 31 December 2005) concern payments received in excess of the value of the work in progress performed for euro 720 million (euro 550 million at 31 December 2005), advances on contract work in progress for euro 286 million (euro 309 million at 31 December 2005) and other advances for euro 269 million (euro 325 million at 31 December 2005). Advances on contract work in progress of euro 1,006 million (euro 859 million at 31 December 2005) concern the Oilfield Services, Construction and Engineering segment.
Other payables of euro 4,286 million (euro 3,741 million at 31 December 2005) included the following:

(million euro)	31.12.2005	30.06.2006

Payables due to:
- joint venture operators in exploration and production	1,264	1,434
- suppliers in relation to investments	951	753
- employees	314	282
- Italian governmental entities	313	247
- social security entities	229	343
	3,071	3,059
Cautionary deposit	6	12
Other payables	664	1,215
	3,741	4,286

Payables with related parties are described in Note 33.

17 Taxes payable
Taxes payable of euro 3,996 million (euro 3,430 million at 31 December 2005) consisted of the following:

(million euro)	31.12.2005	30.06.2006

Income taxes payable	1,742	1,971
Customs and excise duties	896	1,231
Other	792	794
	3,430	3,996

Taxes payable of euro 1,971 million increased by euro 229 million. The increase resulted from Italian companies for euro 160 million and from foreign companies for euro 69 million.
Customs and excise duties of euro 1,231 million increased by euro 335 million following the payment made by the Refining & Marketing segment and Gas & Power segment on July 2006 of excise tax and custom duties due for June 2006 (excise tax and custom duties due for December are paid in the same month of December in full).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18 Other current liabilities
Other current liabilities of euro 395 million (euro 613 million at 31 December 2005) consisted of the following:

(million euro)	31.12.2005	30.06.2006

Fair value of non-hedging derivatives	378	222
Fair value of cash flow hedge derivatives	5	3
Other liabilities	230	170
	613	395

Fair value of non-hedging derivative contracts of euro 222 million (euro 378 million at 31 December 2005) consisted of the following:

31.12.2005	30.06.2006

(million euro)	Fair value	Commitments	Fair value	Commitments

Non-hedging derivatives on exchange rate
Currency swap	139	6,370	46	3,804
Interest currency swap	73	2,316	25	643
Other	2	57	4	364
	214	8,743	75	4,811
Non-hedging derivatives on interest rate
Interest rate swap	101	5,145	52	2,418
	101	5,145	52	2,418
Non-hedging derivatives on commodities
Over the counter	21	323	48	365
Other	42	94	47	79
	63	417	95	444
	378	14,305	222	7,673

Commitments concerning cash flow hedge derivatives amounted to euro 52 million (euro 42 million at 31 December 2005) and concerned commitments on exchange rate derivatives.

Non-current liabilities

19 Long-term debt and current portion of long-term debt
Long-term debt and the current portion of long-term debt, including the relevant expiration dates, of euro 7,837 million (euro 8,386 million at 31 December 2005) were as follows:

(million euro)	31.12.2005	30.06.2006

Long term debt	Current portion of long term debt	Total	Long term debt	Current portion of long term debt	Total

Ordinary bonds	4,948	391	5,339	5,001	91	5,092
Banks	1,926	296	2,222	1,832	283	2,115
Other financing institutions	779	46	825	580	50	630
	7,653	733	8,386	7,413	424	7,837

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Long-term debt including the current portion of long-term debt, of euro 7,837 million decreased by euro 549 million. Such decrease is primarily due to the balance of payments and new proceeds of liabilities (euro 459 million) and to the effect of exchange rate differences on the alignment to the year end exchange rate of debts denominated in currencies other than functional currency and exchange rate differences on the translation of Financial Statements prepared in currencies other than euro (euro 86 million).
Eni entered into financing arrangements with the European Investment Bank, relating to bank debt that requires maintenance of certain financial ratios generally based on Eni’s Consolidated Financial Statements or of a rating not inferior to A - (S&P) and A3 (Moodys). At 31 December 2005 and 30 June 2006, the amount of short and long-term debt subject to restrictive covenants was euro 1,258 million and euro 1,250 million, respectively. Furthermore, Saipem SpA entered into financing arrangements with banks for euro 255 million (euro 275 million at 31 December 2005), that require maintenance of certain financial ratios generally based on Saipem’s Consolidated Financial Statements. Eni and Saipem are in compliance with the covenants contained in its financing arrangements.
Bonds of euro 5,092 million concern bonds issued within the Medium Term Notes Program for a total of euro 4,409 million and other bonds for a total of euro 683 million.
Bonds as of 30 June 2005, including the issuing entity, the expiration dates and the interest rates, by currency, were as follows:

Amount	Discount on bond issue and accrued expense	Total	Value	Maturity	% rate

(million euro)	from	to	from	to

Issuing entity
Euro Medium Term Notes:
- Eni SpA	1,500	7	1,507	Euro		2013		4.625
- Eni Coordination Center SA	991	25	1,016	British pound	2007	2019	4.875	5.250
- Eni Coordination Center SA	517	5	522	Euro	2007	2015		variable
- Eni SpA	500		500	Euro		2010		6.125
- Eni Coordination Center SA	276	1	277	Euro	2008	2024	2.876	5.050
- Eni Coordination Center SA	201	1	202	U.S. dollar	2013	2015	4.450	4.800
- Eni Coordination Center SA	180		180	Japanese yen	2008	2021	0.810	2.320
- Eni Coordination Center SA	108		108	U.S. dollar	2007	2013		variable
- Eni Coordination Center SA	83		83	Swiss franc	2006	2010	1.750	2.043
- Eni Coordination Center SA	14		14	Swiss franc		2007		variable
	4,370	39	4,409
Other bonds:
- Eni USA Inc	315	3	318	U.S. dollar		2027		7.300
- Eni Lasmo Plc (*)	217	(10)	207	British pound		2009		10.375
- Eni USA Inc	157	1	158	U.S. dollar		2007		6.750
	689	(6)	683
	5,059	33	5,092

(*)	The bond is guaranteed by a fixed deposit recorded under non-current financial assets (euro 239 million).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Bonds due within 18 months amount to euro 743 million and concern Eni Coordination Center SA (euro 585 million) and Eni USA Inc (euro 158 million). During the first half of 2006 Eni issued bonds for euro 215 million through Eni Coordination Center SA.
The weighted average interest rate of Eni’s long-term debt was 4.5% and 4.8% for the periods ended 31 December 2005 and 30 June 2006, respectively.
Financial liabilities for euro 228 million are guaranteed by mortgages and liens on fixed assets of consolidated companies and by pledges on securities and fixed deposits (euro 251 million at 31 December 2005).
Net financial debt, as defined in the “Financial Review” in the “Operating and financial review”, consists of the following:

(million euro)	31.12.2005	30.06.2006

Current	Non-current	Total	Current	Non-current	Total

A. Cash	1,211		1,211	4,252		4,252
B. Cash equivalent	122		122	226		226
C. Securities available for sale and held-to-maturity investments	903	28	931	392	27	419
D. Liquidity (A+B+C)	2,236	28	2,264	4,870	27	4,897
E. Financial receivables	12	247	259	25	244	269
F. Current financial liabilities due to banks	3,894		3,894	3,148		3,148
G. Non-current financial liabilities due to banks	296	1,926	2,222	283	1,832	2,115
H. Bonds	391	4,948	5,339	91	5,001	5,092
I. Current financial liabilities due to related parties	222		222	127		127
L. Non-current financial liabilities due to related parties		18	18
M. Other current financial liabilities	496		496	448		448
N. Other non-current financial liabilities	46	761	807	50	580	630
O. Gross financial debt (F+G+H+I+L+M+N)	5,345	7,653	12,998	4,147	7,413	11,560
M. Net financial debt (O-D-E)	3,097	7,378	10,475	(748)	7,142	6,394

Securities available for sale and held-to-maturity investments of euro 419 million (euro 931 million at 31 December 2005) are made for non-operating purposes. The item does not include securities available for sale and held-to-maturity investments made for operating purposes of euro 574 million (euro 486 million at 31 December 2005) and primarily concern coverage securities of technical reserves of Padana Assicurazioni SpA for euro 550 million (euro 453 million at 31 December 2005).
Financial receivables of euro 269 million (euro 259 million at 31 December 2005) are made for non-operating purposes. The item does not include financial current receivables made for operating purposes of euro 212 million (euro 480 million at 31 December 2005), of which euro 202 million (euro 475 million at 31 December 2005) given to unconsolidated subsidiaries, joint ventures and affiliates primarily for the realization of industrial plans. Non current financial receivables of euro 244 million (euro 247 million at 31 December 2005) concern for euro 239 million a fixed deposit held by Eni Lasmo Plc as a guarantee of a debt issue (euro 241 million at 31 December 2005).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20 Provisions for contingencies
Provisions for contingencies of euro 7,640 million (euro 7,679 million at 31 December 2005) consisted of the following:

(million euro)	Value at 31.12.2005	Value at 30.06.2006

Provisions for site restoration and abandonment	2,648	2,709
Provisions for environmental risks	2,103	1,975
Loss adjustments and actuarial provisions for Eni’s insurance companies	707	645
Provisions for contract penalties and disputes	534	549
Provisions for revision of selling prices	321	444
Provisions for taxes	309	223
Provisions for restructuring or decommissioning of production facilities	195	199
Provisions for OIL insurance	127	127
Provisions for the use of strategic gas		114
Provisions for losses related to investments	85	80
Provisions for onerous contracts	80	64
Provisions for prize promotion	52	20
Other (*)	518	491
	7,679	7,640

(*)	Each individual amount included herein does not exceed euro 50 million.

Provisions for site restoration and abandonment of euro 2,709 million represent primarily the estimated costs for well-plugging, abandonment and site restoration (euro 2,661 million). The increase of euro 61 million include the initial recognition and the reviews to the estimate of dismantling and restoration of sites recognized as a balancing entry to the asset to which they refer for euro 117 million and financial expense due to the passage of time charged to the profit and loss account for euro 53 million and, as decrease, exchange rate differences on the translation of Financial Statements prepared in currencies other than euro for euro 62 million and deductions of the period corresponding to cash expenditures for euro 43 million.
Provisions for environmental risks of euro 1,975 million represent, primarily, the estimated costs of remediation in accordance with existing laws and regulations, of active production facilities for Syndial SpA (euro 1,331 million), the Refining & Marketing segment (euro 377 million), the Corporate and financial companies aggregate, relating to guarantees issued in relation to investments sold (euro 119 million) and the Gas & Power segment (euro 78 million). The decrease of euro 128 million concern deductions of the period corresponding to cash expenditures for euro 240 million related to Syndial SpA (euro 144 million) and the Refining & Marketing segment (euro 69 million), provisions of the period for euro 134 million primarily related to Syndial SpA (euro 49 million) and the Refining & Marketing segment (euro 43 million) and deductions not corresponding to cash expenditures for euro 1 million.
Loss adjustments and actuarial provisions for Eni’s insurance companies of euro 645 million represent the liabilities accrued for claims on insurance policies underwritten by Padana Assicurazioni SpA. The decrease of euro 62 million concern deductions not corresponding to cash expenditures as regards to the reported accidents for euro 75 million.
Provisions for contract penalties and disputes of euro 549 million are based on Eni’s best estimate of the expected probable liability. The increase of euro 15 million concern provisions of the period for euro 38 million, deductions corresponding to cash expenditures for euro 16 million and deductions not corresponding to cash expenditures for euro 14 million.
Provisions for revision of selling prices of euro 444 million primarily concern the provision for the estimated adverse impact of the application of Decision No. 248/2004 by the Italian Authority for Electricity and Gas affecting the parameters for the upgrading of the raw material component in price formulas for end users (euro 367 million). The increase of euro 123 million concern provisions of the period for euro 190 million and deductions corresponding to cash expenditures for euro 67 million.
Provisions for taxes of euro 223 million primarily include charges for unsettled tax claims to uncertain application of the tax regulation for foreign companies of the Exploration & Production segment (euro 187 million). The decrease of euro 86 million concern deductions corresponding to cash expenditures for euro 51 million and deductions not corresponding to cash expenditures for euro 13 million.
Provisions for restructuring or decommissioning of production facilities of euro 199 million mainly represent the estimated costs related to divestments and facilities closures of the Refining & Marketing segment (euro 162 million).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Provisions for OIL insurance of euro 127 million include the provisions related to the increase of charges that will be paid in the next 5 years period, due by Eni for participation with other oil companies in the mutual insurance of Oil Insurance Ltd, following to the greater number of accidents occurred in 2004 and 2005.
Provisions for the use of strategic gas of euro 114 million concern the margin realized by Stoccaggi Gas Italia SpA from the sale and repurchase of strategic gas to be returned to consumers.
Provisions for losses on investments of euro 80 million represent losses incurred to date in excess of the carrying value of investments. Provisions essentially concern Industria Siciliana Acido Fosforico - ISAF - SpA (euro 32 million), Caspian Pipeline Consortium R - Closed Joint Stock Co (euro 21 million) and Geopromtrans Llc (euro 18 million).
Provisions for onerous contracts of euro 64 million essentially concern Syndial SpA (euro 62 million) and relate to contracts for which the termination or execution costs exceed the benefits arising from that contract. The decrease of euro 16 million concern provisions of the period for euro 8 million and deductions corresponding to cash expenditures for euro 24 million.
Provisions for prize promotion of euro 20 million include the provisions of the Refining & Marketing segment in relation to promotions directed towards the attainment of an increase on sales volumes on the Agip branded network and intended for station operators, for truckers and motorists that perform the fuel fill-up at the “Isole Fai da Te”. The decrease of euro 32 million concern provisions of the period for euro 9 million and deductions corresponding to cash expenditures for euro 41 million.

21 Provisions for employee benefits
Provisions for employee benefits of Eni Group concern indemnities upon termination of employment, pension plans with benefits measured in consideration of the employee’s year compensation preceding the retirement and other benefits.
Provisions for indemnities upon termination of employment essentially concern the provisions for employee termination indemnities (“TFR”), regulated by Article 2120 of the Italian Civil Code. The indemnity is paid out as capital and is determined by the total of the provisions set aside, calculated in consideration of the employee’s compensation during the service period, and revalued until the retirement. Provisions to TFR, considered for the determination of liabilities and costs, are net of the amounts paid to pension funds.
Pension funds concern defined benefit plans of foreign companies located, primarily, in the United Kingdom, Nigeria and Germany. Benefits consist of a return on capital determined on the basis of the length of service and the compensation paid in the last year of service or an average annual compensation paid in a determined period preceding the retirement.
Other benefits essentially concern the supplementary medical reserve for Eni managers (FISDE) and jubilee awards. Liability and costs related to FISDE are calculated on the basis of the contributions paid by the company for the retired managers. Jubilee awards are benefits due following the attainment of a minimum period of service and, regarding to the Italian companies, they consist of a remuneration in kind.
Provisions for employee benefits of euro 1,040 million (euro 1,031 million at 31 December 2005) consisted of the following:

(million euro)	Value at 31.12.2005	Value at 30.06.2006

TFR	577	589
Foreign pensions plan	318	313
Other benefits	136	138
	1,031	1,040

Fund for employee benefits of foreign pensions plan of euro 313 million (euro 318 million at 31 December 2005) includes liabilities of joint ventures operating in exploration and production activities for euro 130 million and euro 124 million at 31 December 2005 and 30 June 2006, respectively; a receivable was recorded against such liability.
Fund for other benefits of euro 138 million (euro 136 million at 31 December 2005) concern primarily FISDE for euro 100 million and jubilee awards for euro 38 million (euro 99 million and euro 29 million at 31 December 2005, respectively).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22 Deferred tax liabilities
Deferred tax liabilities of euro 5,464 million (euro 4,890 million at 31 December 2005) are net of deferred tax assets for which Eni possesses the legal right of offset.

(million euro)	Value at 31.12.2005	Additions	Deductions	Other changes	Value at 30.06.2006

Deferred tax liabilities	4,890	836	(140)	(122)	5,464

Other changes of euro 122 million concern exchange differences due to the translation of Financial Statements prepared in currencies other than euro (euro 222 million) and deductions with a corresponding entry to the reserve of the shareholders’ equity following the valuation at fair value of financial instruments (euro 2 million).
Deferred tax liabilities consisted of the following:

(million euro)	31.12.2005	30.06.2006

Deferred income taxes	8,237	8,811
Deferred income taxes available to be offset	(3,347)	(3,347)
	4,890	5,464
Deferred income taxes not available to be offset	(1,861)	(1,801)
	3,029	3,663

The most significant temporary differences giving rise to net deferred tax liabilities were as follows:

(million euro)	Value at 31.12.2005	Additions	Deductions	Exchange rate differences	Other changes	Value at 30.06.2006

Deferred tax liabilities:
- accelerated tax depreciation on fixed assets	5,855	594	(114)	(191)	38	6,182
- application of the weighted average cost method in evaluation of inventories	649	49	(1)		78	775
- site restoration and abandonment (fixed assets)	349	76	(16)	(9)	(35)	365
- capitalized interest expense	245	4	(9)		1	241
- other	1,139	113		(22)	18	1,248
	8,237	836	(140)	(222)	100	8,811
Deferred tax assets:
- assets revaluation as per Law 342/2000 and 448/2001	(1,096)		40			(1,056)
- site restoration and abandonment (provisions for contingencies)	(1,038)	(64)	19	27	8	(1,048)
- non deductible amortization	(868)	(4)	96	51		(725)
- accruals for doubtful accounts and provisions for contingencies	(839)	(180)	80		(71)	(1,010)
- tax loss carryforwards	(160)	(5)	44	9	(49)	(161)
- other	(1,207)	(26)	69	21	(5)	(1,148)
	(5,208)	(279)	348	108	(117)	(5,148)
Net deferred tax liabilities	3,029	557	208	(114)	(17)	3,663

Deferred tax assets are recognized net of valuation allowance deriving from expected future fiscal profits that are not considered sufficient for the utilization.
No deferred tax liabilities have been recognized in relation to the reserves of consolidated subsidiaries because such reserves are not expected to be distributed (euro 235 million).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23 Other non-current liabilities
Other non-current liabilities of euro 377 million (euro 897 million at 31 December 2005) consisted of the following:

(million euro)	31.12.2005	30.06.2006

Payables related to capital expenditures	597	20
Other payables	170	169
Other liabilities	130	188
	897	377

24 Shareholders’ equity

Minority interest
Minority interest in profit and shareholders’ equity relate to the following consolidated subsidiaries:

Net profit	Shareholders’ equity

(million euro)	First half 2005	First half 2006	31.12.2005	30.06.2006

Snam Rete Gas SpA	164	169	1,158	1,065
Saipem SpA	61	155	915	733
Tigáz Tiszántúli Gázszolgáltató Részvénytársaság	5	2	82	72
Others	3	12	194	161
	233	338	2,349	2,031

Eni shareholders’ equity
Eni shareholders’ equity of euro 37,832 million (euro 36,868 million at 31 December 2005) consisted of the following:

(million euro)	31.12.2005	30.06.2006

Share capital	4,005	4,005
Legal reserve	959	959
Cumulative translation adjustment reserve	941	(78)
Reserve for treasury shares	5,345	7,329
Treasury shares	(4,216)	(5,178)
Other reserves	5,351	133
Retained earnings	17,381	25,387
Net profit for the period	8,788	5,275
Interim dividend	(1,686)
	36,868	37,832

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share capital
At 30 June 2006 Eni SpA had 4,005,358,876 shares (nominal value euro 1 each) fully paid-up (the same amount as of 31 December 2005).
On 25 May 2006 Eni’s Shareholders Meeting decided a dividend distribution of euro 0.65 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2005 dividend of euro 0.45 per share. The cash dividend was made available for payment on 22 June 2006 and the ex-dividend date was 19 June 2006.

Legal reserve
The legal reserve of Eni SpA represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Civil Code.

Cumulative translation adjustment reserve
The cumulative translation adjustment reserve represents exchange differences due to the translation of Financial Statements prepared in currencies other than euro.

Reserve for treasury shares
The reserve for treasury shares of euro 7,329 million (euro 5,345 million at 31 December 2005) contains earnings destined to purchase shares in accordance with the decisions of Eni’s Shareholders’ Meetings.

Treasury shares
Treasury shares amount to euro 5,178 million (euro 4,216 million at 31 December 2005) and consist of 318,643,829 ordinary shares nominal value euro 1 owned by Eni SpA (278,013,975 ordinary shares nominal value euro 1 at 31 December 2005). Treasury shares of euro 221 million (euro 237 million at 31 December 2005), are represented by 15,981,400 shares (17,428,300 shares at 31 December 2005) and are destined to 2002-2004 and 2005 stock option plans (12,781,000 shares) and 2003-2005 stock grant plans (3,200,400 shares). The decrease of 1,446,900 shares consisted of the following:

(million euro)	Stock option	Stock grant	Total

Number of shares at 31 December 2005	14,004,500	3,423,800	17,428,300
- rights exercised	(1,129,000)	(210,500)	(1,339,500)
- rights cancelled	(94,500)	(12,900)	(107,400)
	(1,223,500)	(223,400)	(1,446,900)
Number of shares at 30 June 2006	12,781,000	3,200,400	15,981,400

At 30 June 2006 options and grants outstanding were 12,156,100 shares and 2,903,800 shares, respectively. Options refer to the 2002 stock plan for 616,600 shares with an exercise price of euro 15.216 per share, to the 2003 stock plan for 3,753,500 shares with an exercise price of euro 13.743 per share, to the 2004 stock plan for 3,364,500 shares with an exercise price of euro 16.576 per share and to the 2005 stock plan for 4,421,500 shares with an exercise price of euro 22.512 per share.
Information about commitments related to stock grant and stock option plans is included in Note 27.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other reserves
Other reserves of euro 133 million (euro 5,351 million at 31 December 2005) refer to the reserve for the valuation at fair value of securities available for sale and cash flow hedge derivatives of euro 30 million (euro 35 million at 31 December 2005). The decrease of other reserves essentially refers to the reclassification of euro 5,218 million from Eni distributable reserve to retained earnings. The valuation at fair value of securities available for sale and cash flow hedge derivatives consists of the following:

Securities available for sale	Cash flow hedge derivatives	Total

(million euro)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve

Reserve as of 1 January 2005	19	(6)	13				19	(6)	13
Changes of the year 2005	8	(2)	6	27	(11)	16	35	(13)	22
Reserve as of 31 December 2005	27	(8)	19	27	(11)	16	54	(19)	35
Changes of the first half 2006	(7)	2	(5)				(7)	2	(5)
Reserve as of 30 June 2006	20	(6)	14	27	(11)	16	47	(17)	30

Distributable reserves
At 30 June 2006 Eni shareholders’ equity included distributable reserves for approximately euro 29,700 million, a portion of which is subjected to taxation upon distribution. Deferred tax liabilities have been recorded in relation to the reserves expected to be distributed (euro 40 million).

Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity

Net profit	Shareholders’ equity

(million euro)	First half 2005	First half 2006	31.12.2005	30.06.2006

As recorded in Eni SpA’s Financial Statements	4,117	5,455	26,872	28,973
Difference between the equity value of individual accounts of consolidated subsidiaries with respect to the corresponding book value in consolidated accounts	145	115	13,701	13,287
Consolidation adjustments:
- difference between purchase cost and underlying book value of net equity	(22)	(1)	1,902	1,038
- elimination of tax adjustments and compliance with group accounting policies	661	287	(1,528)	(2,021)
- elimination of unrealized intercompany profits	(14)	(98)	(2,677)	(2,774)
- deferred taxation	(270)	(201)	849	1,178
- other adjustments	(41)	56	98	182
	4,576	5,613	39,217	39,863
Minority interest	(233)	(338)	(2,349)	(2,031)
As recorded in Consolidated Financial Statements	4,343	5,275	36,868	37,832

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25 Guarantees, commitments and risks

Guarantees
Guarantees of euro 13,574 million (euro 12,862 million at 31 December 2005) consisted of the following:

31.12.2005	30.06.2006

(million euro)	Unsecured guarantees	Other guarantees	Secured guarantees	Total	Unsecured guarantees	Other guarantees	Secured guarantees	Total

Consolidated companies		5,839		5,839		5,917	5,917
Unconsolidated subsidiaries	4	203		207	4	203	207
Affiliated companies and joint ventures	4,900	1,772	40	6,712	5,567	1,766	7,333
Others	64	40		104	65	52	117
	4,968	7,854	40	12,862	5,636	7,938	13,574

Guarantees given on behalf of consolidated companies of euro 5,917 million (euro 5,839 million at 31 December 2005) consist primarily of: (i) guarantees given to third parties relating to bid bonds and performance bonds for euro 3,227 million (euro 3,057 million at 31 December 2005), of which euro 2,429 million related to the Oilfield Services Construction and Engineering segment (euro 2,397 million at 31 December 2005); (ii) VAT recoverable from tax authorities for euro 1,386 million (the same amount as of 31 December 2005); (iii) insurance risk for euro 250 million reinsured by Eni (euro 298 million at 31 December 2005). At June 2006 the underlying commitment covered by such guarantees was euro 5,615 million (euro 5,491 million at 31 December 2005).
Unsecured guarantees, other guarantees and secured guarantees given on behalf of unconsolidated subsidiaries of euro 207 million (the same amount as of 31 December 2005) consisted of unsecured guarantees, letters of patronage and other guarantees given to commissioning entities relating to bid bonds and right execution of projects for euro 192 million (euro 165 million at 31 December 2005). At 30 June 2006, the underlying commitment covered by such guarantees was euro 111 million (euro 145 million at 31 December 2005).
Unsecured guarantees, other guarantees and secured guarantees given on behalf of joint ventures and affiliated companies of euro 7,333 million (euro 6,712 million at 31 December 2005) primarily concerned: (i) a guarantee of euro 5,561 million (euro 4,894 million at 31 December 2005) given by Eni SpA to Treno Alta Velocità - TAV - SpA for the proper and timely completion of a project relating to the Milano-Bologna train link by the Consorzio Eni per l’Alta Velocità - Cepav Uno (Eni 50.4%); consortium members, excluding unconsolidated subsidiaries, gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) unsecured guarantees and others given to banks in relation to loans and lines of credit received for euro 1,239 million (euro 1,360 million at 31 December 2005), of which euro 784 million related to a contract released by Snam SpA (now merged into Eni SpA) on behalf of Blue Stream Pipeline Co BV (Eni 50%) to a consortium of financing institutions (euro 844 million at 31 December 2005). The decrease of euro 60 million of the contract released on behalf of Blue Stream Pipeline Co BV concerned exchange rate differences; (iii) unsecured guarantees and others given to commissioning entities relating to bid bonds and right execution of projects for euro 263 million (euro 274 million at 31 December 2005); (iv) performance guarantees of euro 62 million given on behalf of Unión Fenosa SA and Unión Fenosa Gas SA (Eni 50%) in relation to contractual commitments related to the results of operations of subsidiaries of Unión Fenosa Gas SA (the same amount as of 31 December 2005). At 30 June 2006, the underlying commitment covered by such guarantees was euro 2,835 million (euro 2,938 million at 31 December 2005).
Other guarantees given on behalf of third parties of euro 117 million (euro 104 million at 31 December 2005) consist primarily of guarantees given by Eni SpA to banks and other financing institutions in relation to loans and lines of credit for euro 91 million on behalf of minor investments or companies sold (euro 92 million at 31 December 2005). At 30 June 2006 the underlying commitment covered by such guarantees was euro 103 million (euro 75 million at 31 December 2005).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Commitments and contingencies
Commitments and contingencies euro 1,318 million (euro 1,655 million at 31 December 2005) consisted of the following:

(million euro)	31.12.2005	30.06.2006

Commitments
Purchase of assets	219	5
Other	220	220
	439	225
Risks	1,216	1,093
	1,655	1,318

Obligations for purchases and sales of assets of euro 5 million decreased of euro 214 million. Such decrease was due: (i) the extinguishment of the placement on the market of securities managed by Sofid Sim SpA. This company sold Italian Government bonds to investors and simultaneously entered into interest rate swaps with such investors wherein it received the rate of interest on such Italian Government bonds and paid a floating rate of interest linked to Euribor. Such investors could sell their securities back to Sofid Sim SpA at any time at par value plus related interest with the simultaneous cancellation of the related swaps (euro 116 million). The operation ended on 1 January 2006 following the expiry of the government bonds; (ii) to the acquisition from ESPI - Ente Siciliano per la Promozione Industriale (in liquidation) of 50% of the capital share of Siciliana Gas SpA and 1 share of Siciliana Gas Vendite SpA (euro 98 million).
Other commitments of euro 220 million (the same amount as of 31 December 2005) are essentially related to a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest, also on account of Shell Italia E&P SpA, euro 189 million in the future in connection with Eni’s development plan of oil fields in Val d’Agri (euro 193 million at 31 December 2005).
Risks of euro 1,093 million (euro 1,216 million at 31 December 2005) primarily concern potential risks associated with the value of assets of third parties under the custody of Eni for euro 696 million (euro 794 million at 31 December 2005) and contractual assurances given to acquirors of certain investments and businesses of Eni for euro 377 million (euro 402 million at 31 December 2005).

Management of risks

FOREWORD
The main risks identified and managed by Eni were the following:
(i) market risks deriving from the exposure to the fluctuations of interest rates, of exchange rates between the euro and the other currencies used by the company, as wells as the volatility of commodity prices;
(ii) the credit risk deriving from the possible default of a counterparty;
(iii) the liquidity risk deriving from the lack of financial resources to face short time commitments;
(iv) the operation risk deriving from the occurrence of accidents, malfunctioning, failures with damage to persons and the environment affecting operating and financial results;
(v) country risk in oil & gas activities.

MARKET RISK
Market risks include exchange rate risk, interest rate risk, commodity risk. Their management follows a set of guidelines and procedures that concentrate the treasury function in two captive finance companies operating in the Italian and international financial markets.
In particular, the financial company operating on the domestic market (Enifin) manages all the transactions concerning currency exchange and derivatives. The risk of commodity prices is managed by each business unit while Enifin manages the negotiation of hedging derivatives. In order to minimize market risk related to changes in interest rates, exchange rates and commodity prices, Eni enters into financial and commodity hedging contracts for the purpose of reducing its exposure to market risk. Eni does not enter into derivative transactions on a speculative basis.
Eni’s Board of Directors has defined a policy that requires the Treasury Department of Eni SpA to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by Eni’s finance companies. Such policy also defines the eligible counterparties in derivative transactions. Eni’s Treasury Department is responsible for monitoring compliance with Eni’s policy, as well as the correlation between the indicators adopted for measuring of the tolerable risk level, the portfolio of financial

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

instruments and market conditions. Eni’s operating subsidiaries are required to reduce foreign exchange rate risk to a minimum level by coordinating their operations with such finance companies.
As far as interest rate and foreign exchange rate risks are concerned, the calculation and measurement techniques followed by Eni’s finance companies are in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by such companies is more conservative than that defined by the Basel Committee.
Eni’s guidelines for the management of commodity risk contain maximum limits to the price risk deriving from trading activities. Directions in this area are entrusted to a commodity risk assessment team, while the treasury department controls the respect of said limits and the development and updating of methodologies followed.

EXCHANGE RATE RISK
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (in particular the US dollar) and by the time lag existing between the recording of costs and revenues denominated in currencies other than the functional currency and their realization (transaction exchange rate risk). An appreciation of the US dollar versus the euro generally has a positive impact on Eni’s results of operations and vice versa.

INTEREST RATE RISK
Variations in interest rates affect the market value of assets and liabilities of the company and its net borrowings.

COMMODITY RISK
Eni’s results of operations are affected by changes in the prices of products and services sold. A decrease in oil prices generally has a negative impact on Eni’s results of operations and vice versa.

CREDIT RISK
Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group’s normal commercial operations is controlled by individual operating units within Group-approved guidelines. Eni’s financial companies follow guidelines approved by Eni’s treasury department on the choice of highly credit-rated counterparties in their use of financial and commodity instruments, including derivatives. Eni has not experienced material non-performance by any counterparty. As of 30 June 2006 Eni has no significant concentrations at credit risk.

LIQUIDITY RISK
Liquidity risk is the risk that suitable sources of funding for the Group’s business activities may not be available. The Group has access to a wide range of funding at competitive rates through the capital markets and banks. The Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.

OPERATION RISKS
Eni’s activities present industrial and environmental risks and are therefore subject to extensive government regulations concerning environmental protection and industrial security in most countries. For example, in Europe, Eni operates industrial plants such as refineries and petrochemical complexes that meet the criteria of the European Union Seveso II directive for classification as high risk sites.
The broad scope of Eni’s activities involves a wide range of operational risks such as those of explosion, fire or leakage of toxic products, production of non biodegradable waste.
All these events could possibly damage or even destroy wells as well as related equipment and other property, cause injury or even death to persons or cause environmental damage. In addition, since exploration and production activities may take place on sites that are ecologically sensitive (tropical forest, marine environment, etc.), each site requires a specific approach to minimize the impact on the related ecosystem, biodiversity and human health.
Eni adopted the most stringent standards for the evaluation and management of industrial and environmental risks, complying with local and international best practices and standards. Business units evaluate through specific procedures the related industrial and environmental risks in addition to taking account the regulatory requirements of the countries where these activities are located.
Since 2003, Eni has introduced a Model of management system, a general procedure to be applied in all its operating sites, based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

towards the prevention of risks, the systematic monitoring and control of HSE performance in a continuous improvement cycle subject also to audits by internal and independent experts. At 31 December 2005 six system audits had been performed and four are planned for 2006.
Any environmental emergency is managed by business units locally with their own organization under preset reaction plans to foreseeable events aimed at limiting damage and at activating adequate responses.
Eni has two emergency rooms (at Milan and Rome) provided with real time monitoring systems for the collection of data on georeferenced maps for all Eni sites and logistics worldwide. In addition to its own emergency teams, Eni entered agreements with international agencies in order to maximize its ability to react in all its operating sites.
At year-end 2005 Eni employed over 2,000 full time equivalent employees in HSE activities, prevention of environmental risk, safety and health.

COUNTRY RISK
Substantial portions of Eni’s hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American countries.
At 31 December 2005, approximately 73% of Eni’s proved hydrocarbons reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supply comes from countries outside the EU and North America. In 2005, approximately 60% of Eni’s domestic supply of natural gas came from such countries. Negative developments in the economic and political framework of these countries can compromise temporarily or permanently Eni’s ability to operate economically and to have access to said reserves.
Eni monitors constantly the political, social and economic risk of the approximately 100 countries where it invested or intends to invest with special attention to the evaluation of upstream investments. Country risks are mitigated by means of appropriate guidelines for risk management that Eni defined in its procedure for project risk assessment and management.

Legal proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Based on information available to date, and taking account of the existing risk provisions, Eni believes that the foregoing will not have an adverse effect on Eni’s consolidated financial statements.
Following is a description of the most significant proceedings currently pending for which a material development has occurred with respect to 2005 financial statements, also including new proceedings arisen in the period, as well as settled proceedings. Unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision can not be estimated reliably.

Environment

ENI SPA
In 2000, the public prosecutor of Gela started an investigation on alleged prohibited emissions from the refinery of Gela, which are purported to have had negative effects on the health of a number of citizens of Gela, and on a lack of declaration of such emissions in violation of Presidential Decree No. 203 of 1988. The investigation ended with an action for events that have occurred since 1997. The Municipality of Gela, the Province of Caltanissetta and others filed civil claims in this proceeding and requested the payment of compensatory damages for a total of euro 878 million. With Decision No. 392 of 3 July 2006, the Court of Gela stated that alleged offenses were barred by statute of limitations.

In relation to the investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration, on 21 May 2004, following the decision of the Court of Rovigo, the Nucleo Operativo Ecologico dei Carabinieri of Venice placed under preliminary seizure the Dosso degli Angeli, Angela/Angelina - Ravenna Mare Sud fields and the related wells and platforms. On 10 June 2004 the Court responded to the claim filed by Eni and lifted the seizure of the Angela/Angelina - Ravenna Mare Sud fields and related wells and platforms. On 10 March 2005, the Court of Cassation confirmed this decision. Eni believes it has always acted in full compliance with existing laws under the required authorizations. Taking account of the observations of the consultants of the Court of Rovigo on which the Public Prosecutor based his case, Eni constituted an independent and interdisciplinary scientific commission, chaired by Prof. Enzo Boschi, professor of seismology at the Università degli Studi di

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Bologna and chairman of the Istituto nazionale di geofisica e vulcanologia, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration, with the aim of verifying the size and the effects and any appropriate actions to reduce or to neutralize any subsidence phenomenon in the Ravenna and North Adriatic area both on land and in the sea. The commission produced a study which denies the possibility for any risk for human health and for damage to the environment. It also states that no example is known anywhere in the world of accidents that caused harm to the public safety caused by subsidence induced by hydrocarbon production. The study also shows that Eni employs the most advanced techniques for the monitoring, measuring and control of the soil. On 11 May 2006 the Court of Rovigo accepted as plaintiffs the Veneto Region, the Ente Parco della Provincia del Po, the Ferrara Province, the Venice Province, the city of Venice, the city of Comacchio, the Rovigo Province and two private entities. Eni was accepted as a defendant. The Court of Rovigo rejected the accusation of environmental disaster, which would not have occurred according to the Court, turning the alleged offense into a peril of disaster. Accordingly the proceeding was transferred to the Court of Adria, where the first hearing has been scheduled for 31 October 2006.

ENIPOWER SPA
In autumn 2004 the Public Prosecutor of Rovigo started an investigation for alleged offenses related to unauthorized waste management activities in Loreo relating to samples of the soil used in the construction of the new EniPower’s power station in Mantova.
The Public Prosecutor requested a judgment against EniPower’s CEO and the manager of the plant at the time of the alleged offense. A preliminary hearing has been set for November 2006.

POLIMERI EUROPA SPA
Before the Court of Gela one criminal action took place relation to the alleged violation on part of Eni of environmental regulations on waste management concerning the ACN plant and the disposal of FOK residue deriving from the steam cracking process. The defendant was found guilty and a damage payment of immaterial amount in first instance was recognized to an environmental association acting as plaintiff. The sentence was passed to the civil court for the quantification of any further damage and claim. Eni appealed the Court’s decision.

Other judicial or arbitration proceedings

ENI SPA
PROCEEDING OF THE ANTITRUST AUTHORITY ON SUPPLIES OF JET FUEL
With a decision of 9 December 2004, the Italian Antitrust Authority started an inquiry on the distribution of jet fuel against six Italian companies, including Eni and some of its subsidiaries, that store and load jet fuel in the Rome Fiumicino, Milan Linate and Milan Malpensa airports. The inquiry intends to ascertain the existence of alleged limitations to competition as oil companies would agree to divide among themselves the supplies to airlines. On 22 December 2005, the Authority notified the preliminary results of the inquiry concerning: (i) information flows to oil companies related to the functioning of shared storage and uploading companies; (ii) barriers to the entrance of new competitors; and (iii) the price of jet fuel is higher than on other European markets. On 20 June 2006, the Antitrust notified Eni the final decision of this proceeding and fined Eni by an amount of euro 117 million. The Antitrust fined other oil companies involved in the matter. Eni is preparing the claim against this decision to be filed before the administrative court of Lazio.

TRANS TUNISIAN PIPELINE CO LTD (TTPC)
In April 2006, Eni filed a claim before the Regional Administrative Court of Lazio against the decision of the Antitrust Authority of 15 February 2006 that stated that Eni’s behavior pertaining to implementations of plans for the upgrading of the TTPC pipeline for importing natural gas from Algeria represented an abuse of dominant position under Article 82 of the European Treaty and fined Eni. The original fine amounted to euro 390 million and was reduced to euro 290 million in consideration of Eni’s commitment to perform actions favoring competition among which the upgrading of said gasline (for further details see Eni’s Annual Report, Operating Review, Gas & Power). Eni has accrued a provision of the same amount as the fine. The hearing for discussing this appeal is set for 22 November 2006.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

INQUIRY OF THE AUTHORITY FOR ELECTRICITY AND GAS ON THE USE OF STORAGE CAPACITY CONFERRED IN 2004-2005 AND 2005-2006
With Decision No. 37 of 23 February 2006, the Authority for Electricity and Gas started an inquiry on a few natural gas selling companies, among which Eni, with reference to an allegedly excessive use of storage capacity in years 2004-2005 and 2005-2006. The conclusion of the inquiry, which could possibly lead to a fine, is expected before the end of 2006.

Settled legal proceedings

Environment

SYNDIAL SPA (FORMER ENICHEM SPA)
In 1997, an action was commenced before the Court of Venice concerning the criminal charges brought by the Venice public prosecutor for alleged mismanagement of the Porto Marghera plant starting in the 1970s until 1995 and for the alleged pollution and health damage resulting therefrom. Defendants included certain employees of Eni which has been managing the Porto Marghera plant since the beginning of the eighties. On 2 November 2001, the Court of Venice acquitted all defendants. The appeal against the decision was presented by the public prosecutor, the State Attorney on behalf of the Ministry of Environment and the Council of Ministers, 5 public entities, 12 associations and other entities and 48 individual persons. On 15 December 2004 the Venice Court of Appeals confirmed the preceding judgment, changing only some marginal parts. As concerns some defendants, the Court of Appeals decided not to proceed due to the statute of limitations for some crimes, while it confirmed the preceding judgment for the other matters. On 19 May 2006, the Court of final instance, before which plaintiffs appealed the decision of the Court of Appeals, acquitted all defendants stating that pollution and mismanagement of the plant occurred before the eighties and consequently Eni and its employees could not be deemed responsible for that. In January 2006 Eni settled this matter with the Council of Ministers and the Ministry for the Environment paying an amount of euro 40 million. Under terms of the settlement, the latter will abstain from the recourse to the Court of final instance and will not act on any other environmental damage concerning the management of Porto Marghera until the date of the settlement. Eni had already recorded a provision for this matter which was sufficient to cover the amount of the settlement.

Tax proceedings

ENI DACIÓN BV
In August 2005, the internal revenue service of Venezuela served to Eni Dación BV four formal assessment on income taxes for the years 2001 to 2004 that, by excluding the deductibility of certain costs: (i) annul the losses recorded for the periods amounting to a total of bolivar 910 billion (corresponding to $425 million); (ii) determine for the same periods a taxable income amounting to a total of bolivar 115 billion (corresponding to $54 million); and (iii) request a tax amounting to bolivar 52 billion (corresponding to $24 million) determined by applying a 50% tax rate rather than the 34% rate applied to other companies performing activities analogous to those of Eni Dación BV. In particular it excluded the deductibility of: (i) interest charges due to other Eni Group companies that provided loans denominated in U.S. dollars; and (ii) exchange rate losses recorded in the Financial Statements and related to such loans resulting from the devaluation of the Venezuelan currency. The formal assessments served have a preliminary nature and do not request immediate payment nor do they specify the amount of a fine (from 10 to 250%) and of interest (average rate for the period approximately 23%). Eni Dación filed a claim for the cancellation of the assessment. In the 2005 accounts, Eni recorded a specific provision for this matter. In April 2006 the appeal was rejected and the final tax assessment was issued. The final tax assessment: (i) substantially confirmed the preliminary assessments, although reducing the originally assessed income tax liability to bolivar 39 billion ($18 million); and (ii) imposed fines and late payment interests of bolivar 84 billion ($39 million). Eni Dación BV presented a further administrative appeal before the expiration of the time limit for filing a judicial tax appeal, thereby obtaining a reduction of the overall amount from bolivar 148 billion ($69 million) to bolivar 52 billion ($24 million) including taxes in the amount of bolivar 12.5 billion ($6 million) and fines and late payment interest in the amount

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

of bolivar 39.5 billion ($18 million). In order to avoid further charges deriving from the increase of the corresponding fines and late payment interest, Eni Dación BV paid the newly assessed amount in May 2006, thereby reaching a settlement. Consistently, Eni Dación BV filed an integrative income tax return for year 2005, considering the new tax bases for years 2001 to 2004, and paid accordingly bolivar 128 billion ($60 million) of income taxes and bolivar 4.4 billion ($2 million) of fines and late payment interest.

Other commitments and risks not included in the balance sheet
Commitments regarding long-term natural gas supply contracts stipulated by Eni, which contain take-or-pay clauses, are included in “Operating Review - Gas & Power” in the Operating and financial review in the Consolidated Financial Statement, which is considered an integral part of these Notes.
Parent company guarantees given relating to contractual commitments for hydrocarbon exploration and production activities, quantified on the basis of the capital expenditures to be made, amount to euro 4,462 million (euro 5,052 million at 31 December 2005).
With effective date 1 April 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) informed Eni Dación BV of the termination the service contract governing activities at the Dación oil field where Eni acted as a contractor. As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA. Eni proposed to PDVSA to agree on terms in order to recover the fair value of its Dación assets. If negotiations do not respond successfully to Eni’s expectations, any legal action will be considered in order to defend vigorously Eni’s claims in Venezuela. Eni believes it has the right to be entitled to a compensation proportioned to the fair value of the relevant assets as consequence of the expropriation following the unilateral cancellation. This compensation, according to internaI evaluations and evaluations made by qualified independent oil engineers companies, should not be lower than the book value of assets (euro 654 million) which has not been impaired. In 2005 and in the first quarter of 2006, oil production from the Dación field averaged approximately 60 kbbl/d and booked reserves amounted to 175 million barrels.
Algeria is currently reviewing the fiscal regime applicable to oil companies. With regard to the legislative text already enacted, fiscal terms applicable to existing PSAs to which foreign oil companies are parties have not been modified directly. Nevertheless, Sonatrach, the State oil company, intends to renegotiate the economic terms of certain PSAs to which Eni or other Eni’s co-venture partners are a party. According to Sonatrach, renegotiation of contractual terms is necessary in order to restore the economics of such contracts which have been altered by the new fiscal charges that Sonatrach is incurring. At present management is not able to foresee the final outcome of such renegotiations. In addition, the government of Algeria has recently adopted a legislative text amending the existing hydrocarbon law to, among other things, impose a windfall profit tax on foreign oil companies parties of existing PSAs to the extent that oil prices exceed $30 per barrel. The amendments will have to be ratified by the Parliament and enacted through implementing regulations. At present Eni’s management is not able to estimate any additional fiscal charge that Eni may incur.
Under the convention signed on 15 October 1991 by TAV SpA and CEPAV Due, Eni committed to guarantee the execution of design and construction of the works assigned to the CEPAV Consortium (to which it is a party) and guaranteed to TAV the correct and timely execution of all obligations indicated in the convention in a subsequent integration deed and in any further addendum or change or integration to the same. The regulation of CEPAV Due contains the same obligations and guarantees contained in the CEPAV Uno agreement.
A guarantee for euro 262 million (euro 282 million at 31 December 2005) to Cameron LNG provided on behalf of Eni USA Gas Marketing Llc (Eni Petroleum Co Inc’s interest 100%) for the regasification contract entered into on 1 August 2005. This guarantee is subject to a suspension clause and will come in force when the regasification service starts in a period included between 1 October 2008 and 30 June 2009.
Non-quantifiable risks related to contractual assurances given to acquirors of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its Consolidated Financial Statements.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Environmental regulations
Relating to the impact that environmental regulations could have on Eni’s activities, no significant changes were recorded compared with what indicated in the consolidated financial statements of Eni at 31 December 2005.

Emission trading
Law No. 316 of 30 December 2004 which converted Law Decree No. 237/2004 implementing European directive 2003/87/EC which establishes a system for emission trading. From 1 January 2005 this European emission trading scheme is in force and on this matter on 24 February 2006 the Ministry of the Environment published a decree defining emission permits for the 2005-2007 period. In particular Eni was assigned permits corresponding to 65.2 million tonnes of carbon dioxide (of which 22.4 for 2005, 21.4 for 2006 and 21.4 for 2007). In 2005 emissions of carbon dioxide from Eni’s plants were lower than permits assigned.

26 Revenues
The following is a summary of the main components of “Revenues”. More information about changes in revenues is included in the “Financial review” of the “Operating and financial review”.
Net sales from operations are as follows:

(million euro)	First half 2005	First half 2006

Net sales from operations	33,703	43,668
Change in contract work in progress	398	655
	34,101	44,323

Net sales from operations are net of the following items

(million euro)	First half 2005	First half 2006

Excise tax	6,872	6,814
Exchanges of oil sales (excluding excise tax)	1,027	1,442
Exchanges of other products	52	57
Services billed to joint venture partners	665	641
Sales to service station managers for sales billed to holders of credit card	632	735
	9,248	9,689

Net sales from operations by industry segment and geographic area of destination are presented in Note 32.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other income and revenues
Other income and revenues are as follows:

(million euro)	First half 2005	First half 2006

Gains from sale of assets	11	72
Lease and rental income	48	46
Contract penalties and other trade revenues	25	25
Compensation for damages	41	4
Other proceeds (*)	192	225
	317	372

(*)	Each individual amount included herein does not exceed euro 25 million.

27 Operating expenses
The following is a summary of the main components of “Operating expenses”. More information about changes in operating expenses is included in the “Financial review” of the “Operating and financial review”.

Purchases, services and other
Purchases, services and other include the following:

(million euro)	First half 2005	First half 2006

Production costs-raw, ancillary and consumable materials and goods	16,210	22,808
Production costs-services	4,204	4,906
Operating leases and other	948	932
Net provisions for contingencies	503	479
Other expenses	465	586
	22,330	29,711
less:
- capitalized direct costs associated with self-constructed assets	(337)	(328)
	21,993	29,383

Production costs-services brokerage include fees for euro 10 million (euro 6 million at in the first half of 2005).
Costs for research and development that do not meet the requirements to be capitalized amount to euro 99 million (euro 94 million in the first half of 2005).
Operating leases and other include royalties on hydrocarbons extracted for euro 456 million (euro 433 million in the first half of 2005).
Provisions for contingencies are net of deductions not corresponding to cash expenditures and concern in particular provisions for the revision of selling prices for euro 190 million, provisions for environmental risks for euro 133 million (euro 65 million in the first half of 2005), provisions for the use of strategic gas for euro 114 million, provisions for contract penalties and disputes for euro 24 million (euro 58 million in the first half of 2005) and deductions not corresponding to cash expenditures of loss adjustments and actuarial provisions for euro 75 million (euro 170 million of provisions in the first half of 2006).

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Payroll and related costs
Payroll and related costs are as follows:

(million euro)	First half 2005	First half 2006

Wages and salaries	1,205	1,294
Social security contributions	331	328
Cost related to defined benefit plans	95	124
Other costs	78	84
	1,709	1,830
less:
- capitalized direct costs associated with self-constructed assets	(75)	(94)
	1,634	1,736

Stock compensation
With the aim of improving motivation and loyalty of the managers of Eni SpA approved plans for the granting of Eni shares and stock options to Eni managers. No significant changes to general conditions and other information were recorded compared with what reported in the consolidated financial statements of Eni at 31 December 2005. At 30 June 2006 Eni SpA did not approved new plans for the granting of Eni shares and stock options to Eni managers.

Average number of employees
The average number of employees of the companies included in the scope of consolidation by type was as follows:

(units)	First half 2005	First half 2006

Senior managers	1,746	1,736
Junior managers	10,651	10,817
Employees	34,866	34,574
Workers	24,185	25,167
	71,448	72,294

The average number of employees is calculated as half of the total of the number of employees at the beginning and at the end of the period. The average number of senior managers includes managers employed and operating in foreign countries, whose position is comparable to a senior manager status.

Depreciation, amortization and impairments
Depreciation, amortization and impairments consist of the following:

First half 2005	First half 2006

Depreciation and amortization:
- tangible assets	2,107	2,346
- intangible assets	365	502
	2,472	2,848
Impairments:
- tangible assets	156	141
- intangible assets	3	47
	159	188
less:
- direct costs associated with self-constructed assets	(1)	(2)
	2,630	3,034

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28 Financial income (expense)
Financial income (expense) consists of the following:

(million euro)	First half 2005	First half 2006

Income (expense) on derivatives	(375)	334
Income from financial receivables	59	45
Net interest due to banks	(29)	22
Financial expense capitalized	89	48
Net income from securities	16	11
Interest on tax credits	7	7
Financial expense due to the passage of time (1)	(53)	(45)
Interest and other financial expense on ordinary bonds	(131)	(138)
Exchange differences, net	229	(143)
Other financial expense, net	(20)	10
	(208)	151

(1)	The item concern the increase of provisions for contingencies that are indicated at an actualized value in non-current liabilities.

Income (expense) on derivatives consists of the following:

(million euro)	First half 2005	First half 2006

Derivatives on exchange rate	(260)	248
Derivatives on interest rate	(65)	89
Derivatives on commodities	(50)	(3)
	(375)	334

The increase in income (expense) from derivatives of euro 709 million is primarily due to the application of IAS 39 which requires that derivatives be stated at fair value and the effects charged to the profit and loss account, instead of being connected with the economic effects of the hedged transactions. Such derivatives, in fact, do not meet the conditions required by IFRS to be qualified as hedging instruments. Also the decrease in net exchange differences of euro 372 million is primarily due to the application of IAS 39, because the effect of the translation at period end of assets and liabilities denominated in currencies other than functional currency is not compensated by the effect of the translation at period end of the commitments for derivatives contracts.

29 Income (expense) from investments

Effects of investments accounted for using the equity method
Effects of investments accounted for using the equity method consist of the following:

(million euro)	First half 2005	First half 2006

Gains from investments accounted for using the equity method	379	457
Losses from investments accounted for using the equity method	(15)	(77)
	364	380

More information about gains and losses from investments accounted for using the equity method is presented in Note 11.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other income (expense) from investments
Other income (expense) from investments consisted of the following:

(million euro)	First half 2005	First half 2006

Dividends	17	57
Gains on disposals	17	25
Losses on disposals	(7)
Other income (expense), net	22	5
	49	87

The gains on disposals of euro 25 million primarily concern the sale of Fiorentina Gas SpA and Toscana Gas SpA (euro 17 million).

30 Income tax expense
Income tax expense consisted of the following:

(million euro)	First half 2005	First half 2006

Current taxes:
- Italian subsidiaries	807	1,079
- foreign subsidiaries	2,309	3,703
	3,116	4,782
Net deferred taxes:
- Italian subsidiaries	446	217
- foreign subsidiaries	228	548
	674	765
	3,790	5,547

In the first half of 2006 the effective tax rate was 49.7% (45.3% in the first half of 2005) compared with a statutory tax rate of 37.7% (37.8% in the first half of 2005), calculated by applying a 33% tax rate (Ires) to profit before income taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The difference between the statutory and effective tax rate was due to the following factors:

(%)	First half 2005	First half 2006

Statutory tax rate	37.8	37.7
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	7.8	11.5
- permanent differences	(0.4)	(0.2)
- other	0.1	0.7
	7.5	12.0
	45.3	49.7

31 Earnings per share
Basic earnings per share is calculated by dividing “Net profit” of the period by the weighted-average number of shares issued and outstanding during the period, excluding treasury shares.
The weighted-average number of shares used for the calculation of the basic earnings per share was 3,765,702,489 and 3,713,337,496 in the first half of 2005 and 2006, respectively.
Diluted earnings per share is calculated by dividing “Net profit” of the period by the weighted-average number of shares issued and outstanding during the period, excluding treasury shares, including shares that could be issued potentially.
At 30 June 2005 and 2006, shares that could be issued potentially concern essentially shares granted under stock grant and stock option plans. The number of shares outstanding used for the calculation of the diluted earnings per share was 3,769,218,779 and 3,717,167,774 in the first half of 2005 and 2006, respectively.
Reconciliation of the average number of shares outstanding used for the calculation of the basic and diluted earning per share is as follows:

First half 2005	First half 2006

Average number of shares used for the calculation of the basic earnings per share		3,765,702,489	3,713,337,496
Number of potential shares following stock grant plans		1,452,613	1,762,609
Number of potential shares following stock options plans		2,063,677	2,067,669
Average number of shares used for the calculation of the diluted earnings per share		3,769,218,779	3,717,167,774
Eni’s net profit	(million euro)	4,343	5,275
Basic earning per share	(euro per share)	1.15	1.42
Diluted earning per share	(euro per share)	1.15	1.42

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32 Information by industry segment and geographic financial information

Information by industry segment

(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Elimination	Total

First half 2005
Net sales from operations (a)	10,054	11,162	14,747	2,999	2,633	439	562
Less: intersegment sales	(6,335)	(245)	(479)	(326)	(382)	(288)	(440)
Net sales to customers	3,719	10,917	14,268	2,673	2,251	151	122		34,101
Operating profit	5,349	2,155	865	216	112	(259)	(211)	(66)	8,161
Provisions for contingencies	16	83	110	7	11	54	222		503
Depreciation, amortization and writedowns	1,824	344	232	77	85	17	51		2,630
Effects of investments accounted for using the equity method		208	88	1	67				364
Identifiable assets (b)	27,418	19,192	10,165	2,808	4,936	526	1,377		66,422
Investments accounted for using the equity method	287	1,931	841	17	379	30			3,485
Identifiable liabilities (c)	5,718	3,412	4,613	610	2,973	1,810	1,966		21,102
Capital expenditures	2,220	521	216	52	137	8	52		3,206
First half 2006
Net sales from operations (a)	14,459	14,933	19,446	3,340	3,080	465	605
Less: intersegment sales	(9,623)	(377)	(628)	(321)	(311)	(290)	(455)
Net sales to customers	4,836	14,556	18,818	3,019	2,769	175	150		44,323
Operating profit	8,398	1,907	455	69	211	(216)	(142)	(140)	10,542
Provisions for contingencies	143	255	76	19	(1)	58	(71)		479
Depreciation, amortization and writedowns	2,252	371	220	61	87	8	37	(2)	3,034
Effects of investments accounted for using the equity method	26	268	94	1	57	(1)	(65)		380
Identifiable assets (b)	28,294	20,339	12,329	2,933	5,939	393	1,251	(673)	70,805
Investments accounted for using the equity method	267	2,257	937	18	360	47			3,886
Identifiable liabilities (c)	6,874	5,024	5,518	646	3,419	1,900	2,170		25,551
Capital expenditures	2,114	410	232	34	224	14	26		3,054

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly related to the generation of operating profit.
(c)	Includes liabilities directly related to the generation of operating profit.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Intersegment sales are conducted on an arm’s length basis.

Geographic financial information

ASSETS AND INVESTMENTS BY GEOGRAPHIC AREA OF ORIGIN

(million euro)	Italy	Other EU	Rest of Europe	Americas	Asia	Africa	Other areas	Total

First half 2005
Identifiable assets (a)	34,474	8,107	2,773	2,338	5,356	12,805	569	66,422
Capital expenditures	996	212	189	147	618	1,008	36	3,206
First half 2006
Identifiable assets (a)	35,039	9,755	3,113	2,958	6,079	13,274	587	70,805
Capital expenditures	876	336	162	276	481	900	23	3,054

(a)	Includes assets directly related to the generation of operating profit.

SALES FROM OPERATIONS BY GEOGRAPHIC AREA OF DESTINATION

(million euro)	First half 2005	First half 2006

Italy	15,550	19,915
Other European Union	9,324	11,492
Rest of Europe	2,026	3,662
Americas	2,487	2,470
Asia	2,062	2,877
Africa	2,566	3,495
Other areas	86	412
	34,101	44,323

33 Transactions with related parties
In the ordinary course of its business Eni enters into transactions concerning the exchange of goods, provision of services and financing with joint ventures, affiliated companies and non-consolidated subsidiaries as well as with entities directly and indirectly owned or controlled by the Government. All such transactions are mainly conducted on an arm’s length basis in the interest of Eni companies.
The following is a description of trade and financing transactions with related parties.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trade and other transactions
Trade and other transactions in the first half of 2005 consisted of the following:

(million euro)	30.06.2005	First half 2005

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliated companies
ASG Scarl	14	77	64		92	1	1
Azienda Energia e Servizi Torino SpA	1	6			37		1
Bayernoil Raffineriegesellschaft mbH		161			405
Bernhard Rosa Inh. Ingeborg Ploechinger GmbH	12					57
Blue Stream Pipeline Co BV	46				93		2
Bronberger & Kessler Handelsgesellschaft U. Gilg	11					66
Cam Petroli Srl	44					281
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	140	133	4,894				225
Eni Gas BV	35	120	6		10	26	1
Eni Oil Co Ltd		76			22
Gasversorgung Süddeutschland GmbH	5					56
Gruppo Distribuzione Petroli Srl	9					36
Karachaganak Petroleum Operating BV	34	38			62
Modena Scarl	2	15	40		33
Petrobel Belayim Petroleum Co		88			111
Promgas SpA		10		134		147
Raffineria di Milazzo ScpA	75	11			93	42
Rodano Consortile Scarl	2	19	1		42		1
RPCO Enterprise Ltd	5						4
Spf - Tkp Omifpro Snc	2		53				5
Supermetanol CA		42		34
Super Octanos CA		17		107
Toscana Gas Clienti SpA	4					62
Trans Austria Gasleitung GmbH		12			71		2
Transmediterranean Pipeline Co Ltd		4			45
Unión Fenosa Gas SA	1		62	12		16
Other (*)	63	41	76	32	97	73	19
	505	870	5,196	319	1,213	863	261
Unconsolidated subsidiaries
Agip Kazakhstan North Caspian Operating Co NV	1	24		3	9		8
Eni BTC Ltd			161
Other (*)	68	6	10	1	6	1	3
	69	30	171	4	15	1	11
	574	900	5,367	323	1,228	864	272
Entities owned or controlled by the Government
Alitalia	21					125
Enel	124	1		3	3	413	168
Other state holding entities	45	12			22	44	5
	190	13		3	25	582	173
	764	913	5,367	326	1,253	1,446	445

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trade and other transactions for the first half of 2006 consisted of the following:

(million euro)	30.06.2006	First half 2006

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliated companies
ASG Scarl	9	60	80		46		1
Azienda Energia e Servizi Torino SpA	1	20			31
Bayernoil Raffineriegesellschaft mbH		139	1	2	369	1
Bernhard Rosa Inh. Ingeborg Ploechinger GmbH	12					87
Blue Stream Pipeline Co BV	38	21	39		99
Bronberger & Kessler Handelsgesellschaft U. Gilg	12					108
Cam Petroli Srl						298
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	109	85	5,561		6		155
Eni Gas BV	11	106			30
Eni Oil Co Ltd	4	26			29
Fox Energy Srl						118
Gasversorgung Süddeutschland GmbH	6					89
Gruppo Distribuzione Petroli Srl						52
Karachaganak Petroleum Operating BV	25	60		2	59		4
Mangrove Gas Netherlands BV			53
Modena Scarl		9	53		14
Petrobel Belayim Petroleum Co		71			147
Promgas SpA	23	20		195		220
Raffineria di Milazzo ScpA	1	7			114	49
Rodano Consortile Scarl	2	23			35
RPCO Enterprise Ltd	6		120				6
Spf - Tkp Omifpro Snc			16
Supermetanol CA		6		39
Super Octanos CA		35		120
Toscana Gas Clienti SpA	7					88
Trans Austria Gasleitung GmbH	42	54			69		2
Transmediterranean Pipeline Co Ltd		7			46
Unión Fenosa Gas SA			62	76
Other (*)	71	66	108	6	102	37	15
	379	815	6,093	440	1,196	1,147	183
Unconsolidated subsidiaries
Agip Kazakhstan North Caspian Operating Co NV	62	143		2	17		72
Eni BTC Ltd			191
Other (*)	14	10	10	1	7	1	1
	76	153	201	3	24	1	73
	455	968	6,294	443	1,220	1,148	256
Entities owned or controlled by the Government
Alitalia	21					177
Enel	138	2			1	425	194
Other state holding entities	26	13			26	58
	185	15			27	660	194
	640	983	6,294	443	1,247	1,808	450

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Engineering, construction and maintenance services were acquired on an arm’s length basis from the Cosmi Holding Group, related to Eni through a member of the Board of Directors, for a total of approximately euro 7 million and euro 3 million in the first half of 2005 and 2006, respectively.
Most significant transactions concern:

  provision of specialized services in upstream activities from Agip Kazakhstan North Caspian Operating Co NV, Eni Gas BV, Eni Oil Co Ltd, Karachaganak Petroleum Operating BV and Petrobel Belayim Petroleum Co and payables for investment activities from Agip Kazakhstan North Caspian Operating Co NV, Eni Gas BV, Eni Oil Co Ltd and Karachaganak Petroleum Operating BV; services are invoiced on the basis of incurred costs; exclusively with Agip Kazakhstan North Caspian Operating Co NV the provision of services from the Oilfield Services Construction and Engineering segment of Eni;

  transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with ASG Scarl, CEPAV (Consorzio Eni per l’Alta Velocità) Uno, Modena Scarl and Rodano Consortile Scarl, and relevant guarantees for the right executions of projects;

  transportation and distribution activities with Azienda Energia e Servizi Torino SpA;

  sale of petrochemical products, supply of crude oil refining activities and fuel additive purchase from Bayernoil Raffineriegesellschaft mbH, Bernhard Rosa Inh. Ingeborg Plochinger GmbH, Bronberger & Kessler und Gilg & Schweiger GmbH, Cam Petroli Srl, Fox Energy Srl, Gruppo Distribuzione Petroli Srl, Supermetanol CA and Superoctanos CA;

  acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV and Trans Austria Gasleitung GmbH;

  guarantees given in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;

  sale of natural gas with Gasversorgung Süddeutschland GmbH e Toscana Gas Clienti SpA;

  guarantees given on behalf of Mangrove Gas Netherlands BV, RPCO Enterprise Ltd and Spf - Tkp Omifpro Snc relating to bid bonds and performance bonds;

  sale and acquisition of natural gas outside Italy with Promgas SpA;

  acquisition of refining services from Raffineria di Milazzo ScpA in relation to incurred costs;

  acquisition of natural gas transport services outside Italy from Transmediterranean Pipeline Co Ltd; transactions are regulated on the basis of tariffs, which permit the recovery of operating expenses and capital employed;

  sale and acquisition of natural gas and performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations;

  sale of oil products with Alitalia;

  sale and transportation of natural gas, the sale of fuel oil and the sale and purchase of electricity with Enel.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financing transactions
Financing transactions in the first half of 2005 were as follows:

(million euro)	30.06.2005	First half 2005

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliated companies
Blue Stream Pipeline Co BV		24	865		14
Raffineria di Milazzo ScpA			72
Spanish Egyptian Gas Co SAE			351
Trans Austria Gasleitung GmbH	384				6
Transmediterranean Pipeline Co Ltd	180				5
Other (*)	45	167	69	2	5
	609	191	1,357	2	30
Unconsolidated subsidiaries
Other (*)	19	49	1		1
	19	49	1		1
	628	240	1,358	2	31

(*)	Each individual amount included herein does not exceed euro 50 million.

Financing transactions in the first half of 2006 were as follows:

(million euro)	30.06.2006	First half 2006

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliated companies
Blue Stream Pipeline Co BV		11	784		13
Raffineria di Milazzo ScpA			82
Spanish Egyptian Gas Co SAE			334
Trans Austria Gasleitung GmbH		2			6
Transmediterranean Pipeline Co Ltd	151				6
Other (*)	117	85	40	6	4
	268	98	1,240	6	29
Unconsolidated subsidiaries
Other (*)	95	29	6		2
	95	29	6		2
	363	127	1,246	6	31

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Most significant transactions in the first half of 2006 included:

  bank debt guarantee given on behalf of Blue Stream Pipeline Co BV and cash deposit at Eni’s financial companies;

  bank debt guarantee given on behalf of Raffineria di Milazzo ScpA and Spanish Egyptian Gas Co SAE;

  the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd. The financing given to Trans Austria Gasleitung GmbH was reimbursed during the 2006.

Impact of transactions and positions with related parties on the balance sheet, net profit and cash flows
The impact of transactions and positions with related parties on the balance sheet, net profit and financial flows consists of the following:

(million euro)	30.06.2005	30.06.2006

Total	Related parties	Impact %	Total	Related parties	Impact %

Trade and other receivables	14,043	1,069	7.61	17,158	842	4.91
Other financial assets	1,051	323	30.73	897	161	17.95
Current financial liabilities	3,138	222	7.07	3,723	127	3.41
Trade and other payables	11,062	913	8.25	14,308	983	6.87
Long-term debt and current portion of long-term debt	8,580	18	0.21	7,837

The impact of transactions with related parties on the profit and loss accounts consists of the following:

(million euro)	First half 2005	First half 2006

Total	Related parties	Impact %	Total	Related parties	Impact %

Net sales from operations	34,101	1,891	5.55	44,323	2,258	5.09
Purchases, services and other	21,993	1,579	7.18	29,383	1,690	5.75
Financial income	1,625	31	1.91	2,246	31	1.38
Financial expense	1,833	2	0.11	2,095	6	0.29

Transactions with related parties concern the ordinary course of Eni’s business and are mainly conducted on an arm’s length basis.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Main financial flows with related parties consists of the following:

(million euro)	First half 2005	First half 2006

Revenues and other income	1,891	2,258
Costs and other expenses	(1,356)	(1,319)
Net change in trade and other receivables and liabilities	(131)	337
Dividends and net interests	239	251
Net cash provided from operating activities	643	1,527
Capital expenditures in tangible and intangible assets	(223)	(371)
Investments	(31)	(10)
Change in accounts payable in relation to investing activities	134	(248)
Change in financial receivables	170	340
Net cash used in investing activities	50	(289)
Change in financial liabilities	72	(34)
Net cash used in financing activities	72	(34)
Total financial flows to related parties	765	1,204

The impact of financial flows with related parties consists of the following:

(million euro)	First half 2005	First half 2006

Total	Related parties	Impact %	Total	Related parties	Impact %

Cash provided from operating activities	8,613	643	7.47	10,668	1,527	14.31
Cash used in investing activities	(2,920)	50	(1.71)	(2,478)	(289)	11.66
Cash used in financing activities	(5,407)	72	(1.33)	(4,904)	(34)	0.69

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34 Significant not recurrent events and operations
In the first half of 2005 and in the first half of 2006 no significant not recurrent events and/or operations were reported.

35 Positions or transactions deriving from atypical and/or unusual operations
In the first half of 2005 and in the first half of 2006 no positions or transactions deriving from atypical and/or unusual operations were reported.

36 Adjustment of the Consolidated Financial Statements to U.S. GAAP
As its shares are listed on the New York Stock Exchange, Eni files an Annual Report (Form 20-F) with the Securities and Exchange Commission (SEC). The following information is necessary to reconcile the Italian consolidated annual report for 2005 to generally accepted accounting principles in the United States (U.S. GAAP).

Summary of significant differences between IFRS and U.S. GAAP
Eni’s Financial Statements at 30 June 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the European Commission, which differ in certain respects from U.S. GAAP. The differences between these two principles used to reconcile the consolidated accounts for the first half to U.S. GAAP are the same of those reported in Eni’s Financial Statements at 31 December 2005.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37 Reconciliation of net profit and shareholders’ equity determined under IFRS to U.S. GAAP
The following is a summary of the significant adjustments to net profit for the first half of 2005 and 2006 and to shareholders’ equity as of 31 December 2005 and as of 30 June 2006 that would be required if U.S. GAAP had been applied instead of IFRS in the Consolidated Financial Statements.

(million euro)	First half 2005	First half 2006

Net profit according to the Financial Statements prepared under IFRS	4,343	5,275
Items increasing (decreasing) reported net profit:
A. effect of the differences related to companies consolidated under IFRS but carried at equity method under U.S. GAAP
B. successful-efforts accounting	(10)	108
C. elimination of assets impairments and revaluations	4	(3)
D. deferred income taxes	47	15
E. assets associated to the acquisition of a company (portfolio of clients)	(3)	(3)
F. valuation of inventories	(410)	(133)
Effect of the difference between IFRS and U.S. GAAP on investments accounted for using the equity method	(11)
Other adjustments	(150)	207
Effect of U.S. GAAP adjustments on minority interest (a)	(18)	1
Net adjustment	(551)	192
Net profit in accordance with U.S. GAAP	3,792	5,467
Basic profit per share (b)	1.01	1.47
Diluted profit per share (b)	1.01	1.47
Basic profit per ADS (based on two shares per ADS) (b)	2.01	2.94
Diluted profit per ADS (based on two shares per ADS) (b)	2.01	2.94

(a)	Adjustment to account for minority interest portion of differences A through F, which include 100% of differences between IFRS and U.S. GAAP on less than wholly-owned subsidiaries.
(b)	Amounts in euro.

(million euro)	31.12.2005	30.06.2006

Shareholders’ equity according to the Financial Statements prepared under IFRS	36,868	37,832
Items increasing (decreasing) reported shareholders’ equity (a):
A. effect of the differences related to companies consolidated under IFRS but carried at equity method under U.S. GAAP	37	42
B. successful-efforts accounting	2,504	2,472
C. elimination of assets impairments and revaluations	230	226
D. deferred income taxes	(3,415)	(3,337)
E. goodwill	811	845
F. assets associated with the acquisition of a company (portfolio of clients)	(16)	(19)
G. valuation of inventories	(2,036)	(2,170)
Effect of the difference between IFRS and U.S. GAAP on investments accounted for using the equity method	173	170
Other adjustments		(31)
Effect of U.S. GAAP adjustments on minority interest (b)	(31)	(29)
Net adjustment	(1,743)	(1,831)
Shareholders’ equity in accordance with U.S. GAAP	35,125	36,001

(a)	Items increasing (decreasing) reported shareholders’ equity of foreign companies are translated into euro at the exchange rate prevailing at the end of each period.
(b)	Adjustment to account for minority interest portion of differences A through G, which include 100% of differences between IFRS and U.S. GAAP on less than wholly-owned subsidiaries.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated balance sheets, if determined under U.S. GAAP would have been as follows:

(million euro)	31.12.2005	30.06.2006

ASSETS
Current assets
Cash and cash equivalent	1,121	4,196
Other financial assets for trading or available for sale	1,484	945
Trade and other receivables	17,971	17,445
Inventories	1,929	2,394
Income tax receivables	575	338
Other current assets	387	642
Total current assets	23,467	25,960
Non-current assets
Property, plant and equipment	43,868	41,955
Other tangible assets		654
Inventories - compulsory stock	1,462	824
Intangible assets	5,244	5,235
Investments accounted for using the equity method	4,589	4,269
Other investments	416	374
Other financial assets	1,105	934
Deferred tax assets	1,847	1,259
Other non-current assets	979	922
Total non-current assets	59,510	56,426
TOTAL ASSETS	82,977	82,386
LIABILITIES AND EQUITY
Current liabilities
Current financial liabilities	4,916	4,348
Current portion of long-term debt	809	381
Trade and other payables	11,552	11,702
Taxes payable	3,296	3,887
Other current liabilities	648	529
Total current liabilities	21,221	20,847
Non-current liabilities
Long-term debt	7,229	6,883
Provisions for contingencies	7,615	7,674
Provisions for employee benefits	939	878
Deferred tax liabilities	8,370	8,310
Other non-current liabilities	1,015	461
Total non-current liabilities	25,168	24,206
TOTAL LIABILITIES	46,389	45,053
SHAREHOLDERS’ EQUITY
Minority interests	1,463	1,332
Eni shareholders’ equity:
Share capital: 4,005,358,876 fully paid shares nominal value euro 1 each (the same amount as of 31 December 2005)	4,005	4,005
Other reserves	27,753	31,707
Net profit	7,583	5,467
Treasury shares	(4,216)	(5,178)
Eni shareholders’ equity	35,125	36,001
TOTAL SHAREHOLDERS’ EQUITY	36,588	37,333
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	82,977	82,386

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

With regard to the profit and loss account, operating profit (loss) by industry segment and profit before income taxes, as determined under U.S. GAAP, would have been as follows:

(million euro)	First half 2005	First half 2006

Operating profit (loss) by industry segment
Exploration & Production	5,288	8,411
Gas & Power	2,051	1,862
Refining & Marketing	467	227
Petrochemicals	243	66
Other activities	(294)	(216)
Corporate and financial companies	(257)	(142)
	7,498	10,208
Net profit before income taxes	7,698	11,090

Contents

BLANK PAGE

Contents

Accounts of the parent company Eni SpA
as of 30 June 2006
and Interim Dividend for 2006

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / ACCOUNTS OF THE PARENT COMPANY ENI SPA

Accounts
BALANCE SHEET

(million euro)	31 Dec. 2005	30 Jun. 2006

ASSETS
Current assets
Cash and cash equivalent	749	688
Other financial assets for trading or available for sale	235	235
Trade and other receivables	9,401	11,676
Inventories	1,312	1,663
Income tax receivables	58	46
Other current assets	87	79
	11,842	14,387
Non-current assets
Property, plant and equipment	4,954	4,921
Inventories - compulsory stock	1,766	1,746
Intangible assets	858	837
Other investments	20,805	20,749
Other financial assets	44	42
Other non-current assets	816	847
	29,243	29,142
TOTAL ASSETS	41,085	43,529
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current financial liabilities	355	441
Current portion of long-term debt	141	121
Trade and other payables	6,689	6,024
Taxes payable	1,157	1,839
Other current liabilities	37	45
	8,379	8,470
Non-current liabilities
Long-term debt	2,448	2,396
Provisions for contingencies	2,548	2,667
Provisions for employee benefits	255	257
Deferred tax liabilities	132	312
Other non-current liabilities	451	454
	5,834	6,086
TOTAL LIABILITIES	14,213	14,556
SHAREHOLDERS’ EQUITY
Eni shareholders’ equity	26,872	28,973
TOTAL SHAREHOLDERS’ EQUITY	26,872	28,973
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	41,085	43,529

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / ACCOUNTS OF THE PARENT COMPANY ENI SPA

PROFIT AND LOSS ACCOUNT

(million euro)	First half 2005	First half 2006

REVENUES
Net sales from operations	20,249	27,486
Other income and revenues	72	85
TOTAL REVENUES	20,321	27,571
Operating expenses
Purchases, services and other	(17,314)	(24,911)
Payroll and related costs	(374)	(401)
Depreciation, amortization and impairments	(412)	(376)
Operating profit	2,221	1,883
Financial income (expense)
Financial income	438	614
Financial expense	(477)	(588)
	(39)	26
Income from investments	2,744	4,318
Profit before income taxes	4,926	6,227
Income taxes	(809)	(772)
Net profit	4,117	5,455
Earnings per share (euro per share)
- basic	1.09	1.47
- diluted	1.09	1.47

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / ACCOUNTS OF THE PARENT COMPANY ENI SPA

Statement of changes in shareholders’ equity

(million euro)	Share capital	Legal reserve	Treasury shares	Reserve for repurchase of own shares	Other equity reserves	Retained earnings not distributable	Retained earnings	Interim dividend	Net profit for the period	Total

Balance at 31 December 2004	4,004	959	(3,229)	5,392	9,988	95	4,311		4,684	26,204

Changes in accounting principles			(2)	2		490	180			670
Adjusted balance at 31 December 2004	4,004	959	(3,231)	5,394	9,988	585	4,491		4,684	26,874
Net profit for the first half									4,117	4,117
Transactions with shareholders
Dividend distribution of 2004 (euro 0.90 per share)									(3,384)	(3,384)
Allocation of 2004 net profit							1,300		(1,300)
Own shares repurchased			(228)							(228)
Treasury shares sold under incentive plans for Eni managers			10	(10)			10			10
			(218)	(10)			1,310		(4,684)	(3,602)
Other changes in shareholders’ equity
Adjustment on first adoption of IFRS						(23)	23
Balance at 30 June 2005	4,004	959	(3,449)	5,384	9,988	562	5,824		4,117	27,389
Net profit for the second half									1,925	1,925
Transactions with shareholders
Interim dividend (euro 0.45 per share)								(1,686)		(1,686)
Shares repurchased			(806)							(806)
Shares issued under stock grant and stock option plans	1					(2)	1
Treasury shares sold under incentive plans for Eni managers			37	(37)	30		7			37
	1		(769)	(37)	30	(2)	8	(1,686)		(2,455)
Other changes in shareholders’ equity
Reclassification to retained earnings						(1)	1
Adjustment on first adoption of IFRS						(15)	15
Cost of stock option and stock grant							13			13
						(16)	29			13
Balance at 31 December 2005	4,005	959	(4,218)	5,347	10,018	544	5,861	(1,686)	6,042	26,872

Net profit for the first half									5,455	5,455
Transactions with shareholders
Dividend distribution of 2005 (euro 1.10 per share)								1,686	(4,086)	(2,400)
Allocation of 2005 net profit							1,956		(1,956)
Authorization to repurchase own shares				2,000			(2,000)
Own shares repurchased			(978)							(978)
Treasury shares sold under incentive plans for Eni managers			18	(18)	11		7			18
			(960)	1,982	11		(37)	1,686	(6,042)	(3,360)
Other changes in shareholders’ equity
Reclassification to retained earnings						(2)	2
Adjustments on first adoption of IFRS						(11)	11
Cost of stock option and stock grant							6			6
						(13)	19			6
Balance at 30 June 2006	4,005	959	(5,178)	7,329	10,029	531	5,843		5,455	28,973

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / ACCOUNTS OF THE PARENT COMPANY ENI SPA

STATEMENT OF CASH FLOW

(million euro)	First half 2005	First half 2006

Net profit	4,117	5,455
Depreciation and amortization	412	376
Writedowns (revaluations), net	248	207
Net change in provisions for contingencies	(30)	181
Net change in the provisions for employee benefits	3	2
Gain on disposal of assets, net	5	(605)
Dividend income	(2,983)	(3,962)
Interest income	(54)	(68)
Interest expense	45	54
Exchange differences	4	1
Current and deferred income taxes	809	772
Other changes		6
Cash generated from operating profit before changes in working capital	2,576	2,419
(Increase) decrease:
- inventories	(390)	(331)
- accounts receivable	408	1,209
- other assets	(7)	7
- trade and other accounts payable	833	221
- other liabilities	(22)	8
Cash from operations	3,398	3,533
Dividends received	1,742	1,994
Interest received	52	73
Interest paid	(99)	(63)
Income taxes paid	(557)	(530)
Net cash provided from operating activities	4,536	5,007
Investments:
- tangible assets	(298)	(325)
- intangible assets	(51)	(66)
- investments	(4)	(217)
- securities
- financing receivables		(1,496)
- change in accounts payable and receivable in relation to investments and capitalized depreciation	(78)	(326)
Cash flow from investments	(431)	(2,430)
Disposals:
- tangible assets	6	11
- intangible assets
- investments	116	694
- securities
- financing receivables	28	1
- change in accounts receivable in relation to disposals	1	1
Cash flow from disposals	151	707
Net cash used in investing activities	(280)	(1,723)

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / ACCOUNTS OF THE PARENT COMPANY ENI SPA

STATEMENT OF CASH FLOW (continued)

(million euro)	First half 2005	First half 2006

Net cash used in investing activities	(280)	(1,723)
Proceeds from long-term debt	1
Payments of long-term debt	(24)	(71)
Reductions of short-term debt	289	86
Dividends to shareholders	(3,384)	(2,400)
Shares repurchased	(218)	(960)
Net cash used in financing activities	(3,336)	(3,345)
Net cash flow for the period	920	(61)
Cash and cash equivalent at beginning of the period	581	749
Cash and cash equivalent at end of the period	1,501	688

Evaluation criteria

Accounts of the parent company Eni SpA are prepared in accordance to the International Financial Reporting Standards approved by the European Commission. Accordingly evaluation criteria are the same as those employed in the consolidated first half report to which we refer, except for the evaluation and recording of investments in subsidiaries, affiliates, and joint ventures. In particular, investments in subsidiaries, affiliates, and joint ventures are stated at purchase cost including ancillary costs. When events occur that lead to a presumable reduction in the book value of investments, the recoverability of the book value is checked with respect to the corresponding realizable value, represented by the greater of fair value less costs to sell and replacement cost. In the absence of a binding sales agreement, fair value is estimated on the basis of market values, of recent transactions, or of the best available information that shows the proceeds that the company could reasonably expect to collect from the asset’s disposal. Replacement cost is determined by discounting the expected cash flows deriving from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of any disposal charge. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. The discounting is carried out at a rate that takes into account the implicit risk in the sectors where the entity operates.
Any risk deriving from losses exceeding net equity is recorded in a specific provision in so far the parent company is required to fulfill legal or implicit obligations towards the investee or anyhow is required to cover its losses.
When the reasons for impairment cease to exist in the case of investments stated at cost, Eni reverses previously recorded impairment charges and records an income as asset revaluation in the profit and loss account of the relevant year under the item “Other income (expense) from investments”.
Investments held as trading assets are recorded at fair value with any change in fair value charged against income or expense from investments of the profit and loss account; under certain circumstances changes in fair value are charged against other reserves of net equity and the amount of the reserve is charged against the profit and loss account in case of an impairment or a divestment. When the fair value cannot be reasonably determined, investments are stated at cost adjusted for impairment; impairments cannot be reversed.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / ACCOUNTS OF THE PARENT COMPANY ENI SPA

Interim dividend for 2006

Eni’s Board of Directors confirmed the payment of dividends on a six-month basis also for fiscal year 2006.
Article 2433-bis of the Italian Civil Code allows the distribution of interim dividends under certain conditions. Eni SpA meets the conditions indicated by the code, in particular:

  Eni’s Financial Statements are audited by independent external auditors registered in a public registry;

  the distribution of interim dividends is allowed by Article 29.3 of Eni’s By-laws;

  Eni’s 2005 Financial Statements do not show losses for the year 2005 or for previous years;

  Eni’s external auditors provided a positive evaluation of Eni’s Financial Statements for fiscal year 2005 approved by Eni’s General Shareholders Meeting on 25 May 2006.

The above mentioned article of the Civil Code states that “the amounts of interim dividends cannot be higher than the profits recorded for the period, less the amounts destined to the legal or statutory reserve, and the total amount of disposable reserves”. The accounts of the parent company Eni SpA as of 30 June 2006, corresponding to the accounts required by Article 2433-bis, paragraph 5 of the Civil Code, indicate the following values for the above mentioned calculation:

  net profit for the period 1 January-30 June 2006: euro 5,455 million1;

  disposable reserves: euro 15,872 million, broken down as follows:

(million euro)
Retained earnings
Disposable amount	5,340
Reserve against capital grants as per Article 88 DPR No. 917/1986	405
Reserve as per Article 14 Law No. 342/2000	74
Reserve gains on the sale of stock as per Law No. 169/1983	19
Reserve profit from merger	4
Reserve as per Article 13 Legislative Decree No. 124/1993	1
5,843
Equity reserves
Reserve from revaluation carried out as per Law No. 342/2000	9,839
Reserve from revaluation carried out as per Law No. 448/2001	43
Reserve from revaluation carried out as per Law No. 413/1991	39
Reserve from revaluation carried out as per Law No. 72/1983	3
Reserve from revaluation carried out as per Law No. 408/1990	2
Reserve from contributions in kind as per Laws No. 730/1983, 749/1985, 41/1986	62
Reserve net equity adjustment as per Law No. 292/1993	41
10,029
15,872

Since disposable reserves are higher than distributable profits, the profit for the period 1 January-30 June 2006 amounting to euro 5,455,148,000 can be distributed to shareholders as interim dividend.
The Board of Directors resolved to distribute an interim dividend for fiscal year 2006 amounting to euro 0.60 per each share on the register as of 23 October 2006, excluding treasury shares, that will be paid from 26 October 2006.
Eni’s external auditors has expressed the opinion required by Article 2344-bis, paragraph 5 of the Civil Code.

__________________

(1)	No provision is required to be made to the legal reserve as the same already reached the value required by law.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / REPORTS OF INDEPENDENT AUDITORS

Reports of Independent Auditors

PricewaterhouseCoopers SpA

AUDITORS’ REPORT ON THE DOCUMENTS REQUIRED BY ARTICLE 2433-BIS OF THE CIVIL CODE FOR THE DISTRIBUTION OF INTERIM DIVIDENDS

To the Board of Directors of
Eni SpA

We have reviewed the accounting statement and the Directors’ report of Eni SpA at 30 June 2006 prepared in accordance with article 2433-bis of the Civil Code for the distribution of interim dividends amounting to Euro 0.60 per share, to be paid on 23 October 2006. Considering both the shares in circulation at the date of this report and the sale, if any, of treasury stock related to the exercise of stock options/stock grants held by management, total dividends distributable in accordance with the Board Resolution regarding the shares in circulation at the payment date are less than the maximum distributable profits of Euro 5,455,148 thousand. The company’s Directors are responsible for the correct preparation of the accounting statement and the contents of the Directors’ report. Our responsibility is limited to the expression of an opinion on the fairness of the situation presented by the directors which allows the distribution of interim dividends on the basis of the limited audit procedures performed.

For the purposes above, we have carried out the following procedures:

  Verified compliance with the requirements of paragraphs 1 through 4 of article 2433-bis of the Civil Code.
  Carried out a review of the accounting statement at 30 June 2006.

The review was conducted in accordance with the criteria recommended by Consob (the National Commission for Companies and the Stock Exchange) for the review of interim financial reporting and consisted principally of inquiries of company management about the information reported in the accounting statement and about the consistency of the accounting principles utilised therein as well as analytical review procedures on the data contained in the accounting statement. The review excluded certain auditing procedures such as compliance testing and verification and validation testes of the assets and liabilities and was therefore substantially less in scope that an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike the audit of the annual statutory financial statements, we do not express in audit opinion on the accounting statement at 30 June 2006.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 // REPORTS OF INDEPENDENT AUDITORS

  Reviewed in accordance with international standards on auditing the reasonableness of the assumptions made by management for the year-end forecasts, based on which profits distributed on account are not offset by losses during the latter period of the year.

We have audited the financial statements at 31 December 2005 and issued our opinion dated 28 April 2006.

The accounting statement presents comparative data of the interim financial reporting at 30 June 2005, restated in accordance with International Financial Reporting Standards (IFRS). This comparative data and the related reconciliation and restatement schedules have been derived from the interim figures prepared in accordance with Italian law and accounting standards previously in force which were reviewed by us and for which reference should be made to our report dated 21 September 2005.

However, considering the uncertainty inherent in forecasted information, based on our review no significant matters have come to our attention that causes us to believe that the accounting statement and the Directors’ report at 30 June 2006, prepared by Eni SpA pursuant to article 2433-bis of the Civil Code, do not comply with the requirements of the law for the distribution of an interim dividend not exceeding a maximum of Euro 5,455,148 thousand.

Milan, 21 September 2006

PricewaterhouseCoopers SpA

Signed by Alberto Giussani

(Partner)

This report has been translated into the English language solely for the convenience of international readers.

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / REPORTS OF INDEPENDENT AUDITORS

Contents

ENI REPORT ON THE FIRST HALF OF 2006 / REPORTS OF INDEPENDENT AUDITORS

Contents

BLANK PAGE

Contents

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock:
euro 4,005,358,876 fully paid
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
San Donato Milanese (Milan) - Piazza Ezio Vanoni, 1

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.it

Publications
Financial Statements prepared in accordance with Legislative Decree No. 127 of April 9, 1991 (in Italian)
Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Health, Safety and Environment Report (in Italian and English)
Fact Book (in Italian and English)
Report on the First, the Second and the Third Quarter
(in Italian and English)
Report on the First Half (in Italian)
prepared in accordance with art. 2428 of Italian Civil Code
Report on the First Half (in English)

Internet Home page: http://www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Design: Opera
Cover: Grafica Internazionale - Rome
Layout and supervision: Studio Joly Srl - Rome
Digital printing: Marchesi Grafiche Editoriali SpA - Rome
Printed on environment friendly paper: Fedrigoni Symbol Freelife Satin

Contents

Società per Azioni
Piazzale Enrico Mattei 1 - 00144 Rome
Tel +39.0659821 • Fax +39.0659822141
www.eni.it

PRESS RELEASE

Eni is not studying any offer for Maurel & Prom

San Donato Milanese (Milan), 1 August 2006 – With regards to recent press reports Eni notes that it is not studying any offer for Maurel & Prom.

Eni and Maurel & Prom are considering the sale to Eni of certain international assets.

Contacts:

Press Office: Tel. 02.52031875 – 06.5982398

Switch Board: +39-0659821

ufficio.stampa@eni.it

segreteriasocietaria.azionisti@eni.it

investor.relations@eni.it

Web Site: www.eni.it